Dreyfus
Emerging Leaders Fund

ANNUAL REPORT August 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Emerging Leaders Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of September 1, 2007, through August 31, 2008, as provided by Oliver Buckley, Langton C. Garvin and Kristin Crawford, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Emerging Leaders Fund produced a total return of −13.39%.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a −5.48% total return for the same period.[2]

Equity markets declined during the reporting period under an onslaught of negative economic news, including a prolonged U.S. economic downturn and a persistent credit crisis in fixed-income markets. The fund underperformed the benchmark, due mainly to disappointing performance from the valuation-oriented components of our quantitative model over most of the reporting period, as well as mixed results from momentum-oriented factors. Stock selection proved particularly weak in the technology, health care and commercial services areas.

The Fund's Investment Approach

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are emerging leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings growth. Our investment process is driven by computer models that identify and rank stocks based on fundamental momentum, relative value, future value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the Index. Within each sector, we overweight the stocks ranked most attractive and underweight or avoid those ranked least attractive.

A Difficult Environment for Value Factors

The U.S. economy was beset by challenges over the reporting period. Plummeting housing values and a surge in mortgage foreclosures fueled turmoil in the mortgage market, while escalating commodity prices burdened consumers with soaring energy and food costs. These factors caused consumers to cut back on spending, and many businesses reduced capital expenditures in anticipation of a more difficult business environment. Meanwhile, a credit crisis continued to batter commercial banks, investment banks, bond insurers and mortgage agencies, which announced massive losses.

In this challenging environment, small-cap stocks generally declined to a lesser degree than their large-cap counterparts. However, among small-cap stocks, those exhibiting strong price momentum tended to perform best. While price momentum is incorporated into our quantitative model, it is not the most significant measure of momentum that we employ. The fund's other momentum factors, including fundamental earnings momentum, proved less predictive of stock performance over this period, leading to mixed results on the momentum side.

The performance of the fund's various value factors proved significantly weaker. For example, stocks which appeared to be more attractively valued based on income statement and balance sheet measures tended to trail those which appeared more expensive on these metrics. Since such conditions run counter to historical trends, we do not expect them to persist over the longer term. During the reporting period, however, they were responsible for much of the fund's relative underperformance.

Weakness in Some Sectors Offset Strength in Others

These influences detracted significantly from the fund's returns in the information technology sector. Underperforming industry groups included electronic equipment makers, such as Novatel Wireless and ARRIS Group (which was sold during the reporting period); semiconductor companies, such as Sigma Designs; software developers, such as Vignette; and networking manufacturer F5 Networks (also sold during the reporting period). In the health care area, the fund's greater disappointments were concentrated among drug developers, such as Salix Pharmaceuticals, and medical services providers, such as Chemed. In the biotechnology area, Onyx Pharmaceuticals, which was sold during the reporting period, further detracted from relative performance. Commercial services holdings also underperformed, with global management consulting firm Diamond Management & Technology Consultants losing substantial ground. Diamond Management & Technology Consultants was sold during the reporting period.

On a more positive note, several holdings helped offset otherwise negative stock selections, including a few investments in the weak sectors cited above. In the technology area, for example, Chinese Internet services provider Sohu.com rose sharply on growth in its gaming offerings, and a boost from Olympic Games related visibility as an official sponsor. However, most of the fund's better performers were in the telecommunications, basic materials and consumer staples sectors. Top holdings included Golden Telecom (sold during the reporting period), which surged after the company announced a takeover by Russian mobile phone company Vimplecom; fertilizer maker CF Industries Holdings, which climbed in response to robust global demand; and egg producer Cal-Maine Foods, which benefited from a favorable pricing environment.

September 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The Dreyfus Corporation has undertaken to absorb certain fund expenses pursuant to an agreement in effect through March 31, 2009, at which time it may be extended, terminated or modified.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*
Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Emerging Leaders Fund and the Russell 2000 Index

Average Annual Total Returns *as of 8/31/08*

	1 Year	5 Years	10 Years
Fund	**(13.39)%**	**5.02%**	**8.51%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Emerging Leaders Fund on 8/31/98 to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Emerging Leaders Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 6.93
Ending value (after expenses)	$1,026.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 6.90
Ending value (after expenses)	$1,018.30

† *Expenses are equal to the fund's annualized expense ratio of 1.36%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Common Stocks—98.0%	Shares	Value ($)
Commercial & Professional Services—7.9%		
Anixter International	48,800 a,b	3,601,928
COMSYS IT Partners	36,800 b	435,712
Ennis	148,200	2,446,782
Gartner	24,000 a,b	633,840
Greenfield Online	125,200 b	2,172,220
Nash Finch	20,100 a	818,472
Owens & Minor	44,300 a	2,043,116
Rush Enterprises, Cl. A	109,999 a,b	1,450,887
ScanSource	36,300 a,b	1,092,267
School Specialty	34,100 a,b	1,040,050
TeleTech Holdings	63,200 a,b	974,544
United Stationers	32,000 a,b	1,586,560
Wright Express	75,100 a,b	2,234,225
		20,530,603
Communications—.8%		
iPCS	49,200 b	984,000
NTELOS Holdings	26,300	782,425
Starent Networks	30,000 b	413,100
		2,179,525
Consumer Durables—3.0%		
Cooper Tire & Rubber	65,500 a	626,180
Fossil	67,800 a,b	2,028,576
Fuel Systems Solutions	37,400 a,b	1,938,442
Matthews International, Cl. A	29,200	1,467,592
Meritage Homes	18,700 b	437,954
Polaris Industries	32,800 a	1,478,952
		7,977,696
Consumer Non-Durables—6.8%		
American Greetings, Cl. A	131,400	2,112,912
Cal-Maine Foods	72,800 a	2,874,872
Central European Distribution	18,700 a,b	1,078,803
Deckers Outdoor	3,700 a,b	420,653
Elizabeth Arden	133,700 b	2,735,502
Perry Ellis International	46,900 a,b	800,114
Ralcorp Holdings	31,900 a,b	1,958,660

Common Stocks (continued)	Shares		Value ($)
Consumer Non-Durables (continued)			
Sanderson Farms	49,800	a	1,708,638
Warnaco Group	79,100	b	4,079,187
			17,769,341
Consumer Services–3.4%			
CBRL Group	15,500	a	400,520
Jack in the Box	119,300	a,b	2,830,989
Pre-Paid Legal Services	44,800	b	1,999,872
Priceline.com	25,900	a,b	2,408,182
Scholastic	44,400	a	1,158,840
			8,798,403
Electronic Technology–10.3%			
Amkor Technology	341,900	b	2,567,669
Cognex	53,000	a	1,072,190
Cogo Group	92,800	b	511,328
Comtech Telecommunications	48,700	a,b	2,226,564
Cubic	34,400		952,536
EMS Technologies	41,300	a,b	970,137
Foundry Networks	110,500	a,b	2,032,095
Hexcel	153,100	b	3,181,418
Intevac	147,900	b	1,505,622
Novatel Wireless	131,200	a,b	817,376
OmniVision Technologies	64,600	a,b	754,528
Oplink Communications	97,500	a,b	1,281,150
Pericom Semiconductor	168,900	b	2,303,796
Rackable Systems	69,800	a,b	723,128
Sigma Designs	24,800	a,b	424,824
TransDigm Group	22,400	a,b	841,344
Transmeta	46,300	a,b	692,185
TTM Technologies	204,200	a,b	2,446,316
Volterra Semiconductor	111,900	b	1,759,068
			27,063,274
Energy Minerals–5.1%			
Alpha Natural Resources	22,900	a,b	2,269,390
ATP Oil & Gas	22,400	a,b	575,680
Berry Petroleum, Cl. A	15,500		645,110

Common Stocks (continued)	Shares		Value ($)
Energy Minerals (continued)			
Callon Petroleum	148,700	a,b	2,954,669
Carrizo Oil & Gas	17,200	a,b	853,808
Comstock Resources	15,700	a,b	1,019,558
GMX Resources	31,200	b	2,116,608
Mariner Energy	16,700	a,b	485,803
Stone Energy	48,400	b	2,307,228
			13,227,854
Finance—17.3%			
Advanta, Cl. B	181,800	a	1,387,134
American Physicians Capital	40,800	a	1,725,840
Bank Mutual	89,900	a	1,083,295
City Holding	45,200	a	1,889,812
Columbia Banking System	18,500		259,000
Delphi Financial Group, Cl. A	60,400		1,620,532
Dollar Financial	29,300	a,b	535,604
Extra Space Storage	185,300	a	2,918,475
FelCor Lodging Trust	210,800	a	1,688,508
First Midwest Bancorp	64,400	a	1,441,272
First Potomac Realty Trust	69,100		1,147,751
FirstMerit	26,700	a	540,408
Frontier Financial	119,800	a	1,335,770
Getty Realty	73,500	a	1,538,355
GFI Group	168,400	a	1,953,440
Glimcher Realty Trust	81,200	a	819,308
Greenhill & Co.	38,000	a	2,511,800
Inland Real Estate	199,200	a	2,995,968
Interactive Brokers Group, Cl. A	17,000	b	464,100
Kite Realty Group Trust	80,600		982,514
Knight Capital Group, Cl. A	108,800	a,b	1,875,712
Maguire Properties	59,400	a	672,408
National Health Investors	13,800	a	451,260
National Penn Bancshares	27,900	a	398,412
Odyssey Re Holdings	13,700		517,312
Old National Bancorp	22,100	a	385,203
Oriental Financial Group	100,300		1,733,184
Phoenix Cos.	186,500	a	2,221,215
PMA Capital, Cl. A	69,300	a,b	657,657

Common Stocks (continued)	Shares		Value ($)
Finance (continued)			
Signature Bank	77,300	a,b	2,285,761
Sterling Bancshares	53,600		527,424
Sunstone Hotel Investors	19,100	a	270,838
Susquehanna Bancshares	108,200	a	1,729,036
Westamerica Bancorporation	52,000	a	2,662,400
			45,226,708
Health Care Technology−9.3%			
Abaxis	33,800	a,b	672,282
Biodel	56,000	a,b	1,000,720
BioMarin Pharmaceutical	106,700	a,b	3,215,938
Bruker	17,300	b	267,112
Caraco Pharmaceutical Laboratories	53,800	b	866,180
CONMED	57,100	a,b	1,824,916
Cynosure, Cl. A	26,000	a,b	644,280
Invacare	58,400	a	1,485,112
Isis Pharmaceuticals	104,800	a,b	1,852,864
Martek Biosciences	98,200	a,b	3,280,862
Medicis Pharmaceutical, Cl. A	52,100	a	1,078,991
Merit Medical Systems	59,100	b	1,144,176
Momenta Pharmaceuticals	200,200	b	2,870,868
Regeneron Pharmaceuticals	41,500	b	901,380
Salix Pharmaceuticals	80,200	a,b	545,360
SonoSite	17,400	a,b	588,120
STERIS	57,400		2,110,598
			24,349,759
Industrial Services−2.9%			
American Ecology	27,800	a	902,388
Bristow Group	25,400	b	1,035,558
Comfort Systems USA	41,000	a	624,840
Dycom Industries	28,200	b	452,046
Gulf Island Fabrication	20,000		861,400
Michael Baker	21,000	b	727,020
Perini	62,600	a,b	1,672,046
PHI	10,600	a,b	407,146
Willbros Group	21,900	b	906,879
			7,589,323

Common Stocks (continued)	Shares	Value ($)
Process Industries–5.9%		
AEP Industries	22,600 a,b	421,038
CF Industries Holdings	6,000	914,400
Glatfelter	120,400 a	1,766,268
Grace (W.R.) & Co.	46,900 b	1,233,001
GrafTech International	157,700 b	3,204,464
Landec	168,100 b	1,578,459
Minerals Technologies	7,300 a	479,464
OM Group	27,200 a,b	1,009,120
Sensient Technologies	49,400 a	1,442,974
Terra Industries	65,300	3,281,325
		15,330,513
Producer Manufacturing–8.6%		
American Superconductor	44,700 a,b	1,098,279
Ampco-Pittsburgh	14,000	608,160
Apogee Enterprises	53,100 a	1,062,000
Astec Industries	79,200 a,b	2,724,480
Chart Industries	67,500 b	3,117,150
CIRCOR International	22,900	1,379,954
Columbus McKinnon	33,100 b	903,299
Energy Conversion Devices	11,800 a,b	887,006
FuelCell Energy	275,100 a,b	1,909,194
Knoll	169,000 a	2,783,430
L.B. Foster, Cl. A	21,600 a,b	832,896
NCI Building Systems	40,200 a,b	1,538,856
Nordson	8,800	471,944
Tecumseh Products, Cl. A	72,300 a,b	1,907,997
Valmont Industries	12,200 a	1,302,228
		22,526,873
Retail Trade–3.5%		
Asbury Automotive Group	49,600 a	602,144
Dress Barn	65,400 a,b	1,063,404
Finish Line, Cl. A	36,700 a	443,703
Great Atlantic & Pacific Tea	52,400 a,b	855,168
Insight Enterprises	50,900 b	846,976
JoS. A. Bank Clothiers	47,200 a,b	1,226,728
Men's Wearhouse	102,900 a	2,253,510

Common Stocks (continued)	Shares		Value ($)
Retail Trade (continued)			
Systemax	123,800	a	1,908,996
			9,200,629
Technology Services—9.9%			
Apria Healthcare Group	98,700	b	1,952,286
CACI International, Cl. A	29,100	b	1,473,915
Chemed	60,600	a	2,650,644
Earthlink	124,000	a,b	1,155,680
Jack Henry & Associates	108,200	a	2,167,246
Manhattan Associates	89,500	a,b	2,193,645
Micros Systems	15,700	a,b	483,874
PAREXEL International	112,400	b	3,570,948
PharMerica	53,300	b	1,261,611
Sohu.com	41,400	a,b	3,117,420
SPSS	11,700	a,b	369,486
SRA International, Cl. A	64,200	b	1,507,416
Sybase	23,000	a,b	791,430
Tyler Technologies	83,500	a,b	1,353,535
Vignette	126,000	a,b	1,717,380
			25,766,516
Transportation—.7%			
Atlas Air Worldwide Holdings	17,300	a,b	998,902
SkyWest	26,900	a	459,721
Ultrapetrol Bahamas	37,300	b	405,824
			1,864,447
Utilities—2.6%			
El Paso Electric	111,200	b	2,367,448
MGE Energy	23,000	a	779,700
Piedmont Natural Gas	123,900	a	3,574,515
			6,721,663
Total Common Stocks			
(cost $255,640,120)			**256,123,127**

Other Investment—2.8%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $7,338,000)	7,338,000	c	**7,338,000**

Investment of Cash Collateral for Securities Loaned−36.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $94,896,079)	94,896,079 ^c	**94,896,079**
Total Investments (cost $357,874,199)	**137.1%**	**358,357,206**
Liabilities, Less Cash and Receivables	**(37.1%)**	**(96,977,846)**
Net Assets	**100.0%**	**261,379,360**

^a *All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $91,684,825 and the total market value of the collateral held by the fund is $96,382,129, consisting of cash collateral of $94,896,079 and U.S. Government and agency securities valued at $1,486,050.*

^b *Non-income producing security.*

^c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	39.1	Energy Minerals	5.1
Finance	17.3	Retail Trade	3.5
Electronic Technology	10.3	Consumer Services	3.4
Technology Services	9.9	Consumer Durables	3.0
Health Care Technology	9.3	Industrial Services	2.9
Producer Manufacturing	8.6	Utilities	2.6
Commercial & Professional Services	7.9	Communications	.8
Consumer Non-Durables	6.8	Transportation	.7
Process Industries	5.9		**137.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $91,684,825)–Note 1(b):		
Unaffiliated issuers	255,640,120	256,123,127
Affiliated issuers	102,234,079	102,234,079
Cash		12,767
Dividends and interest receivable		258,549
Receivable for shares of Common Stock subscribed		72,407
Prepaid expenses		27,099
		358,728,028
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		283,200
Liability for securities on loan–Note 1(b)		94,896,079
Payable for investment securities purchased		1,903,933
Payable for shares of Common Stock redeemed		94,630
Accrued expenses		170,826
		97,348,668
Net Assets ($)		**261,379,360**
Composition of Net Assets ($):		
Paid-in capital		237,993,084
Accumulated undistributed investment income–net		898,512
Accumulated net realized gain (loss) on investments		22,004,757
Accumulated net unrealized appreciation (depreciation) on investments		483,007
Net Assets ($)		**261,379,360**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		10,805,188
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**24.19**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	4,259,089
Affiliated issuers	152,581
Income from securities lending	941,256
Total Income	**5,352,926**
Expenses:	
Management fee–Note 3(a)	2,857,307
Shareholder servicing costs–Note 3(b)	1,341,693
Professional fees	45,288
Prospectus and shareholders' reports	34,788
Custodian fees–Note 3(b)	27,389
Registration fees	19,818
Directors' fees and expenses–Note 3(c)	16,630
Loan commitment fees–Note 2	3,159
Interest expense–Note 2	1,223
Miscellaneous	19,955
Total Expenses	**4,367,250**
Less–reduction in fees due to earnings credits–Note 1(b)	(11,913)
Net Expenses	**4,355,337**
Investment Income–Net	**997,589**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	35,381,617
Net unrealized appreciation (depreciation) on investments	(87,097,027)
Net Realized and Unrealized Gain (Loss) on Investments	**(51,715,410)**
Net (Decrease) in Net Assets Resulting from Operations	**(50,717,821)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008	2007
Operations ($):		
Investment income−net	997,589	590,512
Net realized gain (loss) on investments	35,381,617	57,252,469
Net unrealized appreciation (depreciation) on investments	(87,097,027)	(24,997,065)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(50,717,821)**	**32,845,916**
Dividends to Shareholders from ($):		
Investment income−net	(11,349)	−
Net realized gain on investments	(62,419,183)	(129,503,625)
Total Dividends	**(62,430,532)**	**(129,503,625)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	21,691,521	52,688,934
Dividends reinvested	61,671,999	127,141,655
Cost of shares redeemed	(155,037,205)	(226,860,140)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(71,673,685)**	**(47,029,551)**
Total Increase (Decrease) in Net Assets	**(184,822,038)**	**(143,687,260)**
Net Assets ($):		
Beginning of Period	446,201,398	589,888,658
End of Period	**261,379,360**	**446,201,398**
Undistributed investment income−net	898,512	480,085
Capital Share Transactions (Shares):		
Shares sold	806,489	1,415,151
Shares issued for dividends reinvested	2,388,516	3,603,081
Shares redeemed	(5,559,519)	(6,125,550)
Net Increase (Decrease) in Shares Outstanding	**(2,364,514)**	**(1,107,318)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	33.88	41.32	46.64	37.71	34.18
Investment Operations:					
Investment income (loss)−net[a]	.08	.04	(.07)	(.05)	(.19)
Net realized and unrealized gain (loss) on investments	(4.27)	2.28	1.71	8.98	3.72
Total from Investment Operations	(4.19)	2.32	1.64	8.93	3.53
Distributions:					
Dividends from investment income−net	(.00)[b]	–	–	–	–
Dividends from net realized gain on investments	(5.50)	(9.76)	(6.96)	–	–
Total Distributions	(5.50)	(9.76)	(6.96)	–	–
Net asset value, end of period	24.19	33.88	41.32	46.64	37.71
Total Return (%)	(13.39)	4.68	3.31	23.68	10.29
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.38	1.33	1.33	1.33	1.31
Ratio of net expenses to average net assets	1.37	1.33	1.15	1.26	1.31
Ratio of net investment income (loss) to average net assets	.31	.11	(.15)	(.12)	(.50)
Portfolio Turnover Rate	65.98	67.66	65.29	42.07	47.66
Net Assets, end of period ($ x 1,000)	261,379	446,201	589,889	772,010	992,859

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Emerging Leaders Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is closed to new investors.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS

157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $313,752 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $605,380, undistributed capital gains $22,266,493 and unrealized appreciation $514,403.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: ordinary income $11,349 and $0 and long-term capital gains $62,419,183 and $129,503,625, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment of real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $567,813 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended August 31, 2008 was approximately $27,300, with a related weighted average annualized interest rate of 4.49%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly.

Effective March 5, 2008, the Manager has undertaken until March 31, 2009 that, if the aggregate expenses of the fund, exclusive of shareholder servicing fees and Rule 12b-1 fees, but including the management fee, exceed 1.20% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the management agreement, or the Manager will bear, such excess expense. During the period ended August 31, 2008, no expense reimbursement was required pursuant to the undertaking.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, the fund was charged $793,696 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $103,897 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $11,913 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $27,389 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $200,535, shareholder services plan fees $55,704, custody fees $6,182, chief compliance officer fees $3,760 and transfer agency per account fees $17,019.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a 1% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. Effective December 1, 2007, the fund discontinued the redemption fee. The fund reserves the right to impose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $208,191,721 and $339,784,063, respectively.

At August 31, 2008, the cost of investments for federal income tax purposes was $357,842,803; accordingly, accumulated net unrealized appreciation on investments was $514,403, consisting of $32,239,833 gross unrealized appreciation and $31,725,430 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Plan of Reorganization

At a meeting of the Board of Directors of Advantage Funds, Inc. (the "Company") held on July 15, 2008, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization for the Company, on behalf of the fund and Dreyfus Small Company Value Fund (the "Acquiring Fund"). The merger provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of August 5, 2008 will be asked to approve the merger on behalf of the fund at a special meeting of shareholders to be held on or about November 19, 2008. The Reorganization is expected to take place on or about January 22, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Emerging Leaders Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Emerging Leaders Fund (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Emerging Leaders Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $5.5000 per share as a long-term capital gain distribution of the $5.5010 per share paid on December 11, 2007. Also the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $11,349 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting, administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail no-load small-cap core funds, (the "Performance Group") and to

a larger universe of funds, consisting of all retail and institutional small-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and expressed their concern that the fund's total return performance for the one-, two- and three-year periods ended January 31, 2008 was in the fourth quartile of the Performance Group and in the Performance Universe. Management informed the Board that it was considering alternative arrangements for the fund and will have a proposal for the Board at the next regularly scheduled Board meeting.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee and total expense ratio was in the second and third quartile of its Expense Group and Expense Universe, respectively. After discussions with the Board members, representatives of Dreyfus agreed that, through March 31, 2009, if the aggregate expenses of a fund's share class, exclusive of shareholder servicing fees, and Rule 12b-1 fees, but including the management fee, exceed 1.20 of 1% of the value of the funds average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Management Agreement, or Dreyfus will bear, such excess expense. If applied to the latest fiscal year, this cap would have resulted in the fund's total expense ratio being below the average and median of the Exchange Group.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- While the Board was concerned with the fund's performance, the Board noted Dreyfus' efforts to explore alternative arrangements for the fund and determined to closely monitor performance, taking into account the fee waiver.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Emerging Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRELX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0259AR0808

Dreyfus Premier
Future Leaders Fund

ANNUAL REPORT August 31, 2008




BNY MELLON
ASSET MANAGEMENT

®Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Premier Future Leaders Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of September 1, 2007, through August 31, 2008, as provided by Oliver Buckley, Langston C. Garvin and Kristin Crawford, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier Future Leaders Fund's Class A shares produced a total return of –11.77%, Class B shares returned –12.44%, Class C shares returned –12.46%, Class I shares returned –11.53% and Class T shares returned –12.01%.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a total return of –5.48% for the same period.[2]

U.S. stocks declined during the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. The fund's performance lagged that of the benchmark as a result of relatively weak performance from the valuation-oriented components of our quantitative model and mixed results from momentum-oriented factors. Stock selection proved particularly disappointing in the technology, health care, commercial services and industrials sectors.

The Fund's Investment Approach

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are future leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. We construct the portfolio through a "bottom-up" structured approach focusing on stock selection as opposed to making proactive decisions as to industry or sector exposure. The investment process is driven by computer models that identify and rank stocks based on fundamental momentum, relative value, future value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the Index. Within each sector, we overweight the stocks ranked most attractive and underweight or avoid those ranked least attractive.

Extraordinary Conditions Produced Atypical Results

A host of challenges beset the U.S. economy and financial markets during the reporting period. Consumers faced soaring energy and food costs, while mortgage markets experienced sharply falling housing values and a surge in foreclosures. These conditions led consumers to cut back on spending, while businesses reduced capital expenditures. At the same time, a mounting credit crisis produced turmoil in fixed-income markets and massive losses for a number of commercial banks, investment banks, bond insurers and mortgage agencies.

Small-cap stocks, particularly those exhibiting strong price momentum, tended to outperform large-cap stocks in this environment. However, price momentum is not the primary component of momentum considered by our quantitative model. Because the fund's other momentum factors, including fundamental earnings momentum, proved less predictive of stock performance, returns were mixed on the momentum side.

The value factors our models consider proved to be significantly weaker than they historically have been in predicting the performance of individual stocks. In particular, relatively expensive stocks as measured by income statement and balance sheet ratios tended to outperform more attractively valued stocks with lower ratios. We do not expect such circumstances to persist over the longer term because they run counter to historical trends. Nevertheless, during the reporting period, these conditions produced much of the fund's relative underperformance.

Strengths and Weaknesses in Various Sectors

The information technology sector produced some of the fund's more disappointing returns, with laggards distributed across a wide range of industry groups. The sector generally suffered from a drop-off in demand from troubled financial services companies, which comprise a substantial portion of technology companies' customer base. Disappointments included electronic equipment makers, such as the Chinese-based Cogo Group; semiconductor companies, such as Sigma Designs; software developers, such as Vignette; and manufacturers, such as Varian Semiconductor Equipment Associates. In the health care area, another underperforming sector, the fund's weaker holdings were concentrated among medical services providers, such as Stereotaxis, and drug developers, such as Salix Pharmaceuticals. Among commercial services holdings, information services providers, such as TeleTech Holdings and industrial services providers, such as Kforce, proved weak. Finally, among industrial stocks, Astec Industries dropped sharply after missing earnings estimates. Sigma Designs, Varian Semiconductor, and Stereotaxis were sold during the reporting period.

On the other hand, several holdings produced relatively strong returns, particularly in the basic materials, consumer staples and telecommunications sectors. Top performers included agricultural chemicals maker CF Industries Holdings, which benefited from rising food prices and expanding global demand; food producers and distributors Cal-Maine Foods and Performance Food Group, both of which derived strong revenues in a favorable pricing environment; and optical networking specialist Oplink Communications, which rose on better-than-expected earnings. Performance Food Group was sold during the reporting period.

September 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The Dreyfus Corporation has undertaken to absorb certain fund expenses pursuant to an agreement in effect through March 31, 2009, at which time it may be extended, terminated or modified.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Future Leaders Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares and the Russell 2000 Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Future Leaders Fund on 6/30/00 (inception date) to a $10,000 investment made in the Russell 2000 Index on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**6/30/00**	**(16.86)%**	**3.28%**	**4.45%**
without sales charge	**6/30/00**	**(11.77)%**	**4.51%**	**5.21%**
Class B shares				
with applicable redemption charge †	**6/30/00**	**(15.35)%**	**3.51%**	**4.65%**
without redemption	**6/30/00**	**(12.44)%**	**3.75%**	**4.65%**
Class C shares				
with applicable redemption charge ††	**6/30/00**	**(13.18)%**	**3.78%**	**4.47%**
without redemption	**6/30/00**	**(12.46)%**	**3.78%**	**4.47%**
Class I shares	**6/30/00**	**(11.53)%**	**4.89%**	**5.58%**
Class T shares				
with applicable sales charge (4.5%)	**6/30/00**	**(15.96)%**	**3.23%**	**4.30%**
without sales charge	**6/30/00**	**(12.01)%**	**4.19%**	**4.89%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Future Leaders Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.92	$ 11.79	$ 11.58	$ 6.65	$ 9.04
Ending value (after expenses)	$1,033.50	$1,029.70	$1,029.60	$1,035.60	$1,032.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000+	$ 7.86	$ 11.69	$ 11.49	$ 6.60	$ 8.97
Ending value (after expenses)	$1,017.34	$1,013.52	$1,013.72	$1,018.60	$1,016.24

† *Expenses are equal to the fund's annualized expense ratio of 1.55% for Class A, 2.31% for Class B, 2.27% for Class C, 1.30% for Class I and 1.77% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Common Stocks–98.3%	Shares	Value ($)
Commercial & Professional Services–10.0%		
Anixter International	15,000 a,b	1,107,150
Gartner	6,500 b	171,665
Greenfield Online	41,400 b	718,290
Kforce	34,300 a,b	366,324
Nash Finch	5,600	228,032
Owens & Minor	17,300 a	797,876
PSS World Medical	12,600 b	230,202
Rush Enterprises, Cl. A	44,900 a,b	592,231
School Specialty	4,500 a,b	137,250
Sykes Enterprises	50,500 b	1,017,070
TeleTech Holdings	11,300 b	174,246
United Stationers	5,900 a,b	292,522
Viad	17,300	541,144
Wright Express	23,200 a,b	690,200
		7,064,202
Communications–1.1%		
iPCS	12,300 b	246,000
NTELOS Holdings	8,100	240,975
Starent Networks	20,400 b	280,908
		767,883
Consumer Durables–2.0%		
Fossil	18,200 a,b	544,544
Matthews International, Cl. A	8,200	412,132
Polaris Industries	9,700 a	437,373
		1,394,049
Consumer Non-Durables–6.5%		
American Greetings, Cl. A	29,800	479,184
Cal-Maine Foods	26,300 a	1,038,587
Central European Distribution	5,200 a,b	299,988
Chiquita Brands International	9,200 b	135,056
Elizabeth Arden	33,500 b	685,410
Perry Ellis International	9,200 a,b	156,952
Ralcorp Holdings	9,000 b	552,600
Sanderson Farms	5,400 a	185,274
Warnaco Group	20,900 b	1,077,813
		4,610,864

Common Stocks (continued)	Shares		Value ($)
Consumer Services–3.3%			
Jack in the Box	35,600	b	844,788
Pre-Paid Legal Services	13,000	b	580,320
Priceline.com	7,200	a,b	669,456
Scholastic	9,500	a	247,950
			2,342,514
Electronic Technology–11.8%			
Amkor Technology	92,500	b	694,675
Cognex	13,600		275,128
Cogo Group	27,400	b	150,974
Comtech Telecommunications	15,400	b	704,088
Cubic	3,800		105,222
Digi International	29,400	b	347,214
EMS Technologies	11,800	b	277,182
Foundry Networks	30,500	a,b	560,895
Hexcel	47,000	b	976,660
Intevac	26,400	b	268,752
Novatel Wireless	17,400	a,b	108,402
OmniVision Technologies	18,100	b	211,408
Oplink Communications	44,300	b	582,102
Pericom Semiconductor	44,000	b	600,160
Rackable Systems	21,200	b	219,632
TransDigm Group	6,500	a,b	244,140
Transmeta	25,300	a,b	378,235
Triumph Group	9,000	a	492,660
TTM Technologies	73,500	a,b	880,530
Volterra Semiconductor	17,500	b	275,100
			8,353,159
Energy Minerals–5.1%			
Alpha Natural Resources	6,500	b	644,150
Berry Petroleum, Cl. A	4,700		195,614
Callon Petroleum	38,000	a,b	755,060
Carrizo Oil & Gas	8,700	b	431,868
Comstock Resources	2,700	b	175,338
GMX Resources	8,300	b	563,072

Common Stocks (continued)	Shares	Value ($)
Energy Minerals (continued)		
Mariner Energy	7,100 a,b	206,539
Stone Energy	13,700 b	653,079
		3,624,720
Finance—19.0%		
Advanta, Cl. B	36,450 a	278,114
American Physicians Capital	11,300	477,990
City Holding	17,500	731,675
Columbia Banking System	15,300 a	214,200
Delphi Financial Group, Cl. A	14,300 a	383,669
Dollar Financial	8,200 a,b	149,896
Entertainment Properties Trust	16,900 a	917,163
Extra Space Storage	37,400 a	589,050
First Midwest Bancorp	18,600 a	416,268
First Niagara Financial Group	13,400 a	200,464
First Potomac Realty Trust	9,100	151,151
FirstMerit	12,800	259,072
Frontier Financial	35,800 a	399,170
Getty Realty	8,200 a	171,626
GFI Group	40,000 a	464,000
Greenhill & Co.	12,000 a	793,200
Inland Real Estate	58,200 a	875,328
Kite Realty Group Trust	21,500	262,085
Knight Capital Group, Cl. A	30,100 b	518,924
Maguire Properties	16,500 a	186,780
National Financial Partners	14,600 a	294,482
National Health Investors	4,300 a	140,610
National Penn Bancshares	31,900 a	455,532
National Retail Properties	24,100 a	546,829
Odyssey Re Holdings	12,800	483,328
Old National Bancorp	6,300 a	109,809
Omega Healthcare Investors	5,700	101,688
optionsXpress Holdings	8,200 a	189,174
Oriental Financial Group	23,900	412,992
Phoenix Cos.	26,600 a	316,806

Common Stocks (continued)	Shares		Value ($)
Finance (continued)			
PMA Capital, Cl. A	18,900	b	179,361
SeaBright Insurance Holdings	5,800	b	70,412
Senior Housing Properties Trust	16,200	a	351,216
Simmons First National, Cl. A	3,100	a	88,102
Strategic Hotels & Resorts	22,100	a	203,762
Susquehanna Bancshares	25,000	a	399,500
WesBanco	12,300	a	304,794
Westamerica Bancorporation	7,500	a	384,000
			13,472,222
Health Care Technology–8.9%			
Biodel	10,600	a,b	189,422
BioMarin Pharmaceutical	31,500	b	949,410
Bruker	4,700	b	72,568
Caraco Pharmaceutical Laboratories	14,300	b	230,230
CONMED	17,300	b	552,908
Cynosure, Cl. A	7,700	b	190,806
Invacare	17,400		442,482
Isis Pharmaceuticals	30,200	a,b	533,936
Martek Biosciences	5,000	a,b	167,050
Medicis Pharmaceutical, Cl. A	15,300		316,863
Merit Medical Systems	17,700	b	342,672
Momenta Pharmaceuticals	55,500	b	795,870
Regeneron Pharmaceuticals	11,400	b	247,608
Salix Pharmaceuticals	21,900	a,b	148,920
SonoSite	8,300	b	280,540
STERIS	22,800	a	838,356
			6,299,641
Industrial Services–2.6%			
Bristow Group	4,900	b	199,773
Comfort Systems USA	11,300		172,212
Dycom Industries	7,000	b	112,210
Gulf Island Fabrication	5,800		249,806
Michael Baker	6,000	b	207,720
Perini	19,400	b	518,174
PHI	3,000	b	115,230
Willbros Group	6,100	b	252,601
			1,827,726

Common Stocks (continued)	Shares	Value ($)
Process Industries–5.7%		
AEP Industries	7,600 a,b	141,588
CF Industries Holdings	1,700	259,080
Glatfelter	33,200 a	487,044
Grace (W.R.) & Co.	13,400 b	352,286
GrafTech International	46,800 a,b	950,976
Landec	59,300 b	556,827
Minerals Technologies	2,000	131,360
OM Group	7,300 a,b	270,830
Terra Industries	17,500	879,375
		4,029,366
Producer Manufacturing–7.3%		
American Superconductor	12,400 a,b	304,668
Astec Industries	18,400 a,b	632,960
Chart Industries	18,800 b	868,184
Columbus McKinnon	10,200 b	278,358
Energy Conversion Devices	2,200 a,b	165,374
FuelCell Energy	76,600 a,b	531,604
Knoll	45,200	744,444
L.B. Foster, Cl. A	6,500 b	250,640
LSI Industries	20,300 a	175,189
NCI Building Systems	12,800 a,b	489,984
Nordson	3,100 a	166,253
Tecumseh Products, Cl. A	20,100 b	530,439
		5,138,097
Retail Trade–3.2%		
Dress Barn	13,300 a,b	216,258
Finish Line, Cl. A	6,900	83,421
Insight Enterprises	14,000 b	232,960
JoS. A. Bank Clothiers	13,600 a,b	353,464
Men's Wearhouse	27,400 a	600,060
Systemax	37,800 a	582,876
Tractor Supply	4,200 b	179,004
		2,248,043
Technology Services–8.1%		
Air Methods	2,200 a,b	63,514
AMERIGROUP	13,500 b	349,380
ANSYS	14,400 b	638,640

Common Stocks (continued)	Shares	Value ($)
Technology Services (continued)		
Apria Healthcare Group	27,200 b	538,016
CACI International, Cl. A	7,200 b	364,680
Centene	6,200 b	139,996
Earthlink	27,700 a,b	258,164
Jack Henry & Associates	8,300	166,249
Magellan Health Services	3,800 b	165,528
Net 1 UEPS Technologies	4,400 b	118,008
PAREXEL International	25,900 b	822,843
PharMerica	11,800 b	279,306
Sohu.com	12,000 a,b	903,600
SPSS	3,900 b	123,162
SuccessFactors	17,600	193,600
Sybase	9,400 b	323,454
Vignette	22,400 b	305,312
		5,753,452
Transportation−.9%		
Atlas Air Worldwide Holdings	5,400 b	311,796
Knightsbridge Tankers	2,400	69,552
Pacer International	7,500	158,100
Ultrapetrol Bahamas	10,400 b	113,152
		652,600
Utilities−2.8%		
El Paso Electric	42,400 b	902,696
MGE Energy	11,500 a	389,850
Piedmont Natural Gas	24,600 a	709,710
		2,002,256
Total Common Stocks		
(cost $67,950,911)		**69,580,794**

Other Investment−2.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,656,000)	1,656,000 c	**1,656,000**

Investment of Cash Collateral for Securities Loaned−31.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $22,465,137)	22,465,137 c	**22,465,137**
Total Investments (cost $92,072,048)	**132.4%**	**93,701,931**
Liabilities, Less Cash and Receivables	**(32.4%)**	**(22,979,010)**
Net Assets	**100.0%**	**70,722,921**

a All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $21,307,560 and the total market value of the collateral held by the fund is $22,476,395, consisting of cash collateral of $22,465,137 and U.S. Government and Agency securities valued at $11,258.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	34.1	Energy Minerals	5.1
Finance	19.0	Consumer Services	3.3
Electronic Technology	11.8	Retail Trade	3.2
Commercial & Professional Services	10.0	Utilities	2.8
Health Care Technology	8.9	Industrial Services	2.6
Technology Services	8.1	Consumer Durables	2.0
Producer Manufacturing	7.3	Communications	1.1
Consumer Non-Durables	6.5	Transportation	.9
Process Industries	5.7		**132.4**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $21,307,560)–Note 1(b):		
Unaffiliated issuers	67,950,911	69,580,794
Affiliated issuers	24,121,137	24,121,137
Dividends and interest receivable		68,307
Receivable for shares of Common Stock subscribed		8,762
Prepaid expenses		17,180
		93,796,180
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		82,219
Cash overdraft due to Custodian		3,350
Liability for securities on loan–Note 1(b)		22,465,137
Payable for investment securities purchased		320,300
Payable for shares of Common Stock redeemed		118,305
Interest payable–Note 2		65
Accrued expenses		83,883
		23,073,259
Net Assets ($)		**70,722,921**
Composition of Net Assets ($):		
Paid-in capital		70,159,062
Accumulated undistributed investment income–net		53,372
Accumulated net realized gain (loss) on investments		(1,119,396)
Accumulated net unrealized appreciation (depreciation) on investments		1,629,883
Net Assets ($)		**70,722,921**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	44,709,104	6,788,967	11,019,696	7,246,922	958,232
Shares Outstanding	3,919,441	652,913	1,055,513	608,115	87,293
Net Asset Value Per Share ($)	**11.41**	**10.40**	**10.44**	**11.92**	**10.98**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	1,254,804
Affiliated issuers	20,819
Income from securities lending	238,036
Total Income	**1,513,659**
Expenses:	
Management fee–Note 3(a)	826,621
Shareholder servicing costs–Note 3(c)	475,483
Distribution fees–Note 3(b)	216,497
Registration fees	55,911
Professional fees	47,721
Prospectus and shareholders' reports	25,358
Custodian fees–Note 3(c)	13,263
Interest expense–Note 2	5,000
Directors' fees and expenses–Note 3(d)	4,879
Loan commitment fees–Note 2	1
Miscellaneous	15,497
Total Expenses	**1,686,231**
Less–reduction in management fee due to undertaking–Note 3(a)	(54,463)
Less–reduction in fees due to earnings credits–Note 1(b)	(9,076)
Net Expenses	**1,622,692**
Investment (Loss)–Net	**(109,033)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,340,455
Net unrealized appreciation (depreciation) on investments	(15,185,126)
Net Realized and Unrealized Gain (Loss) on Investments	**(13,844,671)**
Net (Decrease) in Net Assets Resulting from Operations	**(13,953,704)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008	**2007**[a]
Operations ($):		
Investment (loss)−net	(109,033)	(617,118)
Net realized gain (loss) on investments	1,340,455	15,320,537
Net unrealized appreciation (depreciation) on investments	(15,185,126)	(6,569,224)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(13,953,704)**	**8,134,195**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A Shares	(9,811,116)	(15,236,515)
Class B Shares	(2,735,528)	(6,783,957)
Class C Shares	(3,334,894)	(7,750,337)
Class I Shares	(1,147,735)	(1,798,134)
Class T Shares	(296,555)	(456,239)
Total Dividends	**(17,325,828)**	**(32,025,182)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	15,744,652	22,949,421
Class B Shares	125,162	514,185
Class C Shares	696,760	4,364,299
Class I Shares	2,857,586	1,806,652
Class T Shares	743,694	539,755
Dividends reinvested:		
Class A Shares	9,282,516	14,153,003
Class B Shares	2,587,033	6,263,148
Class C Shares	3,014,848	6,953,548
Class I Shares	1,142,621	1,739,716
Class T Shares	242,927	378,434
Cost of shares redeemed:		
Class A Shares	(31,829,786)	(43,892,235)
Class B Shares	(13,445,605)	(16,964,349)
Class C Shares	(14,793,046)	(15,120,273)
Class I Shares	(3,511,706)	(2,972,210)
Class T Shares	(1,391,794)	(870,031)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(28,534,138)**	**(20,156,937)**
Total Increase (Decrease) in Net Assets	**(59,813,670)**	**(44,047,924)**
Net Assets ($):		
Beginning of Period	130,536,591	174,584,515
End of Period	**70,722,921**	**130,536,591**
Undistributed investment income−net	53,372	123,493

	Year Ended August 31,	
	2008	2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	1,261,346	1,368,195
Shares issued for dividends reinvested	750,406	878,547
Shares redeemed	(2,603,856)	(2,586,240)
Net Increase (Decrease) in Shares Outstanding	**(592,104)**	**(339,498)**
Class B[b]		
Shares sold	10,117	32,778
Shares issued for dividends reinvested	228,134	414,705
Shares redeemed	(1,160,368)	(1,078,440)
Net Increase (Decrease) in Shares Outstanding	**(922,117)**	**(630,957)**
Class C		
Shares sold	63,492	270,416
Shares issued for dividends reinvested	264,925	459,535
Shares redeemed	(1,233,079)	(981,774)
Net Increase (Decrease) in Shares Outstanding	**(904,662)**	**(251,823)**
Class I		
Shares sold	241,074	102,960
Shares issued for dividends reinvested	88,575	104,487
Shares redeemed	(272,562)	(172,978)
Net Increase (Decrease) in Shares Outstanding	**57,087**	**34,469**
Class T		
Shares sold	54,583	32,597
Shares issued for dividends reinvested	20,380	24,150
Shares redeemed	(118,703)	(54,207)
Net Increase (Decrease) in Shares Outstanding	**(43,740)**	**2,540**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended August 31, 2008, 581,699 Class B shares representing $6,735,347 were automatically converted to 535,074 Class A shares and during the period ended August 31, 2007, 378,549 Class B shares representing $5,880,921 were automatically converted to 354,538 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	15.34	17.98	20.01	15.97	15.18
Investment Operations:					
Investment income (loss)−net[a]	.01	(.01)	(.06)	(.12)	(.15)
Net realized and unrealized gain (loss) on investments	(1.64)	.84	.78	4.16	.94
Total from Investment Operations	(1.63)	.83	.72	4.04	.79
Distributions:					
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	−	−
Net asset value, end of period	11.41	15.34	17.98	20.01	15.97
Total Return (%)[b]	(11.77)	3.67	3.41	25.22	5.27
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.63	1.45	1.44	1.46	1.42
Ratio of net expenses to average net assets	1.56	1.45	1.25	1.39	1.42
Ratio of net investment income (loss) to average net assets	.09	(.07)	(.32)	(.62)	(.92)
Portfolio Turnover Rate	60.73	68.01	77.02	65.30	126.92
Net Assets, end of period ($ x 1,000)	44,709	69,220	87,239	98,348	92,873

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended August 31,			
Class B Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	14.29	17.09	19.27	15.48	14.82
Investment Operations:					
Investment (loss)−net[a]	(.08)	(.13)	(.20)	(.24)	(.27)
Net realized and unrealized gain (loss) on investments	(1.51)	.80	.77	4.03	.93
Total from Investment Operations	(1.59)	.67	.57	3.79	.66
Distributions:					
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	−	−
Net asset value, end of period	10.40	14.29	17.09	19.27	15.48
Total Return (%)[b]	(12.44)	2.86	2.64	24.48	4.45
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.40	2.22	2.19	2.17	2.17
Ratio of net expenses to average net assets	2.32	2.22	2.00	2.10	2.17
Ratio of net investment (loss) to average net assets	(.68)	(.84)	(1.08)	(1.33)	(1.68)
Portfolio Turnover Rate	60.73	68.01	77.02	65.30	126.92
Net Assets, end of period ($ x 1,000)	6,789	22,513	37,689	44,218	40,985

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

Class C Shares	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	14.34	17.12	19.30	15.51	14.84
Investment Operations:					
Investment (loss)–net[a]	(.07)	(.13)	(.19)	(.23)	(.26)
Net realized and unrealized gain (loss) on investments	(1.53)	.82	.76	4.02	.93
Total from Investment Operations	(1.60)	.69	.57	3.79	.67
Distributions:					
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	–	–
Net asset value, end of period	10.44	14.34	17.12	19.30	15.51
Total Return (%)[b]	(12.46)	2.94	2.69	24.44	4.51
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.31	2.15	2.15	2.13	2.13
Ratio of net expenses to average net assets	2.26	2.15	2.00	2.05	2.13
Ratio of net investment (loss) to average net assets	(.62)	(.77)	(1.06)	(1.28)	(1.62)
Portfolio Turnover Rate	60.73	68.01	77.02	65.30	126.92
Net Assets, end of period ($ x 1,000)	11,020	28,100	37,859	34,685	28,674

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended August 31,			
Class I Shares	2008	2007a	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	15.88	18.46	20.40	16.21	15.34
Investment Operations:					
Investment income (loss)−net b	.04	.03	(.00)c	(.03)	(.09)
Net realized and unrealized gain (loss) on investments	(1.70)	.86	.81	4.22	.96
Total from Investment Operations	(1.66)	.89	.81	4.19	.87
Distributions:					
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	−	−
Net asset value, end of period	11.92	15.88	18.46	20.40	16.21
Total Return (%)	(11.53)	3.93	3.82	25.85	5.67
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.39	1.19	1.02	1.06	1.04
Ratio of net expenses to average net assets	1.31	1.19	.85	1.01	1.04
Ratio of net investment income (loss) to average net assets	.35	.19	(.00)d	(.19)	(.55)
Portfolio Turnover Rate	60.73	68.01	77.02	65.30	126.92
Net Assets, end of period ($ x 1,000)	7,247	8,753	9,537	32,646	84,373

a   *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
b   *Based on average shares outstanding at each month end.*
c   *Amount represents less than $.01 per share.*
d   *Amount represents less than .01%.*
See notes to financial statements.

			Year Ended August 31,		
Class T Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	14.89	17.59	19.68	15.75	15.04
Investment Operations:					
Investment (loss)–net [a]	(.02)	(.06)	(.10)	(.17)	(.23)
Net realized and unrealized gain (loss) on investments	(1.59)	.83	.76	4.10	.94
Total from Investment Operations	(1.61)	.77	.66	3.93	.71
Distributions:					
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	–	–
Net asset value, end of period	10.98	14.89	17.59	19.68	15.75
Total Return (%)[b]	(12.01)	3.37	3.15	24.95	4.72
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.94	1.75	1.75	1.78	1.90
Ratio of net expenses to average net assets	1.83	1.75	1.50	1.70	1.90
Ratio of net investment (loss) to average net assets	(.18)	(.37)	(.54)	(.92)	(1.40)
Portfolio Turnover Rate	60.73	68.01	77.02	65.30	126.92
Net Assets, end of period ($ x 1,000)	958	1,951	2,260	1,552	1,066

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Future Leaders Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $79,345 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: unrealized appreciation $1,632,670. In addition, the fund had $1,068,811 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: long-term capital gains $17,325,828 and $32,025,182, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $38,912, increased accumulated net realized gain (loss) on investments by $183,813 and decreased paid-in capital by $222,725. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Effective May 1, 2008, the fund participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit.

The average daily amount of borrowings outstanding under the lines of credit during the period ended August 31, 2008, was approximately $102,000, with a related weighted average annualized interest rate of 4.90%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly.

Effective March 10, 2008, the Manager has undertaken until March 31, 2009 that, if the aggregate expenses, exclusive of shareholder servicing fees and Rule 12b-1 fees, but including the management fee, exceed 1.30% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the management agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $54,463 during the period ended August 31, 2008.

During the period ended August 31, 2008, the Distributor retained $1,422 and $39 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $46,864 and $3,473 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2008, Class B, Class C and Class T shares were charged $92,206, $120,261 and $4,030, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class B, Class C and Class T shares were charged $135,701, $30,735, $40,087 and $4,030, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $94,223 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $9,076 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $13,263 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $54,605, Rule 12b-1 distribution plan fees $11,663, shareholder services plan fees $13,628, custodian fees $3,200, chief compliance officer fees $3,760 and transfer agency per account fees $13,932, which are offset against an expense reimbursement currently in effect in the amount of $18,569.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $56,071,366 and $101,840,548, respectively.

At August 31, 2008, the cost of investments for federal income tax purposes was $92,069,261; accordingly, accumulated net unrealized appreciation on investments was $1,632,670, consisting of $9,873,983 gross unrealized appreciation and $8,241,313 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Plan of Reorganization

At a meeting of the Board of Directors of Advantage Funds, Inc. (the "Company") held on July 15, 2008, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization between the Company, on behalf of the fund and Dreyfus Premier Stock Funds, on behalf of Dreyfus Premier Small Cap Equity Fund (the "Acquiring Fund"). The merger provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of August 5, 2008 will be asked to approve the merger on behalf of the fund at a special meeting of shareholders to be held on or about October 15, 2008. The Reorganization is expected to take place on or about December 15, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Future Leaders Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Future Leaders Fund (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Future Leaders Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $2.3040 per share as a long-term capital gain distribution paid on December 6, 2007.

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting, administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load, small-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional small-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and expressed their concern that the fund's total return performance for the one-, two- and three-year periods ended January 31, 2008 was in the fourth quartile of the Performance Group and of the Performance Universe. Management informed the Board that it was considering alternative arrangements for the fund and will have a proposal for the Board at the next regularly scheduled Board meeting.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that while the fund's management fee was in the second quartile and third quartile of its Expense Group and Expense Universe, respectively, the total expense ratio was in the third quartile of its Expense Group and its Expense Universe. After discussions with the Board members, representatives of Dreyfus agreed that, through March 31, 2009, if the aggregate expenses of a fund's share class, exclusive of shareholder servicing fees, and Rule 12b-1 fees, but including the management fee, exceed 1.30 of 1% of the value of the funds average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Management Agreement, or Dreyfus will bear, such excess expense. If applied to the latest fiscal year, this cap would have resulted in the fund's total expense ratio being below the average and median of the Exchange Group.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- While the Board was concerned with the fund's performance, the Board noted Dreyfus' efforts to explore alternative arrangements for the fund and determined to closely monitor performance, taking into account the fee waiver.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

————————

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

————————

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

——————————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETA-DC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Future Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DFLAX	Class B: DFLBX	Class C: DPFCX
	Class I: DFLRX	Class T: DFLTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0522AR0808

Dreyfus Premier International Value Fund

ANNUAL REPORT August 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Premier International Value Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

After several years of double-digit annual gains, international stock markets generally declined over the reporting period as economic conditions softened in most parts of the world. Europe appears to have followed the United States into a consumer-led downturn. Japan has been unable to pull its struggling economy out of a long malaise. And the previously torrid growth rates of emerging markets in Asia, Latin America and Eastern Europe have begun to moderate.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Demand for energy and basic materials from the emerging markets has begun to weaken, which could help to alleviate inflationary pressures. As the global economy slows, we may see changes in the interest-rate policies of central banks in Europe and other regions, and the preconditions for an eventual end to the long downtrend in the U.S. dollar relative to other currencies seem likely to develop. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008, as provided by D. Kirk Henry, Senior Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier International Value Fund's Class A shares produced a total return of –18.56%, Class B shares returned –19.20%, Class C shares returned –19.16%, Class I shares returned –18.25% and Class T shares returned –18.98%.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of –14.41% for the same period.[2]

International equities lost value in a volatile market environment, as an economic slowdown and credit crisis originating in the United States spilled over to international economies. The fund's returns lagged its benchmark, largely due to an underweighted position in materials stocks that performed well and disappointing stock selections in the consumer discretionary sector.

The Fund's Investment Approach

The fund seeks long-term capital growth by ordinarily investing most of its assets in stocks of foreign issuers that we consider to be value companies. The fund normally invests in companies in at least 10 foreign countries and generally limits its investments in any single company to no more than 5% of its assets at the time of purchase.

The fund's investment approach is value-oriented and research-driven. When selecting stocks, we attempt to identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors: value, business health and business momentum.

Economic and Credit Woes Weighed on International Stocks

In a reversal of the trend of the past several years, international equities posted negative returns during the reporting period. An onslaught of negative economic news ensued as the slowdown in the U.S. economy spread to Europe and parts of Asia and a persistent credit crisis sent ripples throughout the global economy. In this uncertain environment, commodities producers offered some of the international equity markets' only consistently positive returns. However, toward the end of the reporting period, growth in China and India began to waver, global industrial production slowed and the U.S. dollar rebounded from its lows, prompting investors to move toward more traditionally defensive stocks.

Materials and Consumer Stocks Detracted from Relative Performance

We attribute the bulk of the fund's underperformance during the reporting period to its relatively underweighted exposure to materials stocks, most notably those of metals-and-mining and steel companies, which produced some of the market's stronger returns. As commodity prices continued to climb, the fund's lack of exposure to metals-and-mining giants Rio Tinto and BHP Billiton hindered its relative performance, as did its limited exposure to steelmaker ArcelorMittal.

Disappointing stock selections in the consumer discretionary sector also detracted from the fund's relative performance, as two German auto manufacturers, Daimler and BMW, encountered weakness in European markets. In addition, two U.K. media holdings — Trinity Mirror, a newspaper publisher, and WPP Group, a media and communications services conglomerate — lost value along with much of the rest of the industry group. Midsize U.K. retailer Debenhams suffered due to a major slowdown in consumer spending, but staged a modest rebound on market share gains. Japanese homebuilder Sekisui House also declined due to newly implemented regulatory changes that delayed construction projects. In financials, Fortis fell sharply when asset write-offs necessitated a capital injection, a chronic issue across the European banking sector.

The fund achieved better relative performance in Japan, a market we have favored for some time due to a focus among many Japanese companies on the domestic economy over export markets. Our emphasis on this particular market proved effective during the reporting period as Japanese banks had little exposure to troubled U.S. sub-prime mortgages. Kubota, the country's top maker of tractors and other farm equipment, posted robust gains when demand from farmers rose along with food prices. Other winners in Japan included Central Japan Railway Company and Tokyo Gas. The fund also benefited from its holdings in France, including integrated oil company TOTAL, pharmaceuticals giant Sanofi-Aventis, and telecommunications firm France Telecom. In Finland, the fund's limited exposure to cellular phone maker Nokia supported performance.

Remaining Cautious for Near Term

Despite a rebound in international equity markets late in the reporting period, we remain cautious with regard to the near-term outlook. We recently shifted some profits in Japan, and have begun adding selectively to Europe. Recent government and central bank action should lower volatility, but underlying economic fundamentals remain challenging. In our judgment, these are prudent moves until we see more convincing evidence of an end to today's economic uncertainty and market turbulence.

September 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Investments in foreign securities involve special risks. Please read the prospectus for further discussion of these risks.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The Index does not take into account fees and expenses to which the fund is subject.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier International Value Fund Class A shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier International Value Fund on 8/31/98 to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class I and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		(23.23)%	8.90%	6.36%
without sales charge		(18.56)%	10.19%	6.99%
Class B shares				
with applicable redemption charge †	11/15/02	(21.62)%	9.09%	6.83%†††,††††
without redemption	11/15/02	(19.20)%	9.33%	6.83%†††,††††
Class C shares				
with applicable redemption charge ††	11/15/02	(19.76)%	9.39%	6.55%†††
without redemption	11/15/02	(19.16)%	9.39%	6.55%†††
Class I shares	11/15/02	(18.25)%	10.59%	7.20%†††
Class T shares				
with applicable sales charge (4.5%)	11/15/02	(22.62)%	8.68%	6.14%†††
without sales charge	11/15/02	(18.98)%	9.69%	6.63%†††

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class B, C, I and T shares of the fund represent the performance of the fund's Class A shares for periods prior to November 15, 2002 (the inception date for Class B, C, I and T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Value Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.40	$ 11.68	$ 11.26	$ 5.83	$ 10.07
Ending value (after expenses)	$900.40	$897.00	$897.40	$902.50	$898.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.86	$ 12.40	$ 11.94	$ 6.19	$ 10.68
Ending value (after expenses)	$1,017.34	$1,012.82	$1,013.27	$1,019.00	$1,014.53

† *Expenses are equal to the fund's annualized expense ratio of 1.55% for Class A, 2.45% for Class B, 2.36% for Class C, 1.22% for Class I and 2.11% for Class T, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2008

Common Stocks−96.0%	Shares	Value ($)
Australia−3.6%		
Amcor	595,531	2,789,661
Goodman Fielder	1,536,754	1,934,208
Insurance Australia Group	731,538	2,483,768
National Australia Bank	102,580	2,127,914
OZ Minerals	800,751	1,191,663
Suncorp-Metway	77,366	749,770
		11,276,984
Belgium−1.9%		
Delhaize Group	54,610	3,522,683
Fortis	94,262	1,310,961
Fortis Group	76,373 a	1,059,927
		5,893,571
Brazil−.4%		
Tele Norte Leste Participacoes, ADR	53,480	**1,241,806**
China−.5%		
PetroChina, ADR	12,160	**1,571,072**
Finland−2.1%		
Nokia	144,470	3,620,016
UPM-Kymmene	176,843	3,035,419
		6,655,435
France−9.2%		
BNP Paribas	19,360	1,746,160
Credit Agricole	180,681	3,848,788
France Telecom	96,057	2,837,433
Lagardere	23,740	1,330,421
PPR	11,695	1,367,768
Sanofi-Aventis	140,230	10,000,264
Total	105,070	7,559,941
		28,690,775
Germany−8.8%		
Allianz	15,050	2,519,226
Bayerische Motoren Werke	66,590	2,735,344
Daimler	32,116	1,879,920
Deutsche Post	157,114	3,687,906
Deutsche Telekom	176,090	2,921,744
E.ON	10,500	613,850
Heidelberger Druckmaschinen	44,190	907,605

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
MTU Aero Engines Holding	80,980	2,827,481
Muenchener Rueckversicherungs	22,560	3,514,202
RWE	42,454	4,585,834
Siemens	12,770	1,391,204
		27,584,316
Greece—1.2%		
Public Power	143,450	**3,628,129**
Hong Kong—2.6%		
BOC Hong Kong Holdings	1,489,600	3,320,709
Hutchison Whampoa	248,200	2,306,213
Johnson Electric Holdings	2,153,500	874,435
Yue Yuen Industrial Holdings	573,000	1,590,073
		8,091,430
Ireland—.1%		
Bank of Ireland	44,363	**356,087**
Italy—4.7%		
Banco Popolare	123,540	2,366,986
ENI	76,425	2,487,927
Mediaset	356,370	2,580,080
Telecom Italia	1,936,400	3,139,079
UniCredit	441,900	2,384,084
Unipol Gruppo Finanziario	725,114	1,797,786
		14,755,942
Japan—21.2%		
Aeon	249,700	2,864,323
Canon	46,952	2,100,925
Central Japan Railway	236	2,460,259
Chiba Bank	214,000	1,170,601
Chiyoda	203,300	1,690,467
Chuo Mitsui Trust Holdings	380,200	2,083,210
Daiwa House Industry	222,000	2,180,048
Dentsu	382	768,495
JS Group	153,600	2,085,250
KDDI	265	1,542,234
Kubota	295,100	2,056,835
Mitsubishi Chemical Holdings	279,500	1,572,887
Mitsubishi Rayon	727,000	1,964,808

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsubishi UFJ Financial Group	248,800	1,894,671
Murata Manufacturing	21,200	930,524
NGK Spark Plug	184,300	2,031,211
Nissan Motor	213,700	1,630,360
Nomura Holdings	267,800	3,565,148
Ricoh	61,800	1,016,972
Rohm	30,400	1,742,697
Sekisui Chemical	178,600	1,108,498
Sekisui House	47,200	448,679
Sharp	122,000	1,552,052
Shimamura	46,500	2,592,255
Sumitomo	176,800	2,206,374
Sumitomo Mitsui Financial Group	1,040	6,327,642
Taiheiyo Cement	627,200	1,030,739
Takata	90,900	1,558,919
Takeda Pharmaceutical	31,500	1,642,588
Teijin	105,200	337,993
THK	85,300	1,394,972
Tokyo Electron	31,900	1,810,739
Tokyo Gas	691,200	2,883,470
Toyota Motor	79,800	3,576,939
Yamada Denki	12,060	869,791
		66,693,575
Malaysia—.7%		
Malayan Banking	925,575	**2,133,514**
Netherlands—3.0%		
Aegon	171,530	2,024,469
Koninklijke Philips Electronics	44,930	1,465,940
Royal Dutch Shell, Cl. A	158,561	5,542,098
Wolters Kluwer	20,080	490,482
		9,522,989
Russia—.6%		
Gazprom, ADR	45,300	**1,766,700**
Singapore—1.5%		
DBS Group Holdings	379,170	**4,799,100**
South Africa—.5%		
Nedbank Group	106,494	**1,441,595**

Common Stocks (continued)	Shares	Value ($)
South Korea−3.1%		
Hyundai Motor	20,838	1,359,209
Kookmin Bank, ADR	34,600	1,896,080
Korea Electric Power, ADR	70,794	1,065,450
KT, ADR	87,710	1,785,776
Samsung Electronics	4,773	2,241,649
SK Telecom, ADR	60,680	1,237,872
		9,586,036
Spain−1.2%		
Banco Santander	47,930	818,475
Repsol	90,700	2,820,903
		3,639,378
Sweden−2.1%		
Sandvik	163,900	2,045,352
Svenska Cellulosa, Cl. B	152,100	1,733,044
Telefonaktiebolaget LM Ericsson, Cl. B	240,880	2,725,943
		6,504,339
Switzerland−8.0%		
Ciba Holding	146,716	3,626,762
Clariant	141,952 [a]	1,280,101
Nestle	131,710	5,813,110
Novartis	161,456	9,024,762
Swiss Reinsurance	33,099	2,042,480
UBS	145,068 [a]	3,180,258
		24,967,473
Taiwan−.8%		
Compal Electronics	1,617,779	1,446,079
United Microelectronics, ADR	518,249	1,207,520
		2,653,599
United Kingdom−18.2%		
Anglo American	51,210	2,736,975
BP	922,206	8,888,540
Centrica	548,044	3,269,243
Debenhams	712,090	645,773
Friends Provident	563,960	1,017,737
GlaxoSmithKline	298,952	7,065,227
HBOS	163,182	939,221
HSBC Holdings	424,099	6,690,929

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Kingfisher	911,194	2,217,401
Old Mutual	1,390,810	2,474,399
Punch Taverns	217,468	1,154,552
Royal Bank of Scotland Group	384,335	1,644,628
Tesco	363,102	2,525,081
Trinity Mirror	167,340	327,914
Unilever	243,527	6,556,616
Vodafone Group	2,667,712	6,859,053
WPP Group	182,140	1,784,580
		56,797,869
Total Common Stocks (cost $369,885,745)		**300,251,714**

Preferred Stocks—1.5%		
Germany		
Henkel & Co. (cost $5,549,644)	118,100	**4,636,400**

Total Investments (cost $375,435,389)	**97.5%**	**304,888,114**
Cash and Receivables (Net)	**2.5%**	**7,698,004**
Net Assets	**100.0%**	**312,586,118**

ADR—American Depository Receipts
a   Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	24.9	Telecommunication Services	6.9
Consumer Discretionary	11.4	Materials	6.8
Energy	9.8	Information Technology	6.0
Consumer Staples	8.9	Utilities	5.1
Health Care	8.9		
Industrial	8.8		**97.5**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	375,435,389	304,888,114
Cash		4,789,782
Cash denominated in foreign currencies	2,095,629	2,129,009
Dividends and interest receivable		1,409,712
Receivable for investment securities sold		921,291
Receivable for shares of Common Stock subscribed		97,429
Unrealized appreciation on forward currency exchange contracts–Note 4		223
Prepaid expenses		11,152
		314,246,712
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		654,218
Payable for shares of Common Stock redeemed		531,926
Payable for investment securities purchased		299,503
Interest payable–Note 2		4,143
Unrealized depreciation on forward currency exchange contracts–Note 4		498
Accrued expenses		170,306
		1,660,594
Net Assets ($)		312,586,118
Composition of Net Assets ($):		
Paid-in capital		377,962,826
Accumulated undistributed investment income–net		8,360,397
Accumulated net realized gain (loss) on investments		(3,214,170)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		(70,522,935)
Net Assets ($)		312,586,118

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	228,308,160	9,324,650	30,965,441	42,443,979	1,543,888
Shares Outstanding	18,558,836	781,905	2,584,854	3,448,733	130,799
Net Asset Value Per Share ($)	**12.30**	**11.93**	**11.98**	**12.31**	**11.80**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $1,517,993 foreign taxes withheld at source):	
Unaffiliated issuers	16,134,990
Affiliated issuers	151,654
Interest	42,332
Total Income	**16,328,976**
Expenses:	
Management fee–Note 3(a)	4,978,804
Shareholder servicing costs–Note 3(c)	1,723,204
Custodian fees–Note 3(c)	595,257
Distribution fees–Note 3(b)	467,446
Registration fees	59,769
Professional fees	51,807
Prospectus and shareholders' reports	45,441
Interest expense–Note 2	39,288
Directors' fees and expenses–Note 3(d)	30,072
Loan commitment fees–Note 2	5,560
Miscellaneous	45,503
Total Expenses	**8,042,151**
Less–reduction in fees due to earnings credits–Note 1(c)	(22,504)
Net Expenses	**8,019,647**
Investment Income–Net	**8,309,329**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	17,470,771
Net realized gain (loss) on forward currency exchange contracts	(144,521)
Net Realized Gain (Loss)	**17,326,250**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(114,370,608)
Net Realized and Unrealized Gain (Loss) on Investments	**(97,044,358)**
Net (Decrease) in Net Assets Resulting from Operations	**(88,735,029)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008	2007 [a]
Operations ($):		
Investment income−net	8,309,329	8,741,623
Net realized gain (loss) on investments	17,326,250	156,731,915
Net unrealized appreciation (depreciation) on investments	(114,370,608)	(66,017,933)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(88,735,029)**	**99,455,605**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A Shares	(7,005,890)	(9,650,459)
Class B Shares	(142,023)	(178,052)
Class C Shares	(502,196)	(577,046)
Class I Shares	(1,649,168)	(1,715,599)
Class T Shares	(23,556)	(30,881)
Net realized gain on investments:		
Class A Shares	(106,558,708)	(84,049,250)
Class B Shares	(4,457,897)	(3,018,416)
Class C Shares	(14,223,107)	(9,418,136)
Class I Shares	(18,597,486)	(12,107,340)
Class T Shares	(520,552)	(341,224)
Total Dividends	**(153,680,583)**	**(121,086,403)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	55,658,754	161,829,797
Class B Shares	1,098,181	1,889,307
Class C Shares	10,589,408	12,220,166
Class I Shares	21,175,546	32,394,356
Class T Shares	1,141,955	888,836

	Year Ended August 31,	
	2008	2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	95,811,083	79,706,891
Class B Shares	3,475,694	2,520,043
Class C Shares	5,392,641	3,311,548
Class I Shares	20,101,809	13,699,730
Class T Shares	276,821	168,856
Cost of shares redeemed:		
Class A Shares	(243,981,997)	(385,311,933)
Class B Shares	(8,563,990)	(6,049,834)
Class C Shares	(27,476,042)	(19,705,732)
Class I Shares	(40,708,182)	(48,580,825)
Class T Shares	(914,992)	(1,433,725)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(106,923,311)**	**(152,452,519)**
Total Increase (Decrease) in Net Assets	**(349,338,923)**	**(174,083,317)**
Net Assets ($):		
Beginning of Period	661,925,041	836,008,358
End of Period	**312,586,118**	**661,925,041**
Undistributed investment income—net	8,360,397	9,312,641

	Year Ended August 31,	
	2008	2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	3,464,720	7,932,025
Shares issued for dividends reinvested	6,169,481	4,104,428
Shares redeemed	(15,747,598)	(18,812,598)
Net Increase (Decrease) in Shares Outstanding	**(6,113,397)**	**(6,776,145)**
Class B[b]		
Shares sold	70,828	95,278
Shares issued for dividends reinvested	229,419	132,245
Shares redeemed	(562,649)	(300,616)
Net Increase (Decrease) in Shares Outstanding	**(262,402)**	**(73,093)**
Class C		
Shares sold	681,789	622,755
Shares issued for dividends reinvested	354,546	173,289
Shares redeemed	(1,771,329)	(976,117)
Net Increase (Decrease) in Shares Outstanding	**(734,994)**	**(180,073)**
Class I		
Shares sold	1,210,668	1,580,757
Shares issued for dividends reinvested	1,296,891	705,444
Shares redeemed	(2,755,545)	(2,470,377)
Net Increase (Decrease) in Shares Outstanding	**(247,986)**	**(184,176)**
Class T		
Shares sold	79,249	45,310
Shares issued for dividends reinvested	18,504	8,948
Shares redeemed	(68,375)	(73,252)
Net Increase (Decrease) in Shares Outstanding	**29,378**	**(18,994)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended August 31, 2008, 84,168 Class B shares representing $1,232,676 were automatically converted to 81,911 Class A shares and during the period ended August 31, 2007, 54,535 Class B shares representing $1,107,584 were automatically converted to 53,341 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	20.21	20.91	20.27	17.10	14.10
Investment Operations:					
Investment income—net [a]	.27	.23	.25	.20	.18
Net realized and unrealized gain (loss) on investments	(2.93)	2.25	3.62	3.15	2.97
Total from Investment Operations	(2.66)	2.48	3.87	3.35	3.15
Distributions:					
Dividends from investment income—net	(.32)	(.33)	(.24)	(.18)	(.15)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–
Total Distributions	(5.25)	(3.18)	(3.23)	(.18)	(.15)
Net asset value, end of period	12.30	20.21	20.91	20.27	17.10
Total Return (%) [b]	(18.56)	12.47	21.06	19.65	22.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.57	1.52	1.55	1.51	1.49
Ratio of net expenses to average net assets	1.56	1.52 [c]	1.55	1.51 [c]	1.49
Ratio of net investment income to average net assets	1.71	1.11	1.23	1.02	1.11
Portfolio Turnover Rate	46.96	61.70	48.74	43.05	49.82
Net Assets, end of period ($ x 1,000)	228,308	498,696	657,525	715,768	518,880

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31,				
Class B Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	19.72	20.46	19.92	16.86	14.00
Investment Operations:					
Investment income–net[a]	.12	.07	.09	.06	.09
Net realized and unrealized gain (loss) on investments	(2.82)	2.21	3.56	3.09	2.91
Total from Investment Operations	(2.70)	2.28	3.65	3.15	3.00
Distributions:					
Dividends from investment income–net	(.16)	(.17)	(.12)	(.09)	(.14)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–
Total Distributions	(5.09)	(3.02)	(3.11)	(.09)	(.14)
Net asset value, end of period	11.93	19.72	20.46	19.92	16.86
Total Return (%)[b]	(19.20)	11.65	20.15	18.70	21.43
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.40	2.27	2.32	2.32	2.33
Ratio of net expenses to average net assets	2.39	2.27[c]	2.32	2.32[c]	2.33
Ratio of net investment income to average net assets	.82	.35	.46	.30	.55
Portfolio Turnover Rate	46.96	61.70	48.74	43.05	49.82
Net Assets, end of period ($ x 1,000)	9,325	20,597	22,865	21,101	12,538

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class C Shares	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	19.79	20.52	19.97	16.90	14.04
Investment Operations:					
Investment income—net [a]	.14	.08	.10	.07	.12
Net realized and unrealized gain (loss) on investments	(2.85)	2.21	3.56	3.10	2.89
Total from Investment Operations	(2.71)	2.29	3.66	3.17	3.01
Distributions:					
Dividends from investment income—net	(.17)	(.17)	(.12)	(.10)	(.15)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–
Total Distributions	(5.10)	(3.02)	(3.11)	(.10)	(.15)
Net asset value, end of period	11.98	19.79	20.52	19.97	16.90
Total Return (%) [b]	(19.16)	11.71	20.14	18.79	21.51
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.32	2.22	2.26	2.26	2.26
Ratio of net expenses to average net assets	2.32 [c]	2.22 [c]	2.26	2.26 [c]	2.26
Ratio of net investment income to average net assets	.91	.40	.51	.35	.73
Portfolio Turnover Rate	46.96	61.70	48.74	43.05	49.82
Net Assets, end of period ($ x 1,000)	30,965	65,715	71,830	73,348	40,291

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class I Shares	Year Ended August 31,				
	2008	2007[a]	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	20.27	20.96	20.33	17.13	14.12
Investment Operations:					
Investment income–net[b]	.34	.28	.32	.30	.31
Net realized and unrealized gain (loss) on investments	(2.93)	2.28	3.63	3.13	2.90
Total from Investment Operations	(2.59)	2.56	3.95	3.43	3.21
Distributions:					
Dividends from investment income–net	(.44)	(.40)	(.33)	(.23)	(.20)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–
Total Distributions	(5.37)	(3.25)	(3.32)	(.23)	(.20)
Net asset value, end of period	12.31	20.27	20.96	20.33	17.13
Total Return (%)	(18.25)	12.91	21.45	20.11	22.86
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.21	1.15	1.21	1.13	1.16
Ratio of net expenses to average net assets	1.20	1.15[c]	1.21	1.13[c]	1.16
Ratio of net investment income to average net assets	2.16	1.36	1.58	1.56	1.82
Portfolio Turnover Rate	46.96	61.70	48.74	43.05	49.82
Net Assets, end of period ($ x 1,000)	42,444	74,932	81,335	72,470	40,927

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class T Shares	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	19.58	20.38	19.87	16.81	13.95
Investment Operations:					
Investment income—net[a]	.22	.13	.16	.13	.18
Net realized and unrealized gain (loss) on investments	(2.85)	2.18	3.54	3.09	2.87
Total from Investment Operations	(2.63)	2.31	3.70	3.22	3.05
Distributions:					
Dividends from investment income—net	(.22)	(.26)	(.20)	(.16)	(.19)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–
Total Distributions	(5.15)	(3.11)	(3.19)	(.16)	(.19)
Net asset value, end of period	11.80	19.58	20.38	19.87	16.81
Total Return (%)[b]	(18.98)	11.90	20.54	19.18	21.95
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.04	2.01	1.96	1.92	1.81
Ratio of net expenses to average net assets	2.03	2.01[c]	1.96	1.92[c]	1.81
Ratio of net investment income to average net assets	1.48	.65	.83	.65	1.05
Portfolio Turnover Rate	46.96	61.70	48.74	43.05	49.82
Net Assets, end of period ($ x 1,000)	1,544	1,986	2,454	2,224	1,006

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the U.S. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls and delayed settlements, and their prices may be more volatile than those of comparable securities in the U.S.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $8,360,397, undistributed capital gains $5,856,277 and unrealized depreciation $75,381,344.

The fund also has an accumulated capital loss carryover of $4,212,038 available to be applied against future net securities profits, if any, realized subsequent to August 31, 2008. This amount can be utilized in subsequent years subject to an annual limitation due to the fund's merger with Bear Stearns International Equity Portfolio. If not applied, the capital loss carryover expires in fiscal 2010. The accumulated capital loss carryover reflected above represents a capital loss carryover from Bear Stearns International Equity Portfolio after limitations pursuant to Section 383 of the Code.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: ordinary income $46,115,311 and $34,052,060 and long-term capital gains $107,565,272 and $87,034,343.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign exchange gains and losses and dividend reclassifications, the fund increased accumulated undistributed investment income-net by $61,260 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended August 31, 2008 was approximately $954,100 with a related weighted average annualized interest rate of 4.12%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended August 31, 2008, the Distributor retained $3,415 and $62 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $38,249 and $6,309 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2008, Class B, Class C and Class T shares were charged $108,051, $354,452 and $4,943, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class B, Class C and Class T shares were charged $916,817, $36,017, $118,151 and $4,943, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $161,271 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $16,535 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $595,257 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $277,102, Rule 12b-1 distribution plan fees $26,747, shareholder services plan fees $58,736, custodian fees $258,313, chief compliance officer fees $3,760 and transfer agency per account fees $29,560.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A 2% redemption fee is charged and retained by the fund on certain shares redeemed within sixty days following the date of issuance subject to exceptions, including redemptions made through the use of the fund's exchange privilege. During the period ended August 31, 2008, there were no redemption fees charged and retained by the fund.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended August 31, 2008, amounted to $231,284,425 and $473,617,014, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at August 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Euro, expiring 9/2/2008	43,368	63,946	63,623	(323)
Sales:		**Proceeds ($)**		
Japanese Yen, expiring 9/2/2008	8,158,698	74,796	74,971	(175)
Japanese Yen, expiring 9/2/2008	8,276,504	76,190	76,053	137
South African Rand, expiring 9/2/2008	573,247	74,558	74,472	86
Total				**(275)**

At August 31, 2008 the cost of investments for federal income tax purposes was $380,293,798; accordingly, accumulated net unrealized depreciation on investments was $75,405,684, consisting of $4,459,995 gross unrealized appreciation and $79,865,679 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier International Value Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier International Value Fund (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Value Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2008:

—the total amount of taxes paid to foreign countries was $1,432,302

—the total amount of income sourced from foreign countries was $11,236,080.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2008 calendar year with Form 1099-DIV which will be mailed by January 31, 2009. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $4,177,424 represents the maximum amount that may be considered qualified dividend income. Also, the fund designates $3.6720 per share as a long-term capital gain distribution and $1.2560 per share as a short-term capital gain distribution paid on December 13, 2007.

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all international multi-cap value funds as classified by Lipper, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's annual total return ranked in the third quartile of its Performance Group and the fourth quartile of its Performance Universe for the one-year period ended January 31, 2008. For the two- and three- year periods ended January 31, 2008, the fund ranked in the fourth quartile of its Performance Group and Performance Universe. The Board noted that the fund's value investment approach tends to do better in down markets and that the fund's performance ranked in the first quartile for the three-month period ended May 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee and expense ratio ranked in the third quartile of its Expense Group and the third quartile of its Expense Universe (the first quartile represents the funds with the lowest expenses).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been declining, the possibility that

Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's performance in past years and recognized that the fund's value investment approach was at a disadvantage in recent years when the international markets rose dramatically.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

————————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
International Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DVLAX	Class B: DIBVX	Class C: DICVX
	Class I: DIRVX	Class T: DITVX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0254AR0808

Dreyfus Premier Midcap Value Fund

ANNUAL REPORT August 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Premier Midcap Value Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008, as provided by David Daglio, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier Midcap Value Fund's Class A shares produced a total return of –6.59%, Class C produced –6.77%, Class I produced –6.59% and Class T produced –6.70%.[1] This compares with the –10.44% return provided by the fund's benchmark, the Russell Midcap Value Index (the "Index"), for the same period.[2]

Midcap stocks lost value in a volatile market environment, the result of a U.S. economic slowdown and a credit crisis that originated in the subprime mortgage market. While we are never satisfied with negative absolute returns, we are pleased that the fund produced higher returns than its benchmark, largely due to favorable stock selections in the consumer discretionary, energy, financials and information technology sectors.

The Fund's Investment Approach

The fund's goal is to surpass the performance of the Index by investing in midcap companies, which we consider as having market capitalizations between $1 billion and $25 billion at the time of purchase. We identify potential investments through extensive quantitative and fundamental research. When selecting stocks, the fund will focus on individual stock selection, emphasizing three key factors: value, sound business fundamentals and business momentum. We typically sell a stock when we no longer consider it attractively valued, when it appears less likely to benefit from the current market and economic environment, when it shows deteriorating fundamentals or declining momentum or when its performance falls short of our expectations.

Midcap Stocks Struggled in a Difficult Economy

U.S. midcap stocks produced disappointing results during the reporting period due to an onslaught of negative economic news, the most damaging of which was the continued deterioration of the U.S. housing market. Housing values fell sharply while mortgage defaults, delinquencies and foreclosures continued to mount, creating concerns regarding the resiliency of the U.S. consumer. At the same time, soaring food and fuel prices put further pressure on cash-strapped consumers. Meanwhile, a credit crisis that originated among U.S. sub-prime mortgages sent ripples throughout the U.S. and global financial markets, producing massive losses among major financial institutions.

Investors initially responded to these developments by shifting away from small-cap stocks and toward larger, well-established multinational corporations. While midcap stocks generally faltered along with other capitalization ranges over the reporting period, they generally fared better than their large-cap counterparts.

Stock Selection Strategy Drove Relative Performance

Consumer-oriented stocks produced some of the fund's better relative performance during the reporting period. While many analysts were concerned that consumer spending would abate, we took a slightly contrarian view, believing that consumers would instead become thriftier and shop at more moderately priced stores than they had in the past. This view enabled the fund to achieve gains across a wide variety of off-price retailers, including Ross Stores, Staples, Kohl's and Dollar Tree. Ross Stores and Kohl's were sold during the reporting period. In addition, Advance Auto Parts gained value when consumers generally chose to continue driving their current automobiles rather than buy new ones.

Within the energy sector, the fund benefited from strong performance among several independent acquirers and developers of U.S. oil and natural gas resources, where we focused on companies with large, undeveloped acreage positions. Winners among midcap energy producers included Chesapeake Energy, Range Resources and PetroHawk Energy. Moreover, the fund benefited from limited exposure to financials stocks associated with lending, most notably banks, the mortgage finance market and real estate investment trusts (REITs). We have maintained this position for approximately four years and, while it hindered performance in previous reporting periods when the real estate market was booming, it proved especially beneficial in the reporting period's more challenging housing and credit markets.

On the other hand, the fund's relative performance was undermined to a degree by limited exposure to metals-and-mining, steel and fertilizer stocks within the materials sector. In addition, several packaging stocks were a drag on performance due to a challenging industrial environment and increased competition from foreign companies. Disappointing stock selections within the utilities sector also constrained performance, with declines in Constellation Energy Group and CMS Energy, the latter of which suffered due to the slowdown in auto sales in its Michigan market. Constellation Energy was sold during the reporting period. Finally, within the consumer staples area, meat processors Smithfield Foods and Pilgrim's Pride were adversely affected by higher feed costs. Pilgrim's Pride was sold during the reporting period.

Seeking to Manage Downside Risk

During these turbulent times, we have been especially pleased with the effectiveness of the risk-management measures we put in place over the last three years, particularly with regard to downside price risk analysis of the portfolio's current and potential holdings. In our experience, volatile markets such as today's can create a host of attractively valued investment opportunities. We take pride in our team of independent thinkers searching for undervalued companies that we believe have the potential to produce positive earnings over a full market cycle, even if they are struggling in the near term. This approach gives us the flexibility to respond decisively when opportunities present themselves.

September 15, 2008

Effective 5/30/2008, Dreyfus MidCap Value Fund was renamed Dreyfus Premier MidCap Value Fund and has adopted a multiple class structure. Existing shareholders have received Class A shares and have been grandfathered with respect to the front-end load. Class C, I and T shares have also been added.

[1] *Total return includes reinvestment of dividends and any capital gains paid. It includes the the maximum initial sales charges in the case of Class A and Class T shares, and the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. The total return figures for Class C, Class I and Class T shares reflect the performance of the fund's Class A shares for periods prior to 5/30/08, adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Value Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Midcap Value Fund Class A shares and the Russell Midcap Value Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Midcap Value Fund on 8/31/98 to a $10,000 investment made in the Russell Midcap Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C, Class I and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

Effective May 30, 2008, the fund converted to a multi-class structure fund and was renamed Dreyfus Premier Midcap Value Fund.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		(11.95)%	8.22%	12.64%
without sales charge		(6.59)%	9.52%	13.31%
Class C shares				
with applicable redemption charge †	**5/30/08**	**(7.55)%††**	**9.47%††**	**13.29%††**
without redemption	**5/30/08**	**(6.77)%††**	**9.47%††**	**13.29%††**
Class I shares	**5/30/08**	**(6.59)%††**	**9.52%††**	**13.31%††**
Class T shares				
with applicable sales charge (4.5%)	**5/30/08**	**(10.90)%††**	**8.49%††**	**12.77%††**
without sales charge	**5/30/08**	**(6.70)%††**	**9.49%††**	**13.30%††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

†† *The total return performance figures presented for Class C, Class I and Class T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 5/30/08 (the inception date for Class C, Class I and Class T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Value Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2008†

	Class A	Class C	Class I	Class T
Expenses paid per $1,000††	$ 5.89	$ 5.06	$ 2.85	$ 4.11
Ending value (after expenses)	$970.10	$914.50	$916.30	$915.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

	Class A	Class C†††	Class I†††	Class T†††
Expenses paid per $1,000††††	$ 6.04	$ 10.43	$ 5.89	$ 8.47
Ending value (after expenses)	$1,019.15	$1,014.78	$1,019.30	$1,016.74

†   *From May 30, 2008 (commencement of initial offering) to August 31, 2008 for Class C, Class I and Class T.*

††   *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period) and 2.06% for Class C, 1.16% for Class I and 1.67% for Class T, multiplied by the average account value over the period, multiplied by 94/366 (to reflect actual days for the period).*

†††   *Please note that while Class C, Class I and Class T commenced initial offering on May 30, 2008, the Hypothetical expenses paid during the period reflect projected activity for the full six month period for purposes of comparability. This projection assumes that annualized expense ratios were in effect during the peirod March 1, 2008 to August 31, 2008.*

††††   *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 2.06% for Class C, 1.16% for Class I and 1.67% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2008

Common Stocks−99.2%	Shares	Value ($)
Consumer Discretionary−19.7%		
Advance Auto Parts	310,150	13,348,856
Bed Bath & Beyond	136,970 a,b	4,199,500
Central European Media Enterprises, Cl. A	125,522 a,b	9,779,419
Darden Restaurants	226,000	6,619,540
Dollar Tree	361,066 b	13,850,492
Hanesbrands	458,780 a,b	10,937,315
Lowe's Cos.	798,670	19,679,229
Mohawk Industries	182,680 b	12,614,054
News, Cl. A	536,480	7,596,557
NVR	1,320 a,b	789,004
Pulte Homes	644,500 a	9,351,695
Staples	910,770 a	22,040,634
VF	212,990	16,879,457
Viacom, Cl. B	205,300 b	6,052,244
		153,737,996
Consumer Staples−8.6%		
Alberto-Culver	208,400	5,451,744
Cadbury, ADR	140,609	6,484,887
Coca-Cola Enterprises	125,370	2,140,066
Dean Foods	201,220 a,b	5,064,707
Dr. Pepper Snapple Group	283,794 b	7,012,550
Herbalife	310,917	14,644,191
Safeway	10,800	284,472
Smithfield Foods	860,793 a,b	17,310,547
Walgreen	233,250	8,497,297
Winn-Dixie Stores	2,280 b	32,194
		66,922,655
Energy−11.9%		
Chesapeake Energy	149,770	7,248,868
CNX Gas	3,450 b	104,673
Hercules Offshore	374,850 b	8,272,939
Oceaneering International	205,850 b	12,847,098
PetroHawk Energy	486,230 b	16,828,420
Range Resources	221,840	10,297,813
Ultra Petroleum	95,530 b	6,510,370
Weatherford International	463,520 b	17,882,602

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Whiting Petroleum	132,190 [b]	12,721,966
		92,714,749
Exchange Traded Funds—1.0%		
Midcap SPDR Trust Series 1	51,050	**7,565,610**
Financial—13.1%		
ACE	439,870	23,141,561
Annaly Capital Management	593,750	8,882,500
Assured Guaranty	241,317 [a]	3,923,814
Brandywine Realty Trust	15,810	275,094
CIT Group	1,716,270 [a]	17,694,744
Comerica	197,050	5,535,134
Hanover Insurance Group	74,970	3,540,833
HRPT Properties Trust	98,790 [a]	748,828
Mack-Cali Realty	18,730	757,067
Moody's	605,230 [a]	24,608,652
National City	755,300	3,806,712
PartnerRe	123,500	8,510,385
		101,425,324
Health Care—11.6%		
Amylin Pharmaceuticals	275,130 [b]	6,047,357
Elan, ADR	1,114,720 [a,b]	14,926,101
Hologic	793,480 [a,b]	16,837,646
Hospira	501,480 [b]	20,239,733
St. Jude Medical	300,250 [b]	13,760,457
Zimmer Holdings	256,290 [b]	18,552,833
		90,364,127
Industrial—7.4%		
C.H. Robinson Worldwide	61,780	3,219,356
Covanta Holding	354,450 [b]	9,860,799
General Cable	123,820 [a,b]	6,094,420
JB Hunt Transport Services	3,180 [a]	115,911
Manitowoc	12,440	313,239
Masco	800,080	15,249,525
McDermott International	221,300 [b]	7,685,749
Robert Half International	241,080	6,171,648

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Suntech Power Holdings, ADR	102,990	b	4,923,952
Timken	117,000		3,781,440
			57,416,039
Information Technology−9.0%			
ASML Holding (NY Shares)	783,200		18,522,680
eBay	12,500	b	311,625
Electronic Arts	171,020	b	8,347,486
Intersil, Cl. A	145,530	a	3,409,768
Maxim Integrated Products	999,260		20,534,793
Micron Technology	1,024,250	b	4,342,820
Seagate Technology	264,790		3,948,019
Western Union	367,540		10,151,455
			69,568,646
Materials−8.0%			
Air Products & Chemicals	66,110		6,072,203
Allegheny Technologies	78,950		3,868,550
Celanese, Ser. A	93,280		3,596,877
Cytec Industries	288,260		14,643,608
International Paper	646,460		17,486,743
Packaging Corp. of America	613,100		15,787,325
Pactiv	4,770	b	128,170
Sealed Air	4,380		106,127
Smurfit-Stone Container	25,120	a,b	126,856
United States Steel	1,270		168,999
			61,985,458
Telecommunication Services−1.6%			
Leap Wireless International	273,480	b	**12,213,617**
Utilities−7.3%			
Allegheny Energy	437,030	a	19,810,570
CMS Energy	1,223,250	a	16,599,502
Dominion Resources	93,990	a	4,091,385
DPL	668,400	a	16,589,688
			57,091,145
Total Common Stocks			
(cost $765,416,140)			**771,005,366**

Other Investment—.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,225,000)	6,225,000 ᶜ	**6,225,000**
Investment of Cash Collateral for Securities Loaned—7.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $59,673,076)	59,673,076 ᶜ	**59,673,076**
Total Investments (cost $831,314,216)	**107.7%**	**836,903,442**
Liabilities, Less Cash and Receivables	**(7.7%)**	**(59,970,310)**
Net Assets	**100.0%**	**776,933,132**

ADR—American Depository Receipts

ᵃ   *All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $57,932,580 and the total market value of the collateral held by the fund is $60,886,655, consisting of cash collateral of $59,673,076 and U.S. Government and agencies securities valued at $1,213,579.*

ᵇ   *Non-income producing security.*

ᶜ   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer Discretionary	19.7	Materials	8.0
Financial	13.1	Industrial	7.4
Energy	11.9	Utilities	7.3
Health Care	11.6	Telecommunication Services	1.6
Information Technology	9.0	Exchange Traded Funds	1.0
Consumer Staples	8.6		
Money Market Investments	8.5		**107.7**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $57,932,580)–Note 1(b):		
Unaffiliated issuers	765,416,140	771,005,366
Affiliated issuers	65,898,076	65,898,076
Cash		421,294
Receivable for investment securities sold		10,591,168
Dividends and interest receivable		886,403
Receivable for shares of Common Stock subscribed		436,756
Prepaid expenses		112,843
		849,351,906
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		709,962
Liability for securities on loan–Note 1(b)		59,673,076
Payable for investment securities purchased		11,580,495
Payable for shares of Common Stock redeemed		176,538
Accrued expenses		278,703
		72,418,774
Net Assets ($)		**776,933,132**
Composition of Net Assets ($):		
Paid-in capital		846,629,907
Accumulated undistributed investment income–net		932,387
Accumulated net realized gain (loss) on investments		(76,218,388)
Accumulated net unrealized appreciation (depreciation) on investments		5,589,226
Net Assets ($)		**776,933,132**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	776,888,827	25,894	9,212	9,199
Shares Outstanding	29,937,127	1,000	355	355
Net Asset Value Per Share ($)	**25.95**	**25.89**	**25.95**	**25.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $43,144 foreign taxes withheld at source):	
Unaffiliated issuers	10,640,445
Affiliated issuers	253,658
Income from securities lending	694,970
Total Income	**11,589,073**
Expenses:	
Management fee–Note 3(a)	6,683,984
Shareholder servicing costs–Note 3(c)	3,552,563
Prospectus and shareholders' reports	123,643
Custodian fees–Note 3(c)	107,466
Professional fees	58,936
Directors' fees and expenses–Note 3(d)	52,193
Registration fees	29,408
Interest expense–Note 2	29,361
Distribution fees–Note 3(b)	31
Miscellaneous	35,305
Total Expenses	**10,672,890**
Less–reduction in fees due to earnings credits–Note 1(b)	(18,540)
Net Expenses	**10,654,350**
Investment Income–Net	**934,723**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(53,395,920)
Net unrealized appreciation (depreciation) on investments	(5,514,426)
Net Realized and Unrealized Gain (Loss) on Investments	**(58,910,346)**
Net (Decrease) in Net Assets Resulting from Operations	**(57,975,623)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008[a]	2007
Operations ($):		
Investment income–net	934,723	4,143,956
Net realized gain (loss) on investments	(53,395,920)	188,965,356
Net unrealized appreciation (depreciation) on investments	(5,514,426)	(30,359,796)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(57,975,623)**	**162,749,516**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(1,496,577)	(2,122,438)
Net realized gain on investments:		
Class A Shares	(163,126,927)	(103,675,781)
Total Dividends	**(164,623,504)**	**(105,798,219)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	69,363,456	346,814,025
Class C Shares	26,336	–
Class I Shares	10,000	–
Class T Shares	10,000	–
Dividends reinvested:		
Class A Shares	162,499,979	104,446,028
Cost of shares redeemed:		
Class A Shares	(280,083,785)	(591,017,266)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(48,174,014)**	**(139,757,213)**
Total Increase (Decrease) in Net Assets	**(270,773,141)**	**(82,805,916)**
Net Assets ($):		
Beginning of Period	1,047,706,273	1,130,512,189
End of Period	**776,933,132**	**1,047,706,273**
Undistributed investment income–net	932,387	1,496,385

	Year Ended August 31,	
	2008[a]	2007
Capital Share Transactions:		
Class A		
Shares sold	2,459,015	10,002,683
Shares issued for dividends reinvested	5,663,638	3,230,596
Shares redeemed	(9,631,032)	(17,543,971)
Net Increase (Decrease) in Shares Outstanding	**(1,508,379)**	**(4,310,692)**
Class C		
Shares sold	1,000	–
Net Increase (Decrease) in Shares Outstanding	**1,000**	**–**
Class I		
Shares sold	355	–
Net Increase (Decrease) in Shares Outstanding	**355**	**–**
Class T		
Shares sold	355	–
Net Increase (Decrease) in Shares Outstanding	**355**	**–**

[a] *The fund commenced offering four classes of shares on May 30, 2008. The existing shares were redesignated Class A shares and the fund added Class C, Class I and Class T shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
Class A Shares [a]	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	33.32	31.62	33.98	27.25	23.85
Investment Operations:					
Investment income (loss)–net [b]	.03	.12	(.05)	(.13)	(.10)
Net realized and unrealized gain (loss) on investments	(1.68)	4.52	1.07	6.86	3.50
Total from Investment Operations	(1.65)	4.64	1.02	6.73	3.40
Distributions:					
Dividends from investment income–net	(.05)	(.06)	–	–	–
Dividends from net realized gain on investments	(5.67)	(2.88)	(3.38)	–	–
Total Distributions	(5.72)	(2.94)	(3.38)	–	–
Net asset value, end of period	25.95	33.32	31.62	33.98	27.25
Total Return (%)	(6.59)	14.96	2.97	24.70	14.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.20	1.18	1.18	1.16	1.18
Ratio of net expenses to average net assets	1.20c	1.18	1.18	1.16	1.18
Ratio of net investment income (loss) to average net assets	.10	.35	(.15)	(.42)	(.37)
Portfolio Turnover Rate	144.14	165.55	152.68	128.55	145.33
Net Assets, end of period ($ x 1,000)	776,889	1,047,706	1,130,512	1,413,910	1,179,880

[a]   *The fund commenced offering four classes of shares on May 30, 2008, existing shares were redesignated Class A shares.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31, 2008[a]		
	Class C Shares	Class I Shares	Class T Shares
Per Share Data ($):			
Net asset value, beginning of period	28.17	28.17	28.17
Investment Operations:			
Investment (loss)–net [b]	(.05)	.00[c]	(.03)
Net realized and unrealized gain (loss) on investments	(2.23)	(2.22)	(2.23)
Total from Investment Operations	(2.28)	(2.22)	(2.26)
Net asset value, end of period	25.89	25.95	25.91
Total Return (%)[d]	(8.55)[e]	(8.37)	(8.47)[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets[f]	2.07	1.17	1.68
Ratio of net expenses to average net assets[f]	2.06	1.16	1.67
Ratio of net investment income (loss) to average net assets[f]	(.76)	.06	(.45)
Portfolio Turnover Rate	144.14	144.14	144.14
Net Assets, end of period ($ x 1,000)	26	9	9

[a] *From May 30, 2008 (commencement of initial offering) to August 31, 2008.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Exclusive of sales charge.*
[f] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective is to surpass the performance of the Russell Midcap Value Index. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. The fund was closed to new investors. Effective April 1, 2008, the fund reopened to new investors.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

On March 5, 2008, the fund's Board of Directors approved, effective May 30, 2008 ("effective date"), a change of the fund's name from "Dreyfus Midcap Value Fund" to "Dreyfus Premier Midcap Value Fund" coinciding with the implementation of a multiple class structure for the fund. On the effective date, existing shares were classified as Class A shares and the fund added Class C, Class I and Class T shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 600 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (225 million shares authorized), Class C (125 million shares authorized), Class I (125 million shares authorized) and Class T (125 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of August 31, 2008, MBC Investment Corp., an indirect subsidiary of BNY Mellon, held 355 of the outstanding Class C, Class I and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $297,844 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $899,808, accumulated capital losses $4,395,586 and unrealized depreciation $16,977,150. In addition, the fund had $49,223,847 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2008. If not applied, the carryover expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: ordinary income $94,852,776 and $27,933,443 and long-term capital gains $69,770,728 and $77,864,776, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $2,144 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund had the ability to borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit. Effective May 1, 2008, the fund participates with other Dreyfus managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit.

The average daily amount of borrowings outstanding under the lines of credit during the period ended August 31, 2008, was approximately $759,400, with a related weighted average annualized interest rate of 3.87%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2008, Class C and Class T shares were charged $25 and $6, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class C and Class T shares were charged $2,227,974, $8 and $6, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $161,857 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $18,540 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $107,466 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $488,590, Rule 12b-1 distribution plan fees $14, shareholder services plan fees $162,862, custodian fees $28,722, chief compliance officer fees $3,760 and transfer agency per account fees $26,014.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Prior to December 1, 2007, a 1% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. Effective December 1, 2007, the fund discontinued the redemption fee. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $1,286,559,657 and $1,491,137,041, respectively.

At August 31, 2008, the cost of investment for federal income tax purposes was $853,880,592; accordingly, accumulated net unrealized depreciation on investments was $16,977,150, consisting of $56,344,190 gross unrealized appreciation and $73,321,340 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Midcap Value Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Midcap Value Fund (formerly, Dreyfus Midcap Value Fund) (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Midcap Value Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $2.4244 per share as a long-term capital gain distribution and $3.2436 per share as a short-term capital gain distribution paid on December 10, 2007. Also the fund hereby designates 13.52% of the ordinary dividends paid during the fiscal year ended August 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $11,770 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting, administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail no-load mid-cap value funds, (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mid-cap value funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the one-, two- and three-year periods ended January 31, 2008 was in the second quartile of the Performance Group and the Performance Universe.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee and total expense ratio were in the second quartile of its Expense Group and its Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:

- Corporate Director and Trustee

Other Board Memberships and Affiliations:

- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:

- Corporate Director and Trustee

Other Board Memberships and Affiliations:

- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

34

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

————————

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

————————

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Midcap Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DMCVX | Class C: DVLCX |
| | Class I: DVLIX | Class T: DVLTX |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0258AR0808

Dreyfus Premier Select Midcap Growth Fund

ANNUAL REPORT August 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Premier Select Midcap Growth Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008, as provided by Fred Kuehndorf, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier Select Midcap Growth Fund's Class A shares produced a total return of –12.47%, Class B shares returned –13.13%, Class C shares returned –13.14%, Class I shares returned –12.19% and Class T shares returned –12.66%.[1] In comparison, the fund's benchmark, the Russell Midcap Growth Index (the "Index"), provided a –7.57% total return for the same period.[2]

Like other capitalization ranges, midcap stocks declined over the reporting period due to a prolonged U.S. economic downturn and a persistent credit crisis in fixed-income markets. The fund produced lower returns than its benchmark, primarily due to weak stock selections in the better-performing energy sector.

The Fund's Investment Approach

The fund seeks capital appreciation by investing at least 80% of its assets in the stocks of companies with market capitalizations within the range of the Index at the time of purchase. When choosing stocks, we focus on individual stock selection, searching for growth companies whose fundamental strengths suggest the potential for superior earnings growth. Characteristics we look for include solid market positions, reasonable financial strength, a history of consistent earnings growth and above average profitability. We may sell a stock if the company's earnings are no longer growing, it no longer possesses the characteristics that caused its purchase, its valuation reaches or exceeds fair value, or it has become an overweighted portfolio position.

Stocks Struggled in a Weaker Economy

U.S. stocks generally produced disappointing results over the reporting period amid an onslaught of negative economic news. As housing values plummeted and unemployment rates climbed, mortgage delinquencies and foreclosures rose sharply, fueling ongoing turmoil in the mortgage market. Meanwhile, escalating commodity prices over much of the reporting period burdened consumers with soaring oil, gas and home heating expenditures and rising food costs. These factors caused consumers to cut back on spending in other, more discretionary areas. In addition, with banks increasingly reluctant to lend, many businesses reduced capital spending in anticipation of a more difficult business environment.

At the same time, a credit crisis that began in the sub-prime mortgage market continued to batter commercial banks, investment banks, bond insurers and mortgage agencies. A number of the world's major financial institutions announced massive write-downs and write-offs over the reporting period, sparking steep declines in their stock prices. Most other midcap market sectors also posted losses in this challenging environment.

Disappointing Returns from Energy Sector

Disappointments during the reporting period were centered primarily in the energy sector, which was one of the better-performing areas of the benchmark. A number of coal producers that did not meet our investment criteria advanced due to investors' expectations of higher earnings. In addition, the fund held little exposure to a number of high-flying energy exploration-and-production firms, which typically provide low returns on equity.

The fund achieved better-than-average results in the industrials sector, where declines were cushioned by our security selection strategy and modestly underweighted exposure compared to the benchmark. The fund received particularly positive contributions to performance from hazardous waste disposal company Stericycle, which captured a larger share of its market and demonstrated positive pricing power. Suntech Power Holding, a China-based maker of solar energy cells and modules, saw its order backlog grow as demand for alternative energy products intensified worldwide.

Although the utilities sector comprises a relatively small portion of the benchmark, the fund's position in this area helped bolster its relative performance. The fund's sole utilities holding, natural gas pipeline company Questar, benefited from higher commodity prices and robust customer demand.

The fund's investments in information technology companies, such as Varian Semiconductor Equipment Associates and graphics chip maker NVIDIA, were undermined by softening demand and intensifying competition. Military and commercial communications specialist Harris Corp. lost value when it missed its quarterly earnings target. We eliminated all three of these stocks from the portfolio to avoid further price weakness.

In other market sectors, the fund received disappointing results from consumer staples companies Hansen Natural Corp, which suffered from increased competition in the natural soda market, and Energizer Holdings, which encountered integration issues after a recent acquisition. In the hard-hit financials sector, some of the better performing stocks of 2007 declined sharply over the first eight months of 2008, including commodities market Intercontinental Exchange and derivatives exchange GFI Group.

Maintaining a Disciplined Approach

As of the reporting period's end, the U.S. economy has remained weak and the global credit crisis has not abated. In this uncertain climate, we believe it is more important than ever to adhere to our disciplined investment approach, stringent security selection criteria and a long-term perspective. Therefore, we recently have increased the fund's exposure to the materials and consumer discretionary sectors, and we have reduced its holdings of health care and financials stocks in anticipation of the early stages of an economic recovery.

September 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through January 31, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
Part of the fund's long-term performance record is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.
[2] *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Growth Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account fees and expenses to which the fund is subject.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Select Midcap Growth Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares and the Russell Midcap Growth Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

Part of the fund's long-term performance record is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Select Midcap Growth Fund on 3/31/03 (inception date) to a $10,000 investment made in the Russell Midcap Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**3/31/03**	**(17.51)%**	**7.31%**	**10.65%**
without sales charge	**3/31/03**	**(12.47)%**	**8.59%**	**11.86%**
Class B shares				
with applicable redemption charge †	**3/31/03**	**(16.52)%**	**7.46%**	**10.89%**
without redemption	**3/31/03**	**(13.13)%**	**7.76%**	**11.01%**
Class C shares				
with applicable redemption charge ††	**3/31/03**	**(13.99)%**	**7.80%**	**11.05%**
without redemption	**3/31/03**	**(13.14)%**	**7.80%**	**11.05%**
Class I shares	**3/31/03**	**(12.19)%**	**8.91%**	**12.19%**
Class T shares				
with applicable sales charge (4.5%)	**3/31/03**	**(16.58)%**	**7.34%**	**10.66%**
without sales charge	**3/31/03**	**(12.66)%**	**8.34%**	**11.61%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Midcap Growth Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.43	$ 11.12	$ 11.12	$ 5.45	$ 8.66
Ending value (after expenses)	$969.50	$965.90	$966.00	$971.50	$968.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.61	$ 11.39	$ 11.39	$ 5.58	$ 8.87
Ending value (after expenses)	$1,017.60	$1,013.83	$1,013.83	$1,019.61	$1,016.34

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.10% for Class I and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2008

Common Stocks—92.1%	Shares	Value ($)
Consumer Discretionary—12.3%		
Burger King Holdings	41,695	1,034,870
Morningstar	13,500 a	881,685
Polo Ralph Lauren	12,045	913,975
Priceline.com	7,080 a,b	658,298
Urban Outfitters	28,920 a	1,030,130
Wynn Resorts	8,405 b	802,005
		5,320,963
Consumer Staples—2.3%		
Estee Lauder, Cl. A	19,655	**978,229**
Energy—12.3%		
Cameron International	22,900 a	1,066,911
Core Laboratories	8,870	1,101,121
Helmerich & Payne	20,515	1,171,817
Smith International	11,450	798,065
Superior Energy Services	25,875 a	1,217,160
		5,355,074
Financial—6.2%		
IntercontinentalExchange	4,965 a	437,069
Nasdaq OMX Group	26,140 a	854,517
T. Rowe Price Group	23,760	1,410,394
		2,701,980
Health Care—8.3%		
Gilead Sciences	27,400 a	1,443,432
IDEXX Laboratories	22,500 a	1,266,750
Varian Medical Systems	13,765 a	869,397
		3,579,579
Industrial—15.1%		
C.H. Robinson Worldwide	17,275	900,200
Covanta Holding	29,185 a	811,926
Flowserve	8,140	1,075,457
Goodrich	8,470	434,088
Harsco	18,665	982,526
Stericycle	20,515 a	1,216,540
Suntech Power Holdings, ADR	23,890 a	1,142,181
		6,562,918

Common Stocks (continued)	Shares		Value ($)
Information Technology—23.0%			
Amdocs	25,610	a	773,166
Amphenol, Cl. A	33,025		1,569,348
Baidu.com, ADR	2,540	a	796,849
BMC Software	25,085	a	816,767
Dolby Laboratories, Cl. A	27,930	a	1,136,751
FactSet Research Systems	16,745	b	1,050,079
Mettler-Toledo International	8,210	a	863,692
Satyam Computer Services, ADR	45,400	b	1,010,604
Trimble Navigation	32,495	a	1,099,956
Western Digital	32,495	a	885,814
			10,003,026
Materials—10.6%			
Airgas	21,640		1,281,953
CF Industries Holdings	7,215		1,099,566
FMC	10,655		783,569
Sigma-Aldrich	14,430		819,047
Steel Dynamics	24,355		604,735
			4,588,870
Utilities—2.0%			
Questar	16,545		**858,520**
Total Common Stocks			
(cost $38,836,098)			**39,949,159**

Other Investment—6.5%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,843,000)	2,843,000	c	**2,843,000**

Investment of Cash Collateral for Securities Loaned—4.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,936,789)	1,936,789 c	**1,936,789**
Total Investments (cost $43,615,887)	**103.1%**	**44,728,948**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(1,358,289)**
Net Assets	**100.0%**	**43,370,659**

ADR—American Depository Receipts

a Non-income producing security.

b All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $1,865,065 and the total market value of the collateral held by the fund is $1,936,789.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	23.0	Health Care	8.3
Industrial	15.1	Financial	6.2
Consumer Discretionary	12.3	Consumer Staples	2.3
Energy	12.3	Utilities	2.0
Money Market Investments	11.0		
Materials	10.6		**103.1**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,865,065)–Note 1(b):		
Unaffiliated issuers	38,836,098	39,949,159
Affiliated issuers	4,779,789	4,779,789
Cash		1,604,098
Dividends and interest receivable		23,521
Receivable for shares of Common Stock subscribed		95
Prepaid expenses		13,217
		46,369,879
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		35,438
Liability for securities on loan–Note 1(b)		1,936,789
Payable for investment securities purchased		982,143
Payable for shares of Common Stock redeemed		270
Accrued expenses		44,580
		2,999,220
Net Assets ($)		**43,370,659**
Composition of Net Assets ($):		
Paid-in capital		45,659,138
Accumulated net realized gain (loss) on investments		(3,401,540)
Accumulated net unrealized appreciation (depreciation) on investments		1,113,061
Net Assets ($)		**43,370,659**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	2,388,726	610,965	936,158	39,389,920	44,890
Shares Outstanding	129,571	34,773	53,173	2,097,675	2,471
Net Asset Value Per Share ($)	**18.44**	**17.57**	**17.61**	**18.78**	**18.17**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $1,580 foreign taxes withheld at source):	
Unaffiliated issuers	112,421
Affiliated issuers	44,392
Income from securities lending	8,616
Interest	66
Total Income	**165,495**
Expenses:	
Management fee–Note 3(a)	191,930
Registration fees	51,287
Auditing fees	28,361
Shareholder servicing costs–Note 3(c)	25,585
Distribution fees–Note 3(b)	15,351
Custodian fees–Note 3(c)	13,630
Prospectus and shareholders' reports	10,966
Directors' fees and expenses–Note 3(d)	1,777
Legal fees	809
Loan commitment fees–Note 2	80
Miscellaneous	14,610
Total Expenses	**354,386**
Less–reduction in management fee due to undertaking–Note 3(a)	(32,844)
Less–reduction in fees due to earnings credits–Note 1(b)	(821)
Net Expenses	**320,721**
Investment (Loss)–Net	**(155,226)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(3,399,317)
Net unrealized appreciation (depreciation) on investments	(79,070)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,478,387)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,633,613)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008	2007[a]
Operations ($):		
Investment (loss)–net	(155,226)	(46,956)
Net realized gain (loss) on investments	(3,399,317)	423,947
Net unrealized appreciation (depreciation) on investments	(79,070)	290,284
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,633,613)**	**667,275**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A Shares	(74,522)	(190,889)
Class B Shares	(25,834)	(98,866)
Class C Shares	(32,873)	(135,067)
Class I Shares	(113,460)	(16,285)
Class T Shares	(1,317)	(4,141)
Total Dividends	**(248,006)**	**(445,248)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	1,319,857	2,408,796
Class B Shares	593,434	244,195
Class C Shares	258,309	727,049
Class I Shares	44,143,142	1,509,265
Class T Shares	11,182	15,407
Dividends reinvested:		
Class A Shares	65,821	171,064
Class B Shares	23,628	89,082
Class C Shares	24,464	109,895
Class I Shares	61,461	16,285
Class T Shares	429	1,670
Cost of shares redeemed:		
Class A Shares	(1,235,995)	(1,284,672)
Class B Shares	(442,946)	(476,467)
Class C Shares	(558,081)	(367,024)
Class I Shares	(3,369,607)	(234,122)
Class T Shares	(10)	(176,562)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**40,895,088**	**2,753,861**
Total Increase (Decrease) in Net Assets	**37,013,469**	**2,975,888**
Net Assets ($):		
Beginning of Period	6,357,190	3,381,302
End of Period	**43,370,659**	**6,357,190**

| | Year Ended August 31, | |
	2008	2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	63,494	116,369
Shares issued for dividends reinvested	2,920	8,728
Shares redeemed	(61,420)	(61,678)
Net Increase (Decrease) in Shares Outstanding	**4,994**	**63,419**
Class B[b]		
Shares sold	27,813	11,890
Shares issued for dividends reinvested	1,094	4,701
Shares redeemed	(23,351)	(23,574)
Net Increase (Decrease) in Shares Outstanding	**5,556**	**(6,983)**
Class C		
Shares sold	12,250	35,902
Shares issued for dividends reinvested	1,131	5,790
Shares redeemed	(28,462)	(17,864)
Net Increase (Decrease) in Shares Outstanding	**(15,081)**	**23,828**
Class I		
Shares sold	2,187,007	69,934
Shares issued for dividends reinvested	2,685	820
Shares redeemed	(165,314)	(10,720)
Net Increase (Decrease) in Shares Outstanding	**2,024,378**	**60,034**
Class T		
Shares sold	496	717
Shares issued for dividends reinvested	20	86
Shares redeemed	(1)	(8,186)
Net Increase (Decrease) in Shares Outstanding	**515**	**(7,383)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended August 31, 2008, 9,172 Class B shares representing $178,198 were automatically converted to 8,773 Class A shares and during the period ended August 31, 2007, 6,923 Class B shares representing $136,134 were automatically converted to 6,680 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.57	20.83	19.36	16.01	15.19
Investment Operations:					
Investment (loss)–net [a]	(.18)	(.16)	(.16)	(.20)	(.18)
Net realized and unrealized gain (loss) on investments	(2.41)	3.90	2.31	3.90	1.00
Total from Investment Operations	(2.59)	3.74	2.15	3.70	.82
Distributions:					
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–
Net asset value, end of period	18.44	21.57	20.83	19.36	16.01
Total Return (%) [b]	(12.47)	19.42	11.29	23.23	5.33
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.94	4.30	4.21	4.54	7.15
Ratio of net expenses to average net assets	1.50	1.50	1.50	1.54	1.50
Ratio of net investment (loss) to average net assets	(.86)	(.77)	(.78)	(1.10)	(1.10)
Portfolio Turnover Rate	72.28	70.50	64.92	45.08	97.27
Net Assets, end of period ($ x 1,000)	2,389	2,687	1,274	815	465

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended August 31,				
Class B Shares	**2008**	**2007**	**2006**	**2005**	**2004**
Per Share Data ($):					
Net asset value, beginning of period	20.73	20.26	18.98	15.84	15.15
Investment Operations:					
Investment (loss)–net [a]	(.32)	(.32)	(.31)	(.33)	(.30)
Net realized and unrealized gain (loss) on investments	(2.30)	3.79	2.27	3.82	.99
Total from Investment Operations	(2.62)	3.47	1.96	3.49	.69
Distributions:					
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–
Net asset value, end of period	17.57	20.73	20.26	18.98	15.84
Total Return (%) [b]	(13.13)	18.53	10.43	22.21	4.56
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.75	5.22	4.95	5.26	7.96
Ratio of net expenses to average net assets	2.25	2.25	2.25	2.27	2.25
Ratio of net investment (loss) to average net assets	(1.61)	(1.58)	(1.56)	(1.83)	(1.85)
Portfolio Turnover Rate	72.28	70.50	64.92	45.08	97.27
Net Assets, end of period ($ x 1,000)	611	606	734	904	789

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended August 31,				
Class C Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	20.78	20.30	19.01	15.82	15.15
Investment Operations:					
Investment (loss)–net [a]	(.32)	(.32)	(.31)	(.31)	(.30)
Net realized and unrealized gain (loss) on investments	(2.31)	3.80	2.28	3.85	.97
Total from Investment Operations	(2.63)	3.48	1.97	3.54	.67
Distributions:					
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–
Net asset value, end of period	17.61	20.78	20.30	19.01	15.82
Total Return (%) [b]	(13.14)	18.56	10.47	22.55	4.42
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.69	5.11	4.90	5.19	7.66
Ratio of net expenses to average net assets	2.25	2.25	2.25	2.22	2.25
Ratio of net investment (loss) to average net assets	(1.61)	(1.55)	(1.55)	(1.78)	(1.86)
Portfolio Turnover Rate	72.28	70.50	64.92	45.08	97.27
Net Assets, end of period ($ x 1,000)	936	1,418	902	882	456

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended August 31,			
Class I Shares	2008	2007[a]	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.89	21.04	19.49	16.06	15.21
Investment Operations:					
Investment (loss)−net[b]	(.09)	(.09)	(.12)	(.14)	(.14)
Net realized and unrealized gain (loss) on investments	(2.48)	3.94	2.35	3.92	.99
Total from Investment Operations	(2.57)	3.85	2.23	3.78	.85
Distributions:					
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	−
Net asset value, end of period	18.78	21.89	21.04	19.49	16.06
Total Return (%)	(12.19)	19.78	11.57	23.73	5.52
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.18	3.88	3.81	4.16	6.81
Ratio of net expenses to average net assets	1.12	1.25	1.25	1.20	1.25
Ratio of net investment (loss) to average net assets	(.47)	(.46)	(.57)	(.76)	(.85)
Portfolio Turnover Rate	72.28	70.50	64.92	45.08	97.27
Net Assets, end of period ($ x 1,000)	39,390	1,604	279	329	265

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.32	20.67	19.25	15.95	15.18
Investment Operations:					
Investment (loss)–net [a]	(.22)	(.22)	(.22)	(.23)	(.22)
Net realized and unrealized gain (loss) on investments	(2.39)	3.87	2.32	3.88	.99
Total from Investment Operations	(2.61)	3.65	2.10	3.65	.77
Distributions:					
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–
Net asset value, end of period	18.17	21.32	20.67	19.25	15.95
Total Return (%) [b]	(12.66)	19.10	11.03	23.07	5.00
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.81	5.08	4.32	4.67	7.31
Ratio of net expenses to average net assets	1.75	1.75	1.75	1.71	1.75
Ratio of net investment (loss) to average net assets	(1.11)	(1.13)	(1.09)	(1.27)	(1.36)
Portfolio Turnover Rate	72.28	70.50	64.92	45.08	97.27
Net Assets, end of period ($ x 1,000)	45	42	193	347	260

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Midcap Growth Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering twelve series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor") a wholly-owned subsidiary of the Manager is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $3,693, from lending portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $4,328 and unrealized appreciation $927,656. In addition, the fund had $3,211,807 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2008. If not applied, the carryover expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 was as follows: ordinary income $0 and $30,282 and long-term capital gains $248,006 and $414,966, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $155,226, increased accumulated net realized gain (loss) on investments by $433 and decreased paid-in capital by $155,659. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from September 1, 2007 through January 31, 2009 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees, commitment fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the

Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $32,844 during the period ended August 31, 2008.

During the period ended August 31, 2008, the Distributor retained $868 from commissions earned on sales of the fund's Class A shares and $3,155 and $380 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2008, Class B, Class C and Class T shares were charged $6,021, $9,208 and $122, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class B, Class C and Class T shares were charged $6,875, $2,007, $3,070 and $122, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $6,532 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $528 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $13,630 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $26,244, Rule 12b-1 distribution plan fees $1,006, shareholder services plan fees $841, custodian fees $2,968, chief compliance officer fees $3,760 and transfer agency per account fees $813, which are offset against an expense reimbursement currently in effect in the amount of $194.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $54,688,826 and $17,517,052, respectively.

At August 31, 2008, the cost of investments for federal income tax purposes was $43,801,292; accordingly, accumulated net unrealized appreciation on investments was $927,656, consisting of $2,700,460 gross unrealized appreciation and $1,772,804 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Select Midcap Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Select Midcap Growth Fund (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Select Midcap Growth Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.5390 per share as a long-term capital gain distribution per share paid on December 10, 2007.

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all front-end load funds classified by Lipper as mid-cap growth funds, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's annual total return was ranked in the third quartile of its Performance Group and its Performance Universe for the one- year period ended January 31, 2008. For the two- and three- year periods ended January 31, 2008, the fund ranked in the first quartile of its Performance Group and in the second quartile of its Performance Universe, respectively.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that Dreyfus waived the fund's management fee for the most recent fiscal year. The fund's actual management fee ranked in the first quartile (the first quartile being the funds with the lowest expenses) of its Expense Group and Expense Universe. The fund's total expense ratio ranked in the fourth quartile of its Expense Group and the third quartile of its Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that the fund remains small and any discussion of economics of scale is premature. It also was noted that Dreyfus did not realize a profit on the fund's operations. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus' profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

——————————

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

——————————

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Select Midcap Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DASMX	Class B: DBSMX	Class C: DCSMX
	Class I: DRSMX	Class T: DMGTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0600AR0808

Dreyfus Premier Strategic Value Fund

ANNUAL REPORT August 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Premier Strategic Value Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008, as provided by Brian Ferguson, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier Strategic Value Fund's Class A shares produced a total return of –9.39%, Class B shares returned –10.12%, Class C shares returned –10.05%, Class I shares returned –9.21%, and Class T shares returned –9.63%.[1] The fund's benchmark, the Russell 1000 Value Index (the "Index"), produced a total return of –14.66% for the same period.[2]

Equity markets declined during the reporting period as an economic slowdown and credit crisis depressed investor sentiment. In this challenging environment, the fund outperformed its benchmark, primarily due to the success of our "bottom-up" stock selection strategy in the financials, energy and consumer discretionary sectors.

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue this goal, we invest at least 80% of the fund's assets in stocks, including common stocks, preferred stocks and convertible securities. The fund may invest up to 30% of its assets in foreign issuers. When selecting stocks for the fund, we utilize a bottom-up approach in which we focus on individual stock selection rather than attempting to forecast market trends. Our investment approach is value-oriented and research-driven. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research with a focus on value, business health and business momentum.

Economic Slump Weighed on Investor Sentiment

A deteriorating economy and an intensifying credit crunch fueled a precipitous drop in U.S. stock prices during the reporting period. Declining housing values, soaring energy and food costs, rising unemployment and stifled consumer spending weighed heavily. Although government efforts to stimulate the economy provided modest relief during the reporting period, uncertainty regarding the domestic economic outlook, paired with a slowdown in developed international economies, contributed to ongoing risk aversion among investors.

Financials and Energy Holdings Aided Relative Results

The fund's absolute performance suffered along with the overall market; however, our bottom-up approach led to favorable returns from the purchases and sales of individual stocks, enabling the fund to produce higher relative returns than its benchmark. This was particularly true in the hard-hit financials sector, as a reduction in exposure to some of the more credit-sensitive financial institutions prior to the reporting period helped protect the fund from the full brunt of the sector's weakness. In addition, investments in companies with deposit franchises and low credit exposure, such as PNC Financial Services Group and Northern Trust, substantially bolstered the fund's relative results.

In the strong-performing energy sector, the fund's emphasis on natural gas exploration-and-production (E&P) firms over integrated oil companies proved beneficial. Strong supply-and-demand dynamics, healthy production growth and rising commodity prices created higher revenues for Devon Energy, XTO Energy, Chesapeake Energy and EOG Resources. Oil E&P company Occidental Petroleum and integrated oil firm Hess saw their stocks gain value as energy demand and commodity prices climbed. The fund's stock selection strategy in the consumer discretionary sector also boosted performance, as discount retailers Wal-Mart Stores and Ross Stores benefited from improved sales trends when cash-strapped consumers flocked to cheaper goods.

The fund's overweighted exposure to unregulated utilities was the reporting period's greatest detractor from relative performance. Stalled carbon-credit legislation, falling commodity prices late in the reporting period and softer demand reduced the earnings outlooks of nuclear operators Exelon and Entergy. Materials firm Smurfit-Stone Container's stock fell as higher natural gas and electricity prices eroded profit margins for the paper-based packaging manufacturer.

Despite the fund's strong overall stock selection strategy, individual disappointments included health-care giant Merck & Co., which suffered from safety concerns surrounding a cholesterol-lowering drug. News Corporation's stock declined as the media company would not commit to buying back its shares despite attractive pricing.

Signs of Stabilization

In our estimation, government stimulus packages have provided some liquidity, and signs of economic stabilization have been reported. However, while the U.S. economy has shown small steps toward improvement, international economies have begun to slow. Therefore, we have reduced the fund's exposure to multinational corporations, instead focusing on companies that earn the majority of their revenues domestically. We also have selectively established new positions in the financials, consumer discretionary and consumer staples sectors based on favorable valuations and evidence of future business momentum. We have continued to favor unregulated utilities, as we believe the industry's recent headwinds are temporary and these firms' long-term earnings potential is significantly greater than that of regulated utilities. Conversely, we have begun to trim the fund's natural-gas E&P exposure due to lower commodity prices and supply concerns. We also have reduced the fund's information technology holdings as many firms in this sector have considerable overseas revenue streams. Finally, we have trimmed the fund's allocation to telecommunication services companies, which historically have rebounded later in the economic cycle than other market sectors.

September 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost.*
    Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of net dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Strategic Value Fund Class A shares and the Russell 1000 Value Index

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Strategic Value Fund on 8/31/98 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date. Performance for Class B, Class C, Class I and Class T shares will vary from the performance of Class A shares shown above due to the differences in charges and expenses. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all applicable fees and expenses. The Index uses company price-to-book ratios and long-term growth rates to calculate a composite ranking, which is used to determine if a stock is "growth" or "value." Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		(14.60)%	8.87%	8.73%
without sales charge		(9.39)%	10.17%	9.38%
Class B shares				
with applicable redemption charge †	**5/31/01**	**(13.50)%**	**9.07%**	**9.14%†††,††††**
without redemption	**5/31/01**	**(10.12)%**	**9.35%**	**9.14%†††,††††**
Class C shares				
with applicable redemption charge ††	**5/31/01**	**(10.90)%**	**9.39%**	**8.82%†††**
without redemption	**5/31/01**	**(10.05)%**	**9.39%**	**8.82%†††**
Class I shares	**5/31/01**	**(9.21)%**	**10.40%**	**9.45%†††**
Class T shares				
with applicable sales charge (4.5%)	**5/31/01**	**(13.69)%**	**8.89%**	**8.57%†††**
without sales charge	**5/31/01**	**(9.63)%**	**9.89%**	**9.07%†††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class B, C, I and T shares of the fund represent the performance of the fund's Class A shares for periods prior to May 31, 2001 (the inception date for Class B, C, I and T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Strategic Value Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.72	$ 9.75	$ 9.46	$ 5.63	$ 6.85
Ending value (after expenses)	$962.70	$958.80	$959.40	$963.70	$961.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.89	$ 10.03	$ 9.73	$ 5.79	$ 7.05
Ending value (after expenses)	$1,019.30	$1,015.18	$1,015.48	$1,019.41	$1,018.15

† *Expenses are equal to the fund's annualized expense ratio of 1.16% for Class A, 1.98% for Class B, 1.92% for Class C, 1.14% for Class I and 1.39% for Class T, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
August 31, 2008

Common Stocks–98.4%	Shares	Value ($)
Consumer Discretionary–8.8%		
Gap	212,660	4,136,237
Home Depot	262,380	7,115,746
Johnson Controls	96,320 ᵃ	2,978,214
Lowe's Cos.	152,660	3,761,542
McDonald's	52,060	3,230,323
News, Cl. A	778,460	11,022,994
NVR	6,060 ᵃ·ᵇ	3,622,244
Omnicom Group	157,210	6,664,132
Ross Stores	89,300 ᵃ	3,590,753
Scripps Networks Interactive, Cl. A	86,510 ᵃ	3,593,625
Time Warner	475,130	7,777,878
Toll Brothers	166,970 ᵃ·ᵇ	4,154,214
		61,647,902
Consumer Staples–12.1%		
CVS Caremark	336,370	12,311,142
Dean Foods	452,985 ᵃ·ᵇ	11,401,632
Estee Lauder, Cl. A	127,290	6,335,223
Kellogg	127,390	6,935,112
Kraft Foods, Cl. A	290,746 ᵃ	9,161,406
Molson Coors Brewing, Cl. B	147,080 ᵃ	7,008,362
PepsiCo	99,620	6,821,978
Philip Morris International	239,510	12,861,687
Smithfield Foods	180,800 ᵃ·ᵇ	3,635,888
Wal-Mart Stores	136,260	8,048,878
		84,521,308
Energy–14.3%		
Anadarko Petroleum	48,940	3,021,066
Cameron International	203,900 ᵇ	9,499,701
Chesapeake Energy	72,450	3,506,580
Chevron	306,310	26,440,679
Devon Energy	134,730	13,749,197
Hess	65,820	6,892,012
Marathon Oil	150,120	6,765,908
Occidental Petroleum	125,670	9,973,171

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Schlumberger	145,310	13,691,108
XTO Energy	138,485	6,981,029
		100,520,451
Financial–24.3%		
Aflac	94,940	5,383,098
Ameriprise Financial	121,580	5,465,021
AON	83,940	3,986,311
Astoria Financial	137,880	3,012,678
Capital One Financial	73,610 [a]	3,249,145
Chubb	142,210	6,827,502
Citigroup	569,963	10,823,597
Federal National Mortgage Association	130,480 [a]	892,483
Fidelity National Financial, Cl. A	153,810	2,157,954
First American	49,500	1,250,865
Franklin Resources	117,090	12,235,905
Goldman Sachs Group	51,170	8,390,345
JPMorgan Chase & Co.	579,158	22,291,791
Lincoln National	98,380	4,993,769
Marsh & McLennan Cos.	118,270	3,776,361
MetLife	235,810	12,780,902
Moody's	216,520 [a]	8,803,703
Morgan Stanley	85,600	3,495,048
Northern Trust	97,130	7,808,281
People's United Financial	198,210	3,551,923
PNC Financial Services Group	191,380	13,769,791
Principal Financial Group	80,960 [a]	3,707,158
Progressive	181,990	3,361,355
TD Ameritrade Holding	198,850 [b]	4,062,506
U.S. Bancorp	215,080 [a]	6,852,449
Wachovia	469,890 [a]	7,466,552
		170,396,493

Common Stocks (continued)	Shares	Value ($)
Health Care–10.5%		
Abbott Laboratories	251,240	14,428,713
Aetna	88,580	3,821,341
Amgen	138,490 [b]	8,704,097
Baxter International	49,490	3,353,442
Covidien	85,340	4,614,334
Merck & Co.	183,840	6,557,573
Schering-Plough	317,930	6,167,842
Thermo Fisher Scientific	88,000 [b]	5,329,280
Wyeth	469,600	20,324,288
		73,300,910
Industrials–9.6%		
Dover	110,060	5,434,763
Eaton	110,150	8,060,777
General Electric	563,100	15,823,110
Honeywell International	133,930	6,719,268
Lockheed Martin	70,310	8,186,896
Raytheon	122,100	7,324,779
Union Pacific	42,280	3,547,292
Waste Management	337,120	11,859,882
		66,956,767
Information Technology–4.9%		
Accenture, Cl. A	91,810	3,797,262
BMC Software	140,440 [b]	4,572,726
Cisco Systems	355,410 [b]	8,547,611
Intel	258,930	5,921,729
McAfee	102,810 [b]	4,067,164
Microsoft	133,380	3,639,940
NCR	133,760 [a,b]	3,539,290
		34,085,722
Materials–3.8%		
Air Products & Chemicals	35,200	3,233,120

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Celanese, Ser. A	93,000	3,586,080
Dow Chemical	90,050 a	3,073,407
Freeport-McMoRan Copper & Gold	95,870	8,563,108
Packaging Corp. of America	72,117	1,857,013
Pactiv	144,540 b	3,883,790
Smurfit-Stone Container	486,450 a,b	2,456,573
		26,653,091
Telecommunication Services−3.9%		
AT & T	669,799	21,426,870
Sprint Nextel	678,690 b	5,918,177
		27,345,047
Utilities−6.2%		
Entergy	112,140	11,594,155
Exelon	150,740	11,450,210
FPL Group	118,220	7,100,293
NRG Energy	177,940 a,b	6,697,662
Questar	131,060	6,800,703
		43,643,023
Total Common Stocks		
(cost $679,383,910)		**689,070,714**

Other Investment−1.4%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $9,851,000)	9,851,000 c	**9,851,000**

Investment of Cash Collateral for Securities Loaned—6.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $47,970,494)	47,970,494 c	**47,970,494**
Total Investments (cost $737,205,404)	**106.6%**	**746,892,208**
Liabilities, Less Cash and Receivables	**(6.6%)**	**(46,251,074)**
Net Assets	**100.0%**	**700,641,134**

^a *All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $49,438,291 and the total market value of the collateral held by the fund is $52,153,946, consisting of cash collateral of $47,970,494 and U.S. Government and agency securities valued at $4,183,452.*

^b *Non-income producing security.*

^c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	24.3	Money Market Investments	8.2
Energy	14.3	Utilities	6.2
Consumer Staples	12.1	Information Technology	4.9
Health Care	10.5	Telecommunication Services	3.9
Industrials	9.6	Materials	3.8
Consumer Discretionary	8.8		**106.6**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $49,438,291)–Note 1(b):		
Unaffiliated issuers	679,383,910	689,070,714
Affiliated issuers	57,821,494	57,821,494
Cash		7,772,292
Receivable for investment securities sold		13,824,875
Receivable for shares of Common Stock subscribed		2,075,916
Dividends and interest receivable		1,138,231
Prepaid expenses		49,728
		771,753,250
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		694,664
Liability for securities on loan–Note 1(b)		47,970,494
Payable for investment securities purchased		21,630,748
Payable for shares of Common Stock redeemed		605,851
Accrued expenses		210,359
		71,112,116
Net Assets ($)		**700,641,134**
Composition of Net Assets ($):		
Paid-in capital		699,318,197
Accumulated undistributed investment income–net		3,443,818
Accumulated net realized gain (loss) on investments		(11,807,685)
Accumulated net unrealized appreciation (depreciation) on investments		9,686,804
Net Assets ($)		**700,641,134**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	526,723,239	16,480,108	53,064,576	79,567,233	24,805,978
Shares Outstanding	18,534,811	605,235	1,952,854	2,797,160	899,009
Net Asset Value Per Share ($)	**28.42**	**27.23**	**27.17**	**28.45**	**27.59**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	11,292,692
Affiliated issuers	207,046
Income from securities lending	167,769
Interest	683
Total Income	**11,668,190**
Expenses:	
Management fee–Note 3(a)	4,294,976
Shareholder servicing costs–Note 3(c)	2,089,864
Distribution fees–Note 3(b)	412,437
Registration fees	71,431
Prospectus and shareholders' reports	50,790
Custodian fees–Note 3(c)	48,971
Professional fees	42,146
Directors' fees and expenses–Note 3(d)	29,709
Loan commitment fees–Note 2	4,000
Miscellaneous	16,945
Total Expenses	**7,061,269**
Less–reduction in fees due to earnings credits–Note 1(b)	(28,445)
Net Expenses	**7,032,824**
Investment Income–Net	**4,635,366**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(2,882,344)
Net unrealized appreciation (depreciation) on investments	(65,639,784)
Net Realized and Unrealized Gain (Loss) on Investments	**(68,522,128)**
Net (Decrease) in Net Assets Resulting from Operations	**(63,886,762)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008	2007[a]
Operations ($):		
Investment income−net	4,635,366	3,439,727
Net realized gain (loss) on investments	(2,882,344)	30,469,805
Net unrealized appreciation (depreciation) on investments	(65,639,784)	40,232,080
Net Increase (Decrease) in Net Assets Resulting from Operations	**(63,886,762)**	**74,141,612**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A Shares	(4,059,835)	(1,727,669)
Class C Shares	(95,573)	(22,728)
Class I Shares	(76,399)	(18,640)
Class T Shares	(66,346)	(34,793)
Net realized gain on investments:		
Class A Shares	(27,262,631)	(15,573,703)
Class B Shares	(936,865)	(870,690)
Class C Shares	(2,055,141)	(1,434,166)
Class I Shares	(437,760)	(120,425)
Class T Shares	(554,467)	(329,320)
Total Dividends	**(35,545,017)**	**(20,132,134)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	266,794,015	74,432,907
Class B Shares	2,779,578	1,607,491
Class C Shares	22,170,542	8,762,864
Class I Shares	43,404,104	5,958,262
Class T Shares	3,604,844	4,160,921
Net assets received in connection with reorganization−Note 1	82,231,594	131,922,638

	Year Ended August 31,	
	2008	2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	29,377,509	16,673,782
Class B Shares	826,362	770,893
Class C Shares	1,651,475	1,230,998
Class I Shares	498,353	134,420
Class T Shares	602,273	358,707
Cost of shares redeemed:		
Class A Shares	(126,125,781)	(76,130,015)
Class B Shares	(7,621,773)	(5,617,360)
Class C Shares	(6,532,679)	(4,619,878)
Class I Shares	(4,727,098)	(1,084,152)
Class T Shares	(4,848,371)	(906,000)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**304,084,947**	**157,656,478**
Total Increase (Decrease) in Net Assets	**204,653,168**	**211,665,956**
Net Assets ($):		
Beginning of Period	495,987,966	284,322,010
End of Period	**700,641,134**	**495,987,966**
Undistributed investment income—net	3,443,818	3,108,747

| | Year Ended August 31, | |
	2008	2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	8,458,306	2,953,247
Shares issued in connection with reorganization–Note1	374,960	3,852,056
Shares issued for dividends reinvested	935,005	521,968
Shares redeemed	(4,155,997)	(2,286,558)
Net Increase (Decrease) in Shares Outstanding	**5,612,274**	**5,040,713**
Class B[b]		
Shares sold	110,674	83,850
Shares issued in connection with reorganization–Note1	208,909	99,625
Shares issued for dividends reinvested	27,256	24,996
Shares redeemed	(257,114)	(172,757)
Net Increase (Decrease) in Shares Outstanding	**89,725**	**35,714**
Class C		
Shares sold	805,986	271,764
Shares issued in connection with reorganization–Note1	382,456	35,132
Shares issued for dividends reinvested	54,649	39,916
Shares redeemed	(223,742)	(144,260)
Net Increase (Decrease) in Shares Outstanding	**1,019,349**	**202,552**
Class I		
Shares sold	1,192,785	182,327
Shares issued in connection with reorganization–Note1	1,525,493	1,484
Shares issued for dividends reinvested	15,866	4,211
Shares redeemed	(151,383)	(32,951)
Net Increase (Decrease) in Shares Outstanding	**2,582,761**	**155,071**
Class T		
Shares sold	339,892	128,464
Shares issued in connection with reorganization–Note1	447,210	4,859
Shares issued for dividends reinvested	19,708	11,519
Shares redeemed	(165,433)	(28,204)
Net Increase (Decrease) in Shares Outstanding	**641,377**	**116,638**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended August 31, 2008, 115,340 Class B shares representing $3,426,072 were automatically converted to 110,847 Class A shares and during the period ended August 31, 2007, 59,080 Class B shares representing $1,945,022 were automatically converted to 56,830 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	33.56	30.75	29.48	24.76	21.62
Investment Operations:					
Investment income (loss)−net a	.27	.31	.20	.15	(.10)
Net realized and unrealized gain (loss) on investments	(3.21)	4.60	3.42	4.57	3.24
Total from Investment Operations	(2.94)	4.91	3.62	4.72	3.14
Distributions:					
Dividends from investment income−net	(.29)	(.21)	(.11)	−	−
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	−	−
Total Distributions	(2.20)	(2.10)	(2.35)	−	−
Net asset value, end of period	28.42	33.56	30.75	29.48	24.76
Total Return (%) b	(9.39)	16.32	12.92	18.97	14.62
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.16	1.18	1.20	1.25	1.37
Ratio of net expenses to average net assets	1.16c	1.18c	1.20	1.25	1.37
Ratio of net investment income (loss) to average net assets	.88	.94	.69	.55	(.41)
Portfolio Turnover Rate	107.46	64.86	72.24	123.17	115.26
Net Assets, end of period ($ x 1,000)	526,723	433,687	242,377	194,491	110,939

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31,				
Class B Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	32.21	29.62	28.62	24.21	21.28
Investment Operations:					
Investment income (loss)–net[a]	.02	.05	(.02)	(.06)	(.25)
Net realized and unrealized gain (loss) on investments	(3.09)	4.43	3.30	4.47	3.18
Total from Investment Operations	(3.07)	4.48	3.28	4.41	2.93
Distributions:					
Dividends from investment income–net	–	–	(.04)	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–
Total Distributions	(1.91)	(1.89)	(2.28)	–	–
Net asset value, end of period	27.23	32.21	29.62	28.62	24.21
Total Return (%)[b]	(10.12)	15.42	12.06	18.12	13.86
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.97	1.96	1.97	2.04	2.03
Ratio of net expenses to average net assets	1.97[c]	1.96[c]	1.97	2.04	2.03
Ratio of net investment income (loss) to average net assets	.05	.16	(.08)	(.23)	(1.03)
Portfolio Turnover Rate	107.46	64.86	72.24	123.17	115.26
Net Assets, end of period ($ x 1,000)	16,480	16,606	14,213	11,685	8,975

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31,				
Class C Shares	**2008**	**2007**	**2006**	**2005**	**2004**
Per Share Data ($):					
Net asset value, beginning of period	32.22	29.65	28.64	24.23	21.29
Investment Operations:					
Investment income (loss)–net[a]	.04	.05	(.01)	(.05)	(.24)
Net realized and unrealized gain (loss) on investments	(3.09)	4.44	3.32	4.46	3.18
Total from Investment Operations	(3.05)	4.49	3.31	4.41	2.94
Distributions:					
Dividends from investment income–net	(.09)	(.03)	(.06)	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–
Total Distributions	(2.00)	(1.92)	(2.30)	–	–
Net asset value, end of period	27.17	32.22	29.65	28.64	24.23
Total Return (%)[b]	(10.05)	15.45	12.14	18.10	13.90
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.92	1.91	1.91	1.99	1.99
Ratio of net expenses to average net assets	1.91	1.91[c]	1.91	1.99	1.99
Ratio of net investment income (loss) to average net assets	.13	.17	(.02)	(.19)	(.97)
Portfolio Turnover Rate	107.46	64.86	72.24	123.17	115.26
Net Assets, end of period ($ x 1,000)	53,065	30,079	21,669	8,748	4,681

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31,				
Class I Shares	2008	2007[a]	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	33.58	30.78	29.46	24.71	21.52
Investment Operations:					
Investment income (loss)−net[b]	.24	.39	.30	.18	(.04)
Net realized and unrealized gain (loss) on investments	(3.13)	4.59	3.40	4.57	3.23
Total from Investment Operations	(2.89)	4.98	3.70	4.75	3.19
Distributions:					
Dividends from investment income−net	(.33)	(.29)	(.14)	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–
Total Distributions	(2.24)	(2.18)	(2.38)	–	–
Net asset value, end of period	28.45	33.58	30.78	29.46	24.71
Total Return (%)	(9.21)	16.57	13.22	19.13	14.92
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.11	1.00	.92	1.16	1.13
Ratio of net expenses to average net assets	1.09	1.00[c]	.92	1.16	1.13
Ratio of net investment income (loss) to average net assets	1.02	1.14	.98	.65	(.17)
Portfolio Turnover Rate	107.46	64.86	72.24	123.17	115.26
Net Assets, end of period ($ x 1,000)	79,567	7,200	1,826	542	172

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class T Shares	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	32.67	30.05	28.91	24.37	21.31
Investment Operations:					
Investment income (loss)−net [a]	.19	.22	.13	.06	(.15)
Net realized and unrealized gain (loss) on investments	(3.13)	4.49	3.35	4.48	3.21
Total from Investment Operations	(2.94)	4.71	3.48	4.54	3.06
Distributions:					
Dividends from investment income−net	(.23)	(.20)	(.10)	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–
Total Distributions	(2.14)	(2.09)	(2.34)	–	–
Net asset value, end of period	27.59	32.67	30.05	28.91	24.37
Total Return (%) [b]	(9.63)	16.03	12.67	18.53	14.45
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.40	1.42	1.43	1.58	1.68
Ratio of net expenses to average net assets	1.39	1.42 [c]	1.43	1.58	1.68
Ratio of net investment income (loss) to average net assets	.66	.67	.43	.20	(.63)
Portfolio Turnover Rate	107.46	64.86	72.24	123.17	115.26
Net Assets, end of period ($ x 1,000)	24,806	8,416	4,236	805	146

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Strategic Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering twelve series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of the close of business on August 27, 2008, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Intrinsic Value Fund were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Intrinsic Value Fund received Class A, Class B, Class C, Class I and Class T shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Dreyfus Premier Intrinsic Value Fund at the time of the exchange. The net asset value of the fund's shares on the close of business August 27, 2008, after the reorganization was $28.35 for Class A, $27.17 for Class B, $27.11 for Class C, $28.37 for Class I and $27.53 for Class T shares, and a total of 374,960 Class A shares, 208,909 Class B shares, 382,456 Class C shares, 1,525,493 Class I shares and 447,210 Class T shares, representing net assets of $82,231,594 (including $3,708,734 net unrealized depreciation on investments) were issued to Dreyfus Premier Intrinsic Value Fund's shareholders in the exchange. The exchange was a tax-free event to Dreyfus Premier Intrinsic Value Fund shareholders.

As of the close of business on March 21, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Value Fund were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Value Fund received Class A, Class B, Class C, Class I and Class T shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Dreyfus Premier Value Fund at the time of the exchange. The net asset value of the fund's shares on the close of business March 21, 2007, after the reorganization was $33.08 for Class A, $31.86 for Class B, $31.86 for Class C, $33.08 for Class I and $32.23 for Class T shares, and a total of 3,852,056 Class A shares, 99,625 Class B shares, 35,132 Class C shares, 1,484 Class I shares and 4,859 Class T shares, representing net assets of $131,922,638 (including $25,014,985 net unrealized appreciation on investments) were issued to Dreyfus Premier Value Fund's shareholders in the exchange. The exchange was a tax-free event to Dreyfus Premier Value Fund shareholders.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $71,901 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,443,818 and unrealized appreciation $4,793,740. In addition, the fund had $6,914,621 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

As a result of the fund's merger with Dreyfus Premier Intrinsic Value Fund, capital losses of $7,834,319 are available to offset future gains, if any. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. This acquired capital loss will expire in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: ordinary income $13,484,780 and $9,652,178, and long-term capital gains $22,060,237 and $10,479,956, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for the reversal of wash sales and capital loss carryover from the merger with Dreyfus Premier Intrinsic Value Fund and dividend reclassification, the fund decreased accumulated undistributed investment income-net by $2,142, decreased accumulated net realized gain (loss) on investments by $1,221,077 and increased paid-in capital by $1,223,219. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended August 31, 2008, the Distributor retained $106,944 and $2,141 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $38,986 and $9,305 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of

Class T shares. During the period ended August 31, 2008, Class B, Class C and Class T shares were charged $103,854, $278,923 and $29,660, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class B, Class C and Class T shares were charged $1,244,088, $34,618, $92,974 and $29,660, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $263,754 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $28,445 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $48,971 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $437,500, Rule 12b-1 distribution plan fees $48,858, shareholder services plan fees $123,795, custodian fees $15,071, chief compliance officer fees $7,521 and transfer agency per account fees $61,919.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and $86,282,161 of securities received pursuant to the merger with Dreyfus Premier Intrinsic Value Fund, during the period ended August 31, 2008, amounted to $794,075,349 and $616,257,545, respectively.

At August 31, 2008, the cost of investments for federal income tax purposes was $742,098,468; accordingly, accumulated net unrealized appreciation on investments was $4,793,740, consisting of $49,741,525 gross unrealized appreciation and $44,947,785 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Strategic Value Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Strategic Value Fund (one of the series comprising Advantage Funds, Inc.), as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Strategic Value Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 23, 2008

For federal tax purposes, the fund hereby designates $1.3512 per share as a long-term capital gain distribution and $.5626 per share as a short-term capital gain distribution paid on December 4, 2007. Also the fund hereby designates 59.37% of the ordinary dividends paid during the fiscal year ended August 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,191,548 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all multi-cap value funds as classified by Lipper, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's annual total return ranked in the first or second quartile of its Performance Group and its Performance Universe for the one- through five-year periods ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fees and total expenses were lower than the median of the Expense Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that the fund was relatively small. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c⁄o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Strategic Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DAGVX	Class B: DBGVX	Class C: DCGVX
	Class I: DRGVX	Class T: DTGVX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0257AR0808

Dreyfus Premier Structured Midcap Fund

ANNUAL REPORT August 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Premier Structured Midcap Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008, as provided by Patrick Slattery, Oliver Buckley, and Michael F. Dunn of Franklin Portfolio Associates, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier Structured Midcap Fund's Class A shares produced a total return of –9.37%, Class B shares returned –10.16%, Class C shares returned –10.10%, Class I shares returned –9.25% and Class T shares returned –9.59%.[1] In comparison. The fund's benchmark index, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), produced a total return of –4.22%.[2]

While a prolonged economic downturn and an intensifying credit crisis dampened returns from U.S. stocks of all capitalization ranges during the reporting period, midcap stocks generally fared better than their large- and small-cap counterparts. The fund produced lower returns than its benchmark, primarily due to shortfalls produced by the value-oriented factors considered by the fund's quantitative models, despite a positive contribution from some of the momentum factors considered by our quantitative approach.

The Fund's Investment Approach

The fund seeks long-term capital growth. To pursue this goal, the fund invests at least 80% of its assets in the stocks of companies included in the S&P 400 Index or the Russell Midcap Index at the time of purchase. The fund's stock investments may include common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. We construct the portfolio through a "bottom-up" structured approach focusing on stock selection as opposed to making proactive decisions as to industry sector exposure. The approach seeks to identify undervalued securities through a quantitative screening process to rank stocks based on fundamental momentum, relative value, future value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the S&P 400 Index.

Economic and Credit Woes Weighed on Stocks

A host of challenges beset the U.S. economy and financial markets during the reporting period. Consumers faced a rising unemployment rate and soaring energy and food costs, while mortgage markets experienced sharply falling housing values and a surge in foreclosures. These conditions led consumers to cut back on spending in more discretionary areas, while businesses reduced capital expenditures in anticipation of deteriorating business conditions. At the same time, a mounting global credit crisis in fixed-income markets produced massive losses for a number of commercial banks, investment banks, bond insurers and mortgage agencies.

In this tumultuous environment, the value-oriented factors considered by our quantitative models proved relatively ineffective, as attractively valued stocks lost value, on average, while expensive ones fared better. While certain momentum factors were somewhat more predictive of performance, others were not, contributing to the fund's lagging relative results.

Security Selections Supported Performance

The basic materials sector ranked among the fund's greater contributors to relative performance, as two fertilizer companies, Mosaic and Terra Industries, encountered rising demand from farmers when agricultural prices escalated. In the transportation industry, two carriers benefited from rising demand for energy commodities. Railroad operator CSX hauls agricultural goods and coal, and Frontline owns and operates oil tankers.

Despite generally poor performance of the benchmark's financials sector, the fund's positions in property and casualty insurers Philadelphia Consolidated Holdings and Safeco boosted returns when both companies received acquisition offers at premiums to their stock prices at the time. In the consumer discretionary area, apparel retailer Aeropostale achieved an increase in same-store sales, and Warnaco Group, which manufactures goods under the Speedo and Calvin Klein brands, benefited from strong sales in overseas markets.

Among health care stocks, medical equipment manufacturer Edwards Lifesciences posted strong sales of its heart valves during the reporting period. Another medical equipment maker, Intuitive Surgery, saw increased sales from a robotic surgery system that provides minimally invasive options for complex surgical procedures. However, some of the fund's health care holdings detracted significantly from performance.

WellCare Health Plans (sold during the reporting period), a managed-care provider, fell sharply after a raid at its headquarters by federal and state agencies raised concerns of possible criminal charges. Apria Healthcare Group, which provides home health services, declined early during the reporting period amid uncertainty surrounding government reimbursements, although it regained some ground toward the end of the reporting period when it agreed to be acquired. NutriSystem (sold during the reporting period), the weight-loss marketer, fell sharply after reporting lower-than-expected revenues.

Other significant decliners included Oshkosh, a manufacturer of commercial and military trucks and equipment; real-estate service provider Jones Lang Lasalle, which dropped due to tougher access to financing for property deals; and auction house Sotheby's, which lost value when a high profile auction produced poor results and sparked broader concern about the declining global economy's impact on the auction market.

Adhering to Our Disciplined Approach

Although during the reporting period the turbulent market environment rendered our value and certain of the momentum metrics ineffective, we believe that over the long run, our emphasis on attractively priced stocks with positive earnings trends will be rewarded. Our quantitative approach takes the emotion out of investing, relying instead on objective measures of value and momentum to choose stocks. Moreover, we apply strict risk management controls with regard to the fund's exposure to market sectors, industries and market capitalizations. In our judgment, this approach may be particularly well suited to the challenging investment climate ahead.

September 15, 2008

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market. Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Structured Midcap Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares with the Standard & Poor's MidCap 400 Index and the Russell Midcap Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Structured Midcap Fund on 6/29/01 (inception date) to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "S&P 400 Index") and the Russell Midcap Index on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The S&P 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market. The Russell Midcap Index is a widely accepted, unmanaged index of medium-cap stock market performance. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**6/29/01**	**(14.59)%**	**8.30%**	**6.27%**
without sales charge	**6/29/01**	**(9.37)%**	**9.59%**	**7.15%**
Class B shares				
with applicable redemption charge †	**6/29/01**	**(13.52)%**	**8.42%**	**6.45%**
without redemption	**6/29/01**	**(10.16)%**	**8.71%**	**6.45%**
Class C shares				
with applicable redemption charge ††	**6/29/01**	**(10.94)%**	**8.74%**	**6.31%**
without redemption	**6/29/01**	**(10.10)%**	**8.74%**	**6.31%**
Class I shares	**6/29/01**	**(9.25)%**	**9.76%**	**7.35%**
Class T shares				
with applicable sales charge (4.5%)	**6/29/01**	**(13.65)%**	**8.34%**	**6.22%**
without sales charge	**6/29/01**	**(9.59)%**	**9.35%**	**6.91%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Structured Midcap Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $ 1,000†	$ 6.13	$ 10.47	$ 10.12	$ 5.07	$ 7.23
Ending value (after expenses)	$997.80	$993.50	$993.50	$998.90	$996.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $ 1,000†	$ 6.19	$ 10.58	$ 10.23	$ 5.13	$ 7.30
Ending value (after expenses)	$1,019.00	$1,014.63	$1,014.98	$1,020.06	$1,017.90

† *Expenses are equal to the fund's annualized expense ratio of 1.22% for Class A, 2.09% for Class B, 2.02% for Class C, 1.01% for Class I and 1.44% for Class T multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Common Stocks–98.9%	Shares	Value ($)
Commercial & Professional Services–4.0%		
Avnet	27,100 a	795,385
Dun & Bradstreet	23,500	2,161,295
Ingram Micro, Cl. A	26,600 a	503,006
Manpower	22,200	1,066,932
MPS Group	61,100 a,b	703,872
Tech Data	38,500 a	1,314,390
		6,544,880
Communications–.9%		
Telephone & Data Systems	36,300	**1,393,920**
Consumer Durables–1.7%		
Activision Blizzard	33,700 a	1,106,034
Callaway Golf	70,100 b	951,958
Hasbro	20,100 b	751,740
		2,809,732
Consumer Non-Durables–6.5%		
American Greetings, Cl. A	96,600	1,553,328
Blyth	32,900 b	520,149
Central European Distribution	28,400 a,b	1,638,396
Church & Dwight	27,000	1,687,500
Hanesbrands	27,400 a,b	653,216
Hormel Foods	15,300	545,598
PepsiAmericas	28,800	674,784
Universal	26,200	1,360,304
Warnaco Group	38,200 a	1,969,974
		10,603,249
Consumer Services–2.7%		
Brinker International	66,700	1,261,964
DeVry	22,300	1,150,234
ITT Educational Services	11,200 a,b	995,792
John Wiley & Sons, Cl. A	10,600	504,348
Service Corporation International	38,900	397,169
		4,309,507
Electronic Technology–8.0%		
ADC Telecommunications	39,500 a,b	404,875
CommScope	41,200 a,b	2,017,564
Harris	31,200	1,633,632

Common Stocks (continued)	Shares		Value ($)
Electronic Technology (continued)			
Intersil, Cl. A	60,100		1,408,143
Jabil Circuit	76,600		1,291,476
L-3 Communications Holdings	10,500		1,091,370
Rockwell Automation	10,600		500,426
Semtech	87,900	a,b	1,300,041
Synopsys	32,400	a	697,572
Western Digital	69,200	a	1,886,392
Zebra Technologies, Cl. A	24,500	a	764,890
			12,996,381
Energy Minerals–5.5%			
Cimarex Energy	51,100		2,838,094
Denbury Resources	102,000	a	2,538,780
Noble Energy	25,400		1,821,942
Southwestern Energy	43,100	a	1,653,747
			8,852,563
Finance–17.0%			
AMB Property	23,900	b	1,084,821
American Financial Group	57,150		1,630,489
Cincinnati Financial	28,000		829,920
FirstMerit	54,900	b	1,111,176
GATX	22,900	b	1,003,707
HCC Insurance Holdings	81,100		2,042,098
Hospitality Properties Trust	79,200		1,796,256
Host Hotels & Resorts	47,300	b	676,390
Hudson City Bancorp	59,300		1,093,492
Jones Lang LaSalle	27,600	b	1,374,480
Macerich	12,000		743,160
MasterCard, Cl. A	1,800		436,590
Nasdaq OMX Group	28,200	a	921,858
Philadelphia Consolidated Holding	11,700	a	698,841
Potlatch	13,100	b	611,639
ProLogis	23,900	b	1,029,134
Raymond James Financial	49,000	b	1,510,670
Reinsurance Group of America	22,200	b	1,069,152
StanCorp Financial Group	33,000		1,617,330

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
SVB Financial Group	26,300 a,b	1,474,115
Synovus Financial	60,700 b	558,440
TCF Financial	105,800 b	1,666,350
Transatlantic Holdings	5,500	330,550
W.R. Berkley	28,012	659,963
Weingarten Realty Investors	47,100 b	1,556,655
		27,527,276
Health Care Technology−7.2%		
BioMarin Pharmaceutical	24,300 a	732,402
Dentsply International	58,800	2,304,372
Edwards Lifesciences	12,000 a,b	710,520
Endo Pharmaceuticals Holdings	17,400 a	395,328
Invitrogen	68,600 a,b	2,912,756
Medicis Pharmaceutical, Cl. A	25,000	517,750
Perrigo	35,000 b	1,224,650
STERIS	24,100	886,157
Techne	9,300 a	717,681
Varian Medical Systems	8,900 a	562,124
Warner Chilcott, Cl. A	47,600 a	761,600
		11,725,340
Industrial Services−6.5%		
Allied Waste Industries	24,400 a	327,936
Cameron International	27,000 a,b	1,257,930
Dycom Industries	43,300 a,b	694,099
Fluor	18,000	1,442,340
FMC Technologies	36,100 a	1,933,516
Jacobs Engineering Group	21,300 a	1,572,366
KBR	59,400	1,458,270
National Oilwell Varco	8,600 a	634,078
Patterson-UTI Energy	26,100 b	741,762
Superior Energy Services	8,500 a	399,840
		10,462,137
Non-Energy Minerals−2.8%		
AK Steel Holding	36,900 b	1,941,309
Carpenter Technology	17,200	667,532

Common Stocks (continued)	Shares	Value ($)
Non-Energy Minerals (continued)		
Reliance Steel & Aluminum	10,800	615,708
Worthington Industries	78,500 b	1,381,600
		4,606,149
Process Industries—7.2%		
Bunge	8,300 b	741,688
CF Industries Holdings	8,300	1,264,920
Crown Holdings	51,800 a	1,436,932
Lubrizol	16,000	847,840
Minerals Technologies	38,100 b	2,502,408
Mosaic	2,900	309,546
Olin	16,800 b	452,088
Owens-Illinois	34,300 a	1,529,780
Terra Industries	52,400 b	2,633,100
		11,718,302
Producer Manufacturing—8.6%		
AGCO	29,400 a,b	1,811,922
Gardner Denver	33,700 a	1,521,218
Gentex	54,300 b	864,999
Hubbell, Cl. B	36,200	1,575,062
Ingersoll-Rand, Cl. A	18,000	664,740
Kennametal	13,800	486,174
Manitowoc	35,300 b	888,854
Mettler-Toledo International	8,800 a	925,760
Nordson	24,700 b	1,324,661
Oshkosh	36,900 b	568,998
SPX	22,000	2,623,500
Toro	16,900 b	690,703
		13,946,591
Retail Trade—7.0%		
Advance Auto Parts	14,900	641,296
Aeropostale	52,950 a,b	1,845,837
BJ's Wholesale Club	15,300 a	581,859
Dollar Tree	52,800 a	2,025,408
Family Dollar Stores	37,700	939,484

Common Stocks (continued)	Shares		Value ($)
Retail Trade (continued)			
GameStop, Cl. A	36,500	a	1,601,255
Tiffany & Co.	13,500	b	596,295
Urban Outfitters	88,700	a,b	3,159,494
			11,390,928
Technology Services—4.5%			
Computer Sciences	20,600	a	968,818
Express Scripts	15,000	a	1,101,150
LifePoint Hospitals	22,800	a,b	769,272
Lincare Holdings	49,200	a,b	1,623,600
Parametric Technology	34,600	a	694,768
Sohu.com	6,500	a,b	489,450
Sybase	50,200	a	1,727,382
			7,374,440
Transportation—1.0%			
Frontline	28,000	b	**1,691,480**
Utilities—7.8%			
Alliant Energy	39,100		1,366,545
CenterPoint Energy	96,300		1,529,244
Hawaiian Electric Industries	62,600	b	1,655,770
Integrys Energy	11,600		606,332
Pepco Holdings	42,000		1,064,700
Sierra Pacific Resources	240,300		2,700,972
Southern Union	60,100		1,566,206
UGI	20,100		552,750
WGL Holdings	51,200	b	1,648,640
			12,691,159
Total Common Stocks (cost $163,900,278)			**160,644,034**

Other Investment—1.2%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,874,000)	1,874,000	c	**1,874,000**

Investment of Cash Collateral for Securities Loaned—26.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $42,822,473)	42,822,473 ^c	**42,822,473**
Total Investments (cost $208,596,751)	**126.5%**	**205,340,507**
Liabilities, Less Cash and Receivables	**(26.5%)**	**(42,999,556)**
Net Assets	**100.0%**	**162,340,951**

^a *Non-income producing security.*

^b *All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $41,595,127 and the total market value of the collateral held by the fund is $43,349,879, consisting of cash collateral of $42,822,473 and U.S. Government and Agency securities valued at $527,406.*

^c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Money Market Investments	27.6	Energy Minerals	5.5
Finance	17.0	Technology Services	4.5
Producer Manufacturing	8.6	Commercial & Professional Services	4.0
Electronic Technology	8.0	Non-Energy Minerals	2.8
Utilities	7.8	Consumer Services	2.7
Process Industries	7.2	Consumer Durables	1.7
Health Care Technology	7.2	Transportation	1.0
Retail Trade	7.0	Communications	.9
Consumer Non-Durables	6.5		
Industrial Services	6.5		**126.5**

[†]   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $41,595,127)–Note 1(b):		
Unaffiliated issuers	163,900,278	160,644,034
Affiliated issuers	44,696,473	44,696,473
Cash		17,208
Dividends and interest receivable		180,580
Receivable for shares of Common Stock subscribed		173,821
Prepaid expenses		29,320
		205,741,436
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		160,702
Liability for securities on loan–Note 1(b)		42,822,473
Payable for shares of Common Stock redeemed		327,161
Accrued expenses		90,149
		43,400,485
Net Assets ($)		**162,340,951**
Composition of Net Assets ($):		
Paid-in capital		176,766,241
Accumulated undistributed investment income–net		301,089
Accumulated net realized gain (loss) on investments		(11,470,135)
Accumulated net unrealized appreciation (depreciation) on investments		(3,256,244)
Net Assets ($)		**162,340,951**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	60,794,678	4,030,054	22,553,996	61,738,045	13,224,178
Shares Outstanding	3,416,349	240,355	1,344,358	3,420,939	755,307
Net Asset Value Per Share ($)	**17.80**	**16.77**	**16.78**	**18.05**	**17.51**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	2,513,475
Affiliated issuers	48,378
Income from securities lending	156,462
Total Income	**2,718,315**
Expenses:	
Management fee–Note 3(a)	1,318,025
Shareholder servicing costs–Note 3(c)	592,055
Distribution fees–Note 3(b)	266,579
Registration fees	57,117
Prospectus and shareholders' reports	42,090
Professional fees	37,133
Custodian fees–Note 3(c)	19,544
Directors' fees and expenses–Note 3(d)	8,975
Interest expense–Note 2	1,264
Loan commitment fees–Note 2	101
Miscellaneous	13,638
Total Expenses	**2,356,521**
Less–reduction in fees due to earnings credits–Note 1(b)	(5,105)
Net Expenses	**2,351,416**
Investment Income–Net	**366,899**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(11,417,554)
Net unrealized appreciation (depreciation) on investments	(7,174,853)
Net Realized and Unrealized Gain (Loss) on Investments	**(18,592,407)**
Net (Decrease) in Net Assets Resulting from Operations	**(18,225,508)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
	2008	2007[a]
Operations ($):		
Investment income–net	366,899	74,793
Net realized gain (loss) on investments	(11,417,554)	11,348,438
Net unrealized appreciation (depreciation) on investments	(7,174,853)	269,992
Net Increase (Decrease) in Net Assets Resulting from Operations	**(18,225,508)**	**11,693,223**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A Shares	(6,419,449)	(1,166,588)
Class B Shares	(341,383)	(165,513)
Class C Shares	(1,833,279)	(693,002)
Class I Shares	(1,721,761)	(331,924)
Class T Shares	(884,934)	(143,990)
Total Dividends	**(11,200,806)**	**(2,501,017)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	25,179,750	85,743,347
Class B Shares	241,165	408,633
Class C Shares	4,648,528	8,092,194
Class I Shares	47,784,703	29,560,559
Class T Shares	5,125,879	12,340,471
Dividends reinvested:		
Class A Shares	6,017,415	990,827
Class B Shares	242,137	122,479
Class C Shares	927,089	335,099
Class I Shares	1,721,761	331,924
Class T Shares	732,431	132,122
Cost of shares redeemed:		
Class A Shares	(61,130,578)	(21,485,465)
Class B Shares	(1,372,745)	(1,047,107)
Class C Shares	(7,286,636)	(3,960,230)
Class I Shares	(12,361,811)	(5,873,645)
Class T Shares	(4,733,368)	(3,686,682)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**5,735,720**	**102,004,526**
Total Increase (Decrease) in Net Assets	**(23,690,594)**	**111,196,732**
Net Assets ($):		
Beginning of Period	186,031,545	74,834,813
End of Period	**162,340,951**	**186,031,545**
Undistributed investment income–net	301,089	32,993

	Year Ended August 31,	
	2008	2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	1,305,073	4,085,439
Shares issued for dividends reinvested	314,554	49,829
Shares redeemed	(3,303,396)	(1,030,876)
Net Increase (Decrease) in Shares Outstanding	**(1,683,769)**	**3,104,392**
Class B[b]		
Shares sold	13,400	20,560
Shares issued for dividends reinvested	13,355	6,423
Shares redeemed	(76,959)	(52,450)
Net Increase (Decrease) in Shares Outstanding	**(50,204)**	**(25,467)**
Class C		
Shares sold	252,307	410,023
Shares issued for dividends reinvested	51,137	17,581
Shares redeemed	(411,276)	(199,390)
Net Increase (Decrease) in Shares Outstanding	**(107,832)**	**228,214**
Class I		
Shares sold	2,571,193	1,390,995
Shares issued for dividends reinvested	88,888	16,522
Shares redeemed	(659,030)	(280,429)
Net Increase (Decrease) in Shares Outstanding	**2,001,051**	**1,127,088**
Class T		
Shares sold	274,013	610,255
Shares issued for dividends reinvested	38,856	6,720
Shares redeemed	(255,401)	(179,137)
Net Increase (Decrease) in Shares Outstanding	**57,468**	**437,838**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended August 31, 2008, 15,447 Class B shares representing $288,565 were automatically converted to 14,653 Class A shares and during the period ended August 31, 2007, 10,473 Class B shares representing $207,662 were automatically converted to 10,030 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	20.93	18.57	17.75	14.74	12.88
Investment Operations:					
Investment income (loss)–net [a]	.06	.05	.02	(.02)	(.01)
Net realized and unrealized gain (loss) on investments	(1.93)	2.85	1.25	3.36	1.87
Total from Investment Operations	(1.87)	2.90	1.27	3.34	1.86
Distributions:					
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–
Net asset value, end of period	17.80	20.93	18.57	17.75	14.74
Total Return (%) [b]	(9.37)	15.76	7.23	22.88	14.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.22	1.22	1.35	1.71	3.05
Ratio of net expenses to average net assets	1.22 [c]	1.22 [c]	1.34	1.46	1.50
Ratio of net investment income (loss) to average net assets	.32	.26	.09	(.11)	(.12)
Portfolio Turnover Rate	88.40	122.16	119.22	160.45	90.83
Net Assets, end of period ($ x 1,000)	60,795	106,762	37,056	18,910	3,135

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class B Shares	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	19.96	17.87	17.23	14.43	12.72
Investment Operations:					
Investment (loss)–net [a]	(.09)	(.12)	(.13)	(.15)	(.13)
Net realized and unrealized gain (loss) on investments	(1.84)	2.75	1.22	3.28	1.84
Total from Investment Operations	(1.93)	2.63	1.09	3.13	1.71
Distributions:					
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–
Net asset value, end of period	16.77	19.96	17.87	17.23	14.43
Total Return (%) [b]	(10.16)	14.91	6.33	21.90	13.44
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.07	2.09	2.20	2.62	3.81
Ratio of net expenses to average net assets	2.07 [c]	2.08	2.17	2.30	2.25
Ratio of net investment (loss) to average net assets	(.53)	(.62)	(.73)	(.96)	(.88)
Portfolio Turnover Rate	88.40	122.16	119.22	160.45	90.83
Net Assets, end of period ($ x 1,000)	4,030	5,798	5,646	5,288	2,228

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31,				
Class C Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	19.96	17.86	17.23	14.42	12.71
Investment Operations:					
Investment (loss)–net[a]	(.08)	(.11)	(.12)	(.15)	(.12)
Net realized and unrealized gain (loss) on investments	(1.84)	2.75	1.20	3.29	1.83
Total from Investment Operations	(1.92)	2.64	1.08	3.14	1.71
Distributions:					
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–
Net asset value, end of period	16.78	19.96	17.86	17.23	14.42
Total Return (%)[b]	(10.10)	14.91	6.39	21.91	13.45
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.01	2.01	2.12	2.45	3.81
Ratio of net expenses to average net assets	2.00	2.01[c]	2.12[c]	2.25	2.25
Ratio of net investment (loss) to average net assets	(.46)	(.55)	(.68)	(.90)	(.87)
Portfolio Turnover Rate	88.40	122.16	119.22	160.45	90.83
Net Assets, end of period ($ x 1,000)	22,554	28,984	21,865	13,395	1,286

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31,				
Class I Shares	2008	2007[a]	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.18	18.75	17.91	14.85	12.94
Investment Operations:					
Investment income—net[b]	.10	.09	.04	.00[c]	.03
Net realized and unrealized gain (loss) on investments	(1.97)	2.88	1.25	3.39	1.88
Total from Investment Operations	(1.87)	2.97	1.29	3.39	1.91
Distributions:					
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–
Net asset value, end of period	18.05	21.18	18.75	17.91	14.85
Total Return (%)	(9.25)	15.99	7.28	23.05	14.67
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.13	2.08	1.73	2.84
Ratio of net expenses to average net assets	1.03	1.07	1.21	1.29	1.25
Ratio of net investment income to average net assets	.51	.41	.24	.05	.11
Portfolio Turnover Rate	88.40	122.16	119.22	160.45	90.83
Net Assets, end of period ($ x 1,000)	61,738	30,071	5,491	2,068	239

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
See notes to financial statements.

		Year Ended August 31,			
Class T Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	20.66	18.37	17.60	14.65	12.83
Investment Operations:					
Investment income (loss)−net [a]	.02	.00 [b]	(.02)	(.05)	(.04)
Net realized and unrealized gain (loss) on investments	(1.91)	2.83	1.24	3.33	1.86
Total from Investment Operations	(1.89)	2.83	1.22	3.28	1.82
Distributions:					
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–
Net asset value, end of period	17.51	20.66	18.37	17.60	14.65
Total Return (%) [c]	(9.59)	15.55	7.00	22.60	14.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.44	1.44	1.54	1.93	3.34
Ratio of net expenses to average net assets	1.44 [d]	1.44 [d]	1.54 [d]	1.71	1.75
Ratio of net investment income (loss) to average net assets	.11	.01	(.11)	(.32)	(.39)
Portfolio Turnover Rate	88.40	122.16	119.22	160.45	90.83
Net Assets, end of period ($ x 1,000)	13,224	14,417	4,777	1,947	243

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Structured Midcap Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. Franklin Portfolio Associates, LLC ("Franklin Portfolio"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase.

Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $67,055 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $153,106 and unrealized depreciation $3,130,568. In addition, the fund had $11,447,828 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: ordinary income $6,535,645 and $868,662 and long-term capital gains $4,665,161 and $1,632,355, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment of real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $98,803 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Effective May 1, 2008, the fund participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit.

The average daily amount of borrowings outstanding under the lines of credit during the period ended August 31, 2008, was approximately $28,200, with a related weighted average annualized interest rate of 4.48%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

Average Net Assets

0 up to $100 million	.25%
$100 million to $1 billion	.20%
$1 billion to $1.5 billion	.16%
In excess of $1.5 billion	.10%

During the period ended August 31, 2008, the Distributor retained $8,494 and $77 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $12,484 and $6,860 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2008, Class B, Class C and Class T shares were charged $36,504, $196,397 and $33,678, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class B, Class C and Class T shares were charged $230,530, $12,168, $65,466 and $33,678, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $45,386 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $5,105 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $19,544 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $103,400, Rule 12b-1 distribution plan fees $19,772, shareholder services plan fees $21,355, custody fees $4,847, chief compliance officer fees $3,760 and transfer agency per account fees $7,568.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $154,529,452 and $160,190,169, respectively.

At August 31, 2008, the cost of investment for federal income tax purposes was $208,471,075; accordingly, accumulated net unrealized depreciation on investments was $3,130,568, consisting of $12,918,958 gross unrealized appreciation and $16,049,526 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Structured Midcap Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Structured Midcap Fund (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Structured Midcap Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal fax purposes, the fund hereby designates $.5238 per share as a long-term capital gain distribution and $.7332 per share as a short-term capital gain distribution paid on December 11, 2007. Also the fund hereby designates 27.40% of the ordinary dividends paid during the fiscal year ended August 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $642,469 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus and the Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio Associates, LLC ("Franklin") (together, the "Agreements") for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund by Dreyfus and Franklin pursuant to the Agreements. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' and Franklin's research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of mid-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mid-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below.) The Board members discussed the results of the comparisons and noted that the fund's total return performance for the one-, two-, and three-year periods ended January 31, 2008 were in the second quartile of the Performance Group and the third quartile of the Performance Universe.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was in the second quartile of its Expense Group and Expense Universe (the first quartile being the funds with the lowest expenses), and the total expense ratio was in the first quartile of its Expense Group and the second quartile of its Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on the fund having achieved a substantial size and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would have been less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by Dreyfus and Franklin are adequate and appropriate.

- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the Agreements was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- WETA-DC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier
Structured Midcap Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Franklin Portfolio Associates, LLC
One Boston Place
Boston, MA 02108

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPSAX	Class B: DPSBX	Class C: DPSCX
	Class I: DPSRX	Class T: DPSTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0936AR0808

Dreyfus Premier Technology Growth Fund

ANNUAL REPORT August 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Premier Technology Growth Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008, as provided by Mark Herskovitz and Barry Mills, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier Technology Growth Fund's Class A shares produced a total return of –9.35%, Class B shares returned –10.08%, Class C shares returned –10.10%, Class I shares returned –9.04% and Class T shares returned –9.71.[1] In comparison, the fund's benchmarks, the Morgan Stanley High Technology 35 Index ("MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of –11.28% and –11.13%, respectively, over the same period.[2,3]

Technology stocks generally declined along with the broader stock market as investors responded to an economic downturn and credit crisis. The portfolio produced higher returns than its benchmarks, mainly due to strong stock selections in the telecommunications equipment, semiconductors and electrical products industry groups.

The Fund's Investment Approach

The fund seeks capital appreciation by investing in growth companies of any size that we regard as leading producers or beneficiaries of technological innovation. The fund's investment process combines a long-term fundamental approach focused on secular growth with a multi-dimensional approach that looks for opportunities across emerging growth, cyclical or stable growth companies. The secular growth portion of the portfolio seeks high growth companies in the fastest growing technology sectors. The multi-dimensional portion of the portfolio seeks companies that appear to have strong earnings momentum, positive earnings revisions, favorable growth, product or market cycles and/or favorable valuations.

Stocks Struggled in a Weaker Economy

Most sectors of the U.S. stock market produced disappointing results amid an onslaught of negative economic news. As housing values continued to plummet, mortgage foreclosures rose sharply. Meanwhile, job losses and a rising unemployment rate sparked sharp declines in consumer confidence, and fuel and food costs soared. These factors caused consumers to cut back on spending in other, more discretionary areas, including technology products and services. Many businesses reduced capital spending in anticipation of a more difficult business environment.

A credit crisis that began in the sub-prime mortgage market continued to batter commercial banks, investment banks, insurers and mortgage agencies, which announced new write-downs and write-offs, sparking steep declines in their stock prices. Since financial services firms account for a substantial percentage of technology companies' corporate customers, the downturn in the financials sector produced negative consequences for technology stocks.

Avoiding Battered Stocks Helped Relative Performance

In this challenging environment, our security selection strategy enabled the fund to avoid some of the reporting period's more battered technology stocks. For example, one of the top contributors to the fund's relative performance was its lack of exposure to handset and telecommunications equipment maker Motorola, which saw its profit margins and cash flow deteriorate as business conditions worsened in the highly competitive wireless handset market. Similarly, the fund's relative performance was bolstered by avoiding weakness in telecommunications equipment maker Alcatel-Lucent, where management issues weighed on revenues and earnings during an industry slowdown. Conversely, overweighted exposure to BlackBerry maker Research In Motion supported the fund's returns when retail customers adopted smartphone technologies that previously had been the province of business customers, boosting the company's market share and profits.

The portfolio also benefited from relatively light positions compared to the MS High Tech 35 Index in graphics semiconductor specialist NVIDIA, which was hurt by inventory problems and competitive factors that put pressure on product pricing. Finally, among electrical products producers, Suntech Power Holdings, which develops and manufactures solar-powered cells, gained value due to rising global demand for sources of alternative energy. NVIDIA and Suntech were both sold during the reporting period.

Strong contributions to the fund's performance by these companies during the reporting period were partially offset by disappointments among other holdings. GPS leader Garmin stumbled due to inventory issues, increased competition and pricing pressures, leading us to eliminate the fund's position and avoid subsequent declines in the company's stock price. Another performance detractor had to do with a stock that we failed to own in the portfolio – Electronic Data Systems (EDS). We steered clear of the information technology outsourcing company based upon declining margins and growth expectations; however, when Hewlett-Packard made a bid for them, the price jumped and we did not participate in the rally.

Finding Opportunities in New Technologies

As of the end of the reporting period, the U.S. economy has remained weak, and concerns have intensified regarding business conditions in overseas markets. Consequently, we generally have maintained a conservative investment posture, focusing primarily on technology leaders that have the financial strength to withstand a prolonged downturn or are poised to benefit from positive product cycles. We have found a number of opportunities in the information technology services area and among wireless and diversified service providers in the telecommunications services industry group. We have found fewer opportunities in the computers, Internet retailers, semiconductors and electronic equipment areas.

At the same time, we have begun to establish positions in new areas, such as providers of the wind, solar and geothermal energy technologies that could serve as next-generation alternatives to carbon-based fuels. In our judgment, these strategies are appropriate for investors with the discipline and patience to overlook near-term market volatility in favor of positive longer-term trends.

September 15, 2008

The technology sector has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenue and/or earnings tend to be less predictable and some companies may be experiencing significant losses. An investment in the fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: BLOOMBERG LP. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors. The index does not take into account fees and expenses to which the fund is subject.*

[3] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The index does not take into account fees and expenses to which the fund is subject.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Technology Growth Fund Class A shares with the Morgan Stanley High Technology 35 Index and the Standard & Poor's 500 Composite Stock Price Index

† Source: Bloomberg L.P.
†† Source: Lipper Inc.
Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Technology Growth Fund on 8/31/98 to a $10,000 investment made in each of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") on that date. Performance for Class B, Class C, Class I and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The MS High Tech 35 Index reflects reinvestment of net dividends and, where applicable, capital gain distributions. The MS High Tech 35 Index is an unmanaged, equal dollar-weighted index from the electronics-based subsectors. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		(14.56)%	1.76%	6.83%
without sales charge		(9.35)%	2.98%	7.47%
Class B shares				
with applicable redemption charge †	4/15/99	(13.68)%	1.57%	6.97%†††,††††
without redemption	4/15/99	(10.08)%	1.94%	6.97%†††,††††
Class C shares				
with applicable redemption charge ††	4/15/99	(11.00)%	2.04%	6.59%†††
without redemption	4/15/99	(10.10)%	2.04%	6.59%†††
Class I shares	4/15/99	(9.04)%	3.38%	7.86%†††
Class T shares				
with applicable sales charge (4.5%)	8/31/99	(13.78)%	1.62%	6.57%†††
without sales charge	8/31/99	(9.71)%	2.56%	7.06%†††

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

†   *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

††   *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class B, C and I shares of the fund represent the performance of the fund's Class A shares for periods prior to April 15, 1999 (the inception date for Class B, C and I shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter. The total return performance figures presented for Class T shares of the fund represent the performance of the fund's Class A shares for periods prior to August 31, 1999 (the inception date for Class T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Technology Growth Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.83	$ 9.25	$ 11.74	$ 5.94	$ 9.51
Ending value (after expenses)	$1,035.30	$1,033.40	$1,031.40	$1,037.00	$1,033.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.76	$ 9.17	$ 11.64	$ 5.89	$ 9.42
Ending value (after expenses)	$1,017.44	$1,016.04	$1,013.57	$1,019.30	$1,015.79

† *Expenses are equal to the fund's annualized expense ratio of 1.53% for Class A, 1.81% for Class B, 2.30% for Class C, 1.16% for Class I and 1.86% for Class T Shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2008

Common Stocks−95.4%	Shares		Value ($)
Exchange Traded Funds−1.4%			
Technology Select Sector SPDR Fund	196,219	a,b	**4,463,982**
Industrial−3.2%			
China High Speed Transmission Equipment Group	2,016,411		3,945,335
First Solar	8,626	b	2,386,383
Vestas Wind Systems	28,630	b	3,897,115
			10,228,833
Information Technology−84.5%			
Accenture, Cl. A	314,721		13,016,861
Activision Blizzard	126,127	b	4,139,488
Adobe Systems	295,795	b	12,668,900
Akamai Technologies	111,843	a,b	2,561,205
Alliance Data Systems	38,690	a,b	2,485,446
Amdocs	59,854	b	1,806,992
Amphenol, Cl. A	94,832		4,506,417
Analog Devices	98,256		2,747,238
Apple	77,888	b	13,204,353
Automatic Data Processing	155,053		6,881,252
Bluestream Ventures, LP	4,383,300	b,d	2,994,118
BMC Software	66,871	b	2,177,320
Broadcom, Cl. A	148,005	b	3,561,000
Check Point Software Technologies	75,408	b	1,846,742
Cisco Systems	642,203	b	15,444,982
Cognizant Technology Solutions, Cl. A	387,697	b	11,367,276
Concur Technologies	113,124	a,b	4,971,800
Corning	83,493		1,714,946
Dell	193,175	b	4,197,693
Dolby Laboratories, Cl. A	65,181	a,b	2,652,867
Electronic Arts	104,618	b	5,106,405
EMC	107,741	b	1,646,282
Fiserv	35,296	b	1,830,451
Google, Cl. A	19,868	b	9,204,646
Hewlett-Packard	95,895		4,499,393
Infosys Technologies, ADR	76,571		3,160,851
Ingenex	7,900	b,d	0
Intel	455,996		10,428,629

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
International Business Machines	40,587	4,940,656
Intuit	70,370 b	2,116,026
Juniper Networks	353,998 b	9,097,749
Lam Research	72,400 b	2,661,424
Logitech International	101,322 b	2,704,284
Marvell Technology Group	159,600 b	2,251,956
McAfee	81,802 b	3,236,087
Microchip Technology	99,456 a	3,183,587
Microsoft	424,376	11,581,221
NetApp	312,576 a,b	7,964,436
Nokia, ADR	238,330	5,998,766
Nortel Networks	78,548 b	473,644
Oracle	354,366 b	7,771,246
QUALCOMM	156,723	8,251,466
Research In Motion	120,924 b	14,704,358
Salesforce.com	52,536 a,b	2,943,067
SAP, ADR	57,588	3,229,535
Symantec	105,011 b	2,342,795
Texas Instruments	296,904	7,277,117
Trimble Navigation	276,736 b	9,367,514
Varian Semiconductor Equipment Associates	84,928 a,b	2,743,174
Visa, Cl. A	23,090	1,752,531
Western Union	87,752	2,423,710
		269,839,902
Telecommunication Services—6.3%		
American Tower, Cl. A	111,906 b	4,625,075
AT & T	126,465	4,045,615
Atheros Communications	49,728 a,b	1,621,630
Crown Castle International	44,820 b	1,676,268
Metropcs Communications	142,061 a,b	2,396,569
Sprint Nextel	215,120	1,875,846
Verizon Communications	106,928	3,755,311
		19,996,314
Total Common Stocks (cost $301,428,489)		**304,529,031**

Other Investment—4.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $13,161,000)	13,161,000 c	**13,161,000**
Investment of Cash Collateral for Securities Loaned—9.3%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $29,851,149)	29,851,149 c	**29,851,149**
Total Investments (cost $344,440,638)	**108.8%**	**347,541,180**
Liabilities, Less Cash and Receivables	**(8.8%)**	**(28,172,244)**
Net Assets	**100.0%**	**319,368,936**

ADR—American Depository Receipts

a All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $28,201,709 and the total market value of the collateral held by the fund is $29,851,149.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

d Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $2,994,118 representing .9% of net assets (see below).

Issuer	Acquisition Date	Purchase Price ($)	Net Assets (%)	Valuation ($)†
Bluestream Ventures, LP	4/30/2004-6/11/2008	0.82 per share	0.9	.68 per share
Ingenex	4/30/2004	0.00 per share	0.0	.00 per share

† The valuation of these securities has been determined in good faith under the direction of the Board of Directors.

Portfolio Summary (Unaudited)††

	Value (%)		Value (%)
Information Technology	84.5	Industrial	3.2
Money Market Investments	13.4	Exchange Traded Funds	1.4
Telecommunication Services	6.3		**108.8**

†† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $28,201,709)–Note 1(c):		
Unaffiliated issuers	301,428,489	304,529,031
Affiliated issuers	43,012,149	43,012,149
Cash		53,920
Receivable for investment securities sold		2,405,372
Dividends and interest receivable		227,221
Receivable for shares of Common Stock subscribed		119,638
Prepaid expenses		39,754
		350,387,085
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		420,207
Liability for securities on loan–Note 1(c)		29,851,149
Payable for shares of Common Stock redeemed		350,020
Accrued expenses		396,773
		31,018,149
Net Assets ($)		**319,368,936**
Composition of Net Assets ($):		
Paid-in capital		472,225,449
Accumulated net realized gain (loss) on investments		(155,957,055)
Accumulated net unrealized appreciation (depreciation) on investments		3,100,542
Net Assets ($)		**319,368,936**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	257,360,008	8,633,695	29,433,966	21,888,995	2,052,272
Shares Outstanding	10,447,654	382,582	1,297,435	856,998	86,551
Net Asset Value Per Share ($)	**24.63**	**22.57**	**22.69**	**25.54**	**23.71**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $12,392 foreign taxes withheld at source):	
Unaffiliated issuers	2,445,203
Affiliated issuers	446,157
Income from securities lending	310,949
Total Income	**3,202,309**
Expenses:	
Management fee—Note 3(a)	2,799,290
Shareholder servicing costs—Note 3(c)	2,538,407
Distribution fees—Note 3(b)	356,494
Prospectus and shareholders' reports	131,922
Registration fees	64,319
Custodian fees—Note 3(c)	55,051
Professional fees	37,019
Directors' fees and expenses—Note 3(d)	20,098
Miscellaneous	30,700
Total Expenses	**6,033,300**
Less—reduction in management fee due to undertaking—Note 3(a)	(232,070)
Less—reduction in fees due to earnings credits—Note 1(c)	(72,889)
Net Expenses	**5,728,341**
Investment (Loss)—Net	**(2,526,032)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	69,841,195
Net unrealized appreciation (depreciation) on investments	(105,355,451)
Net Realized and Unrealized Gain (Loss) on Investments	**(35,514,256)**
Net (Decrease) in Net Assets Resulting from Operations	**(38,040,288)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008	2007 [a]
Operations ($):		
Investment (loss)–net	(2,526,032)	(4,546,243)
Net realized gain (loss) on investments	69,841,195	38,544,345
Net unrealized appreciation (depreciation) on investments	(105,355,451)	43,725,939
Net Increase (Decrease) in Net Assets Resulting from Operations	**(38,040,288)**	**77,724,041**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	62,812,457	71,363,653
Class B Shares	284,976	206,235
Class C Shares	1,334,302	994,442
Class I Shares	24,167,020	1,620,300
Class T Shares	344,622	784,603
Cost of shares redeemed:		
Class A Shares	(141,143,973)	(161,111,728)
Class B Shares	(8,538,873)	(32,485,543)
Class C Shares	(8,385,143)	(18,860,946)
Class I Shares	(5,158,695)	(1,623,327)
Class T Shares	(727,367)	(2,831,635)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(75,010,674)**	**(141,943,946)**
Total Increase (Decrease) in Net Assets	**(113,050,962)**	**(64,219,905)**
Net Assets ($):		
Beginning of Period	432,419,898	496,639,803
End of Period	**319,368,936**	**432,419,898**

	Year Ended August 31,	
	2008	2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	2,365,166	2,846,882
Shares redeemed	(5,388,253)	(6,374,743)
Net Increase (Decrease) in Shares Outstanding	**(3,023,087)**	**(3,527,861)**
Class B[b]		
Shares sold	11,543	8,920
Shares redeemed	(349,850)	(1,410,178)
Net Increase (Decrease) in Shares Outstanding	**(338,307)**	**(1,401,258)**
Class C		
Shares sold	53,343	42,712
Shares redeemed	(344,292)	(801,693)
Net Increase (Decrease) in Shares Outstanding	**(290,949)**	**(758,981)**
Class I		
Shares sold	853,264	62,219
Shares redeemed	(190,605)	(62,383)
Net Increase (Decrease) in Shares Outstanding	**662,659**	**(164)**
Class T		
Shares sold	13,290	32,131
Shares redeemed	(29,227)	(117,261)
Net Increase (Decrease) in Shares Outstanding	**(15,937)**	**(85,130)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended August 31, 2008, 192,249 Class B shares representing $4,701,382 were automatically converted to 176,880 Class A shares and during the period ended August 31, 2007, 781,540 Class B shares representing $17,964,365 were automatically converted to 727,553 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	27.18	23.03	22.40	19.64	21.28
Investment Operations:					
Investment (loss)−net [a]	(.15)	(.21)	(.18)	(.10)	(.24)
Net realized and unrealized gain (loss) on investments	(2.40)	4.36	.78	2.86	(1.40)
Total from Investment Operations	(2.55)	4.15	.60	2.76	(1.64)
Capital contribution by Manager	–	–	.03	–	–
Net asset value, end of period	24.63	27.18	23.03	22.40	19.64
Total Return (%) [b]	(9.35)	18.02	2.81 [c]	14.05	(7.71)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.52	1.46	1.38	1.32	1.42
Ratio of net expenses to average net assets	1.44	1.42	1.38 [d]	1.32 [d]	1.42
Ratio of net investment (loss) to average net assets	(.59)	(.82)	(.77)	(.45)	(1.06)
Portfolio Turnover Rate	126.37	28.80	48.26	44.59	127.75
Net Assets, end of period ($ x 1,000)	257,360	366,083	391,530	384,411	398,767

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *If capital contribution had not been made by the Manager, total return for the year ended August 31, 2006 would have been 2.67%.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class B Shares	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	25.10	21.51	21.17	18.75	20.50
Investment Operations:					
Investment (loss)−net [a]	(.34)	(.43)	(.41)	(.29)	(.43)
Net realized and unrealized gain (loss) on investments	(2.19)	4.02	.72	2.71	(1.32)
Total from Investment Operations	(2.53)	3.59	.31	2.42	(1.75)
Capital contribution by Manager	–	–	.03	–	–
Net asset value, end of period	22.57	25.10	21.51	21.17	18.75
Total Return (%) [b]	(10.08)	16.69	1.61 [c]	12.91	(8.54)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.38	2.51	2.47	2.29	2.36
Ratio of net expenses to average net assets	2.30	2.47	2.47 [d]	2.29 [d]	2.36
Ratio of net investment (loss) to average net assets	(1.46)	(1.91)	(1.92)	(1.41)	(2.00)
Portfolio Turnover Rate	126.37	28.80	48.26	44.59	127.75
Net Assets, end of period ($ x 1,000)	8,634	18,097	45,652	162,849	206,901

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *If capital contribution had not been made by the Manager, total return for the year ended August 31, 2006 would have been 1.47%.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

	Year Ended August 31,				
Class C Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	25.24	21.58	21.19	18.76	20.51
Investment Operations:					
Investment (loss)–net [a]	(.34)	(.40)	(.38)	(.29)	(.42)
Net realized and unrealized gain (loss) on investments	(2.21)	4.06	.74	2.72	(1.33)
Total from Investment Operations	(2.55)	3.66	.36	2.43	(1.75)
Capital contribution by Manager	–	–	.03	–	–
Net asset value, end of period	22.69	25.24	21.58	21.19	18.76
Total Return (%) [b]	(10.10)	16.96	1.84[c]	12.95	(8.53)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.37	2.32	2.33	2.28	2.33
Ratio of net expenses to average net assets	2.28	2.28	2.33[d]	2.28[d]	2.33
Ratio of net investment (loss) to average net assets	(1.43)	(1.69)	(1.73)	(1.39)	(1.98)
Portfolio Turnover Rate	126.37	28.80	48.26	44.59	127.75
Net Assets, end of period ($ x 1,000)	29,434	40,090	50,656	67,295	87,980

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *If capital contribution had not been made by the Manager, total return for the year ended August 31, 2006 would have been 1.70%.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended August 31,				
Class I Shares	**2008**	**2007** [a]	**2006**	**2005**	**2004**
Per Share Data ($):					
Net asset value, beginning of period	28.08	23.71	22.97	20.06	21.63
Investment Operations:					
Investment income (loss)–net [b]	(.06)	(.11)	(.08)	.00 [c]	(.05)
Net realized and unrealized gain (loss) on investments	(2.48)	4.48	.79	2.91	(1.52)
Total from Investment Operations	(2.54)	4.37	.71	2.91	(1.57)
Capital contribution by Manager	–	–	.03	–	–
Net asset value, end of period	25.54	28.08	23.71	22.97	20.06
Total Return (%)	(9.04)	18.43	3.22 [d]	14.51	(7.26)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.24	1.08	.82	.86	.86
Ratio of net expenses to average net assets	1.16	1.04	.82 [e]	.86 [e]	.86
Ratio of net investment income (loss) to average net assets	(.22)	(.44)	(.36)	.01	(.26)
Portfolio Turnover Rate	126.37	28.80	48.26	44.59	127.75
Net Assets, end of period ($ x 1,000)	21,889	5,458	4,612	981,036	1,051,240

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *If capital contribution had not been made by the Manager, total return for the year ended August 31, 2006 would have been 3.08%.*

[e] *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

	Year Ended August 31,				
Class T Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	26.26	22.34	21.81	19.22	20.90
Investment Operations:					
Investment (loss)−net [a]	(.24)	(.29)	(.27)	(.19)	(.31)
Net realized and unrealized gain (loss) on investments	(2.31)	4.21	.77	2.78	(1.37)
Total from Investment Operations	(2.55)	3.92	.50	2.59	(1.68)
Capital contribution by Manager	−	−	.03	−	−
Net asset value, end of period	23.71	26.26	22.34	21.81	19.22
Total Return (%) [b]	(9.71)	17.55	2.43 [c]	13.48	(8.04)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.91	1.82	1.79	1.79	1.79
Ratio of net expenses to average net assets	1.83	1.78	1.79 [d]	1.79 [d]	1.79
Ratio of net investment (loss) to average net assets	(.97)	(1.19)	(1.18)	(.91)	(1.43)
Portfolio Turnover Rate	126.37	28.80	48.26	44.59	127.75
Net Assets, end of period ($ x 1,000)	2,052	2,691	4,191	4,629	4,931

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *If capital contribution had not been made by the Manager, total return for the year ended August 31, 2006 would have been 2.29%.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Technology Growth Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $103,650, from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $154,599,403 and unrealized appreciation $1,742,890.

The accumulated capital loss carryover is subject to annual limitations on the utilization pursuant to Section 382 of the Internal Revenue Code. If not applied, $81,373,900 of the carryover expires in fiscal 2011 and $73,225,503 expires in fiscal 2012. Due to the limitation on the utilization of the capital loss carryover, only $154,599,403 of the remaining $157,402,036 will actually be eligible to offset future gains. Consequently, the difference of $2,802,633 has been recorded as a reduction of paid-in capital in fiscal 2008. Other ownership changes as described in Section 382 of the Internal Revenue Code may put additional limitations on the utilization of these amounts.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, limited partnerships, foreign currency transactions and other permanent book to tax differences under the provisions of Section 382 of the Code, the fund increased accumulated undistributed investment income-net by $2,526,032, increased accumulated net realized gain (loss) on investments by $1,936,798 and decreased paid-in capital by $4,462,830. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund had the ability to borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit. Effective May 1, 2008, the fund participates with other Dreyfus managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit. During the period ended August 31, 2008, the fund did not borrow under the lines of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

The Manager had agreed to waive receipt of a portion of the fund's management fee from September 1, 2007 through March 31, 2008, in the amount of .10% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $232,070 during the period ended August 31, 2008.

During the period ended August 31, 2008, the Distributor retained $7,214 and $39 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $31,114 and $3,043 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2008, Class B, Class C and Class T shares were charged $92,982, $257,529 and $5,983, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class B, Class C and Class T shares were charged $765,017, $30,994, $85,843 and $5,983, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $661,511 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $72,889 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $55,051 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,623 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $206,673, Rule 12b-1 distribution plan fees $25,169, shareholder services plan fees $64,209, custodian fees $11,596, chief compliance officer fees $3,760 and transfer agency per account fees $108,800.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $457,798,814 and $539,366,770, respectively.

At August 31, 2008, the cost of investments for federal income tax purposes was $345,798,290; accordingly, accumulated net unrealized appreciation on investments was $1,742,890, consisting of $20,803,154 gross unrealized appreciation and $19,060,264 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Technology Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Technology Growth Fund (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Technology Growth Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 23, 2008

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 31, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board members considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting, administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of science and technology funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional science and technology funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return for the one- and three-year periods ended January 31, 2008 was in the third quartile of the Performance Group and of the Performance Universe, for the two year period was in the second and third quartile of the Performance Group and Performance Universe, respectively, while the 10-year total return performance of the fund was in the first quartile of both categories. The Board further noted that the fund's total return exceeded that of the Morgan Stanley High Tech-35 Index for the calendar year 2007.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was in the second quartile of its Expense Group and Expense Universe (the first quartile being the funds with the lowest expenses), and the total expense ratio was in the second quartile of its Expense Group and the first quartile of its Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus' profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded, taking into account the waiver, that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

————————

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

————————

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier
Technology Growth Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DTGRX	Class B: DTGBX	Class C: DTGCX
	Class I: DGVRX	Class T: DPTGX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0255AR0808

Dreyfus
Small Company
Value Fund

ANNUAL REPORT August 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Small Company Value Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened market volatility. However, a look at the returns of various stock market indices over the 12-month reporting period reveals a counter-historical trend: Smaller, growth-oriented stocks declined less sharply, on average, than larger value stocks. These results reinforce two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008, as provided by David Daglio, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Small Company Value Fund produced a total return of –6.04%.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index, produced a total return of –7.52% for the same period.[2]

Small-cap stocks lost value in a volatile market environment, the result of a U.S. economic slowdown and a credit crisis that originated in the subprime mortgage market. The fund produced a higher return than its benchmark, largely due to favorable stock selections in the health care and consumer areas and an underweighted position among financial stocks.

The Fund's Investment Approach

The fund seeks capital appreciation and normally invests at least 80% of its assets in the stocks of companies with market capitalizations within the range of companies in the Russell 2000 Value Index at the time of purchase. Because the fund may continue to hold a security whose market capitalization grows, a substantial portion of the fund's holdings can have market capitalizations outside the range of the Russell 2000 Value Index at any given time. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings (IPOs). Potential investments are identified through extensive quantitative and fundamental research, emphasizing three key factors: value, business health and business momentum.

Small-Cap Stocks Struggled in a Sluggish Economy

U.S. small-cap stocks produced disappointing results during the reporting period due to an onslaught of negative economic news, the most damaging of which was the continued deterioration of the U.S. housing market. Housing values fell sharply while mortgage defaults, delinquencies and foreclosures continued to mount, creating concerns regarding the resiliency of the U.S. consumer. At the same time, soaring food and fuel prices put further pressure on cash-strapped consumers. Meanwhile, a credit crisis that originated among U.S. sub-prime mortgages sent ripples throughout the U.S. and global financial markets, producing massive losses among major financial institutions.

Investors initially responded to these developments by shifting away from small-cap stocks toward larger, well-established multinational corporations. However, by the end of the reporting period, small-cap stocks had produced significantly better results than their large-cap counterparts, as many of the harder-hit banks, brokerage firms, insurers and mortgage agencies were large-cap companies.

Strong Stock Selections Drove Relative Performance

The bulk of the fund's better relative performance stemmed from our stock selection strategy in the health care, consumer discretionary and financials areas. Within the health care sector, where we had established an overweighted position, the fund benefited from an acceleration of mergers-and-acquisitions activity. For example, one of the fund's larger positive contributors to performance was Alpharma, a global specialty pharmaceutical manufacturer that is developing abuse-deterrent drugs. The company's stock price gained value when, in the final weeks of the reporting period, the company received a tender offer from King Pharmaceuticals. Barr Pharmaceuticals saw its stock price rise when it agreed to be purchased by Israel-based Teva Pharmaceutical Industries. Other health care winners include Volcano Corporation and SonoSite, two makers of ultrasound equipment that benefited from new product cycles.

Consumer discretionary stocks represented another area of outperformance compared to the benchmark. While many analysts were concerned that consumer spending would falter, we took a slightly contrarian view, believing that consumers would instead become more "thrifty" and begin to shop at more moderately priced stores than they had in the past. This strategy worked well, enabling the fund to achieve gains in apparel retailers Children's Place Retail Stores and Coldwater Creek, as well as Hanesbrands. Advance Auto Parts gained value when consumers generally chose to continue driving their current automobiles rather than buying new ones.

The fund benefited from limited exposure to financials stocks associated with lending, a position we have maintained over the past four years. While this stance hurt the fund in previous years when the real estate market was booming, it proved beneficial in the current market environment.

On the other hand, in the consumer staples area, meat processors Smithfield Foods and Pilgrim's Pride were hurt by rising feed costs. Overweighted exposure to supermarkets also hindered performance as food prices rose and consumers curtailed their grocery spending. Finally, an underweighted position in what we believed were richly valued commodity and materials stocks detracted from relative performance.

Seeking to Manage Downside Risk

During these turbulent times, we have been especially pleased with the effectiveness of risk-management measures that we put in place over the last three years, particularly with regard to downside price risk analysis of the portfolio's current or potential holdings. In our experience, protecting shareholder wealth from excessive downturns, particularly during markets such as today's, becomes paramount. We take pride in our team of independent thinkers that, using a bottom-up investment approach, affords us the flexibility to respond decisively when opportunities present themselves.

September 15, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Small Company Value Fund and the Russell 2000 Value Index

Average Annual Total Returns *as of 8/31/08*

	1 Year	5 Years	10 Years
Fund	**(6.04)%**	**9.15%**	**11.22%**

† *Source: Lipper Inc.*
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.
The above graph compares a $10,000 investment made in Dreyfus Small Company Value Fund on 8/31/98 to a $10,000 investment made on that date in the Russell 2000 Value Index (the "Index"). All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged index of small-cap value stock performance. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Small Company Value Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 6.36
Ending value (after expenses)	$1,022.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 6.34
Ending value (after expenses)	$1,018.85

† *Expenses are equal to the fund's annualized expense ratio of 1.25%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2008

Common Stocks−97.2%	Shares	Value ($)
Consumer Discretionary−16.7%		
Advance Auto Parts	17,220	741,149
Children's Place Retail Stores	31,850 a,b	1,336,107
Citi Trends	89,240 b	1,840,129
Coldwater Creek	194,780 a,b	1,417,998
Fred's, Cl. A	121,450 a	1,702,729
Hanesbrands	64,380 a,b	1,534,819
hhgregg	35,550 b	356,922
Jones Apparel Group	55,990	1,111,961
Mohawk Industries	7,540 a,b	520,637
OfficeMax	223,300	2,733,192
P.F. Chang's China Bistro	47,750 a,b	1,240,545
Pulte Homes	86,870 a	1,260,484
True Religion Apparel	54,270 a,b	1,473,430
		17,270,102
Consumer Staples−5.9%		
Great Atlantic & Pacific Tea	38,500 b	628,320
Green Mountain Coffee Roasters	11,020 a,b	402,120
Herbalife	11,270	530,817
Pilgrim's Pride	41,840	537,226
Sanderson Farms	23,360	801,482
Smithfield Foods	91,260 a,b	1,835,239
Winn-Dixie Stores	99,294 a,b	1,402,031
		6,137,235
Energy−6.5%		
Hercules Offshore	78,860 b	1,740,440
Holly	12,870	411,840
Key Energy Services	53,060 b	891,408
PetroHawk Energy	45,300 b	1,567,833
Whiting Petroleum	22,190 b	2,135,566
		6,747,087
Financial−14.9%		
Assured Guaranty	135,250 a	2,199,165
CIT Group	186,650 a	1,924,361
Cypress Sharpridge Investments	70,633 c	1,058,789
East West Bancorp	41,080 a	512,268

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
First Cash Financial Services	72,420 a,b	1,341,943
Hanover Insurance Group	59,290	2,800,267
KBW	72,800 a,b	2,150,512
KKR Financial Holdings	203,190	1,905,922
MFA Mortgage Investments	118,110	803,148
PartnerRe	8,950	616,744
		15,313,119
Health Care−13.6%		
Alpharma, Cl. A	71,840 a,b	2,564,688
Amedisys	15,770 a,b	839,279
AngioDynamics	76,420 b	1,255,581
Biovail	137,600	1,472,320
Omnicell	93,050 a,b	1,428,317
Sciele Pharma	113,710 a,b	2,191,192
SonoSite	70,220 a,b	2,373,436
Volcano	100,250 b	1,841,593
		13,966,406
Industrial−11.1%		
Altra Holdings	94,510 b	1,700,235
Curtiss-Wright	11,190	602,805
First Advantage, Cl. A	28,330 b	473,961
General Cable	5,400 a,b	265,788
Geo Group	64,036 b	1,417,117
Heartland Express	23,740 a	392,185
Interline Brands	103,650 b	1,663,583
Navigant Consulting	57,780 b	1,000,172
Thomas & Betts	26,180 b	1,206,374
TransDigm Group	22,850 a,b	858,246
UTi Worldwide	92,220	1,853,622
		11,434,088
Information Technology−12.9%		
Applied Micro Circuits	57,132 a,b	454,771
Ariba	100,250 a,b	1,476,682
Arris Group	44,930 a,b	425,038
Atheros Communications	17,370 a,b	566,436

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
DealerTrack Holdings	97,560 a,b	1,798,031
Emulex	136,170 a,b	1,827,401
Hutchinson Technology	99,100 b	1,435,959
MSC.Software	82,540 b	1,071,369
Synchronoss Technologies	180,217 a,b	2,281,547
THQ	91,940 b	1,408,521
Websense	22,490 b	509,174
		13,254,929
Materials–6.0%		
Cytec Industries	22,540	1,145,032
Packaging Corp. of America	83,290	2,144,717
Spartech	51,350	540,716
Temple-Inland	142,240 a	2,376,830
		6,207,295
Telecommunication Services–1.9%		
Leap Wireless International	11,710 a,b	522,969
NTELOS Holdings	41,110	1,223,022
Virgin Mobile USA, Cl. A	75,980 a,b	199,827
		1,945,818
Utilities–7.7%		
Central Vermont Public Service	36,970	898,371
CMS Energy	115,020 a	1,560,821
DPL	96,610 a	2,397,860
Portland General Electric	121,890	3,122,822
		7,979,874
Total Common Stocks		
(cost $98,628,211)		**100,255,953**

Other Investment–1.7%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,762,000)	1,762,000 d	**1,762,000**

Investment of Cash Collateral for Securities Loaned—27.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $28,727,847)	28,727,847 d	**28,727,847**
Total Investments (cost $129,118,058)	**126.7%**	**130,745,800**
Liabilities, Less Cash and Receivables	**(26.7%)**	**(27,565,042)**
Net Assets	**100.0%**	**103,180,758**

a *All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $27,534,750 and the total market value of the collateral held by the fund is $29,259,369, consisting of cash collateral of $28,727,847 and U.S. Government and agencies securities valued at $531,522.*
b *Non-income producing security.*
c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, this security amounted to $1,058,789 or 1.0% of net assets.*
d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investments	29.5	Utilities	7.7
Consumer Discretionary	16.7	Energy	6.5
Financial	14.9	Materials	6.0
Health Care	13.6	Consumer Staples	5.9
Information Technology	12.9	Telecommunication Services	1.9
Industrial	11.1		**126.7**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $27,534,750)–Note 1(b):		
Unaffiliated issuers	98,628,211	100,255,953
Affiliated issuers	30,489,847	30,489,847
Cash		3,960
Receivable for investment securities sold		1,537,334
Dividends and interest receivable		135,619
Receivable for shares of Common Stock subscribed		8,078
Prepaid expenses		13,157
		132,443,948
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		105,735
Liability for securities on loan–Note 1(b)		28,727,847
Payable for investment securities purchased		341,685
Payable for shares of Common Stock redeemed		32,025
Accrued expenses		55,898
		29,263,190
Net Assets ($)		**103,180,758**
Composition of Net Assets ($):		
Paid-in capital		113,074,006
Accumulated undistributed investment income–net		780,706
Accumulated net realized gain (loss) on investments		(12,301,696)
Accumulated net unrealized appreciation (depreciation) on investments		1,627,742
Net Assets ($)		**103,180,758**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		5,108,358
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**20.20**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $17,661 foreign taxes withheld at source):	
Unaffiliated issuers	1,270,231
Affiliated issuers	30,410
Income from securities lending	322,634
Total Income	**1,623,275**
Expenses:	
Management fee–Note 3(a)	817,427
Shareholder servicing costs–Note 3(b)	397,279
Custodian fees–Note 3(b)	37,790
Professional fees	37,444
Prospectus and shareholders' reports	18,925
Registration fees	12,976
Directors' fees and expenses–Note 3(c)	5,870
Interest expense–Note 2	1,758
Loan commitment fees–Note 2	101
Miscellaneous	14,702
Total Expenses	**1,344,272**
Less–reduction in fees due to earnings credits–Note 1(b)	(7,635)
Net Expenses	**1,336,637**
Investment Income–Net	**286,638**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(9,780,616)
Net unrealized appreciation (depreciation) on investments	2,291,750
Net Realized and Unrealized Gain (Loss) on Investments	**(7,488,866)**
Net (Decrease) in Net Assets Resulting from Operations	**(7,202,228)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2008	2007
Operations ($):		
Investment income−net	286,638	393,152
Net realized gain (loss) on investments	(9,780,616)	22,667,056
Net unrealized appreciation (depreciation) on investments	2,291,750	4,229,757
Net Increase (Decrease) in Net Assets Resulting from Operations	**(7,202,228)**	**27,289,965**
Dividends to Shareholders from ($):		
Investment income−net	(453,630)	−
Net realized gain on investments	(23,143,887)	(5,479,345)
Total Dividends	**(23,597,517)**	**(5,479,345)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	3,674,414	4,062,398
Dividends reinvested	22,962,164	5,319,086
Cost of shares redeemed	(15,350,707)	(44,794,988)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**11,285,871**	**(35,413,504)**
Total Increase (Decrease) in Net Assets	**(19,513,874)**	**(13,602,884)**
Net Assets ($):		
Beginning of Period	122,694,632	136,297,516
End of Period	**103,180,758**	**122,694,632**
Undistributed investment income−net	780,706	397,957
Capital Share Transactions (Shares):		
Shares sold	171,598	155,135
Shares issued for dividends reinvested	1,100,246	208,918
Shares redeemed	(696,284)	(1,725,801)
Net Increase (Decrease) in Shares Outstanding	**575,560**	**(1,361,748)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	27.07	23.12	27.31	20.42	18.69
Investment Operations:					
Investment income (loss)−net [a]	.06	.08	(.11)	(.17)	(.18)
Net realized and unrealized gain (loss) on investments	(1.52)	4.90	(1.69)	7.06	1.91
Total from Investment Operations	(1.46)	4.98	(1.80)	6.89	1.73
Distributions:					
Dividends from investment income−net	(.10)	–	–	–	–
Dividends from net realized gain on investments	(5.31)	(1.03)	(2.39)	–	–
Total Distributions	(5.41)	(1.03)	(2.39)	–	–
Net asset value, end of period	20.20	27.07	23.12	27.31	20.42
Total Return (%)	(6.04)	21.83	(7.37)	33.74	9.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.23	1.21	1.19	1.18	1.22
Ratio of net expenses to average net assets	1.23[b]	1.21	1.19	1.18	1.22
Ratio of net investment income (loss) to average net assets	.26	.29	(.45)	(.70)	(.83)
Portfolio Turnover Rate	175.45	165.75	170.59	107.07	113.42
Net Assets, end of period ($ x 1,000)	103,181	122,695	136,298	183,429	171,167

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Small Company Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. Effective November 1, 2007, the fund reopened to new investors.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by cash collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $138,272, from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,367,526 and unrealized appreciation $847,438. In addition, the fund had $12,108,212 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: ordinary income $17,062,863 and $3,560,777, and long-term capital gains $6,534,654 and $1,918,568, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies, the fund increased accumulated undistributed investment income-net by $549,741 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund had the ability to borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit. Effective May 1, 2008, the fund participates with other Dreyfus managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit.

The average daily amount of borrowings outstanding under the lines of credit during the period ended August 31, 2008, was approximately $37,500, with a related weighted average annualized interest rate of 4.69%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, the fund was charged $272,476 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $63,931 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $7,635 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $37,790 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $64,378, shareholder services plan fees $21,459, custodian fees $5,169, chief compliance officer fees $3,760 and transfer agency per account fees $10,969.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a 1% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. From September 1, 2007 to November 30, 2007, there were no redemption fees charged and retained by the fund. Effective December 1, 2007, the fund discontinued the redemption fee. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $190,385,959 and $204,327,937, respectively.

At August 31, 2008, the cost of investments for federal income tax purposes was $129,898,362; accordingly, accumulated net unrealized appreciation on investments was $847,438, consisting of $9,763,693 gross unrealized appreciation and $8,916,255 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Plan of Reorganization:

On July 15, 2008, the Board of Directors of Advantage Funds, Inc. (the "Company") approved, subject to shareholder approval on or about November 19, 2008 of Dreyfus Emerging Leaders Fund (the "Emerging Leaders Fund"), an Agreement and Plan of Reorganization to merge Emerging Leaders Fund into the fund as part of a tax-free reorganization. The merger currently is anticipated to occur on or about January 22, 2009. On the date of the merger, Emerging Leaders Fund will exchange all of its assets at net asset value, subject to liabilities, for shares of the fund. Those shares then will be distributed pro rata to shareholders of Emerging Leaders Fund so that each shareholder receives a number of shares of the fund equal to the aggregate net asset value of the shareholder's Emerging Leaders Fund shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Small Company Value Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Small Company Value Fund, (one of the series comprising Advantage Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Small Company Value Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $1.5000 per share as a long-term capital gain distribution and $3.8060 per share as a short-term capital gain distribution of the $5.4100 per share paid on December 5, 2007. Also the fund hereby designates 7.23% of the ordinary dividends paid during the fiscal year ended August 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $678,809 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 31, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board members considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and Dreyfus' oversight of day-to-day fund operations, including fund accounting, administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load, small-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional small-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the one-year period ended January 31, 2008 was in the first quartile of the Performance Group and of the Performance Universe while total returns for the two- and three-year periods, ended January 31, 2008, were in the second quartile.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was in the first quartile of its Expense Group and Expense Universe (the first quartile being the funds with the lowest expenses), and the total expense ratio was in the second quartile of its Expense Group and its Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:

- Corporate Director and Trustee

Other Board Memberships and Affiliations:

- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

David P. Feldman (68)
Board Member (1996)

Principal Occupation During Past 5 Years:

- Corporate Director and Trustee

Other Board Memberships and Affiliations:

- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 45

30

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

————————

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

————————

Gloria Messinger (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 45

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Small Company Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DSCVX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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